   As filed with the Securities and Exchange Commission on November __, 1995

                                                      Registration No. 033-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                           __________________________
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                           __________________________
                              NORWEST CORPORATION
             (Exact name of registrant as specified in its charter)


            Delaware                            6711                  41-0449260
 (State or other jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
 incorporation or organization)     Classification Code Number)   Identification No.)

                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota  55479-1000
                                  612-667-1234
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           __________________________
             Stanley S. Stroup
Executive Vice President and General Counsel               Copy to:
            Norwest Corporation                        Robert J. Kaukol
               Norwest Center                        Norwest Corporation
            Sixth and Marquette                         Norwest Center
     Minneapolis, Minnesota  55479-1026              Sixth and Marquette
                612-667-8858                  Minneapolis, Minnesota  55479-1026
(Name, address, including zip code, and telephone
number, including area code, of agent for service)
                               __________________
   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of the Registration Statement.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================
       Title of Securities            Amount     Proposed Maximum  Proposed Maximum    Amount of
              to Be                    to Be      Offering Price       Aggregate      Registration
            Registered              Registered      Per Share       Offering Price        Fee
--------------------------------------------------------------------------------------------------
          Common Stock               7,800,000          N/A         $201,279,405 (3)    $69,407
(par value $1-2/3 per share) (1)     Shares (2)
==================================================================================================

(1) Each share of the registrant's common stock includes one preferred stock purchase right.
(2) Based upon the maximum number of shares that may be issued in the transaction described herein.
(3) Estimated solely for purpose of computing the registration fee, in accordance with Rule 457(f), based upon (i) a maximum number of 6,327,054 outstanding shares of common stock of AMFED Financial, Inc. to be acquired by the registrant in the transaction described herein (assuming the exercise in full of all options, warrants, conversion rights, and other rights with respect thereto, other than certain option rights held by the registrant), and (ii) the average of the high and low sales of AMFED Financial, Inc. as reported on the Nasdaq National Market on November 16, 1995.
                           __________________________

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                              NORWEST CORPORATION
                              -------------------

                             Cross Reference Sheet
                    Pursuant to Regulation S-K, Item 501(b)


      Form S-4 Item                                 Prospectus Heading
      -------------                                 ------------------
  1.  Forepart of Registration Statement            Outside Front Cover Page
      and Outside Front Cover Page of
      Prospectus

  2.  Inside Front and Outside Back Cover           Available Information;
      Pages of Prospectus                           Incorporation of Certain
                                                    Documents by Reference;
                                                    Table of Contents

  3.  Risk Factors, Ratio of Earnings to Fixed      Summary
      Charges, and Other Information

  4.  Terms of the Transaction                      The Merger

  5.  Pro Forma Financial Information               *

  6.  Material Contracts with the Company           The Merger
      Being Acquired

  7.  Additional Information Required for           *
      Reoffering by Persons and Parties
      Deemed to be Underwriters

  8.  Interests of Named Experts and Counsel        Legal Opinions

  9.  Disclosure of Commission Position on          *
      Indemnification for Securities Act
      Liabilities

  10. Information with Respect to S-3               Summary; The Merger; Certain
      Registrants                                   Regulatory Considerations

  11. Incorporation of Certain Information          Incorporation of Certain
      by Reference                                  Documents by Reference;
                                                    Management of Norwest and
                                                    Additional Information

  12. Information with Respect to S-2 or            *
      S-3 Registrants

  13. Incorporation of Certain Documents            *
      by Reference

                              NORWEST CORPORATION
                              -------------------

                             Cross Reference Sheet
                    Pursuant to Regulation S-K, Item 501(b)

      Form S-4 Item                              Prospectus Heading
      -------------                              ------------------
  14. Information with Respect to                *
      Registrants Other Than S-2 or S-3
      Registrants

  15. Information with Respect to S-3            Incorporation of Certain
      Companies                                  Documents By Reference

  16. Information with Respect to                *
      S-2 or S-3 Companies

  17. Information with Respect to Companies      *
      Other Than S-2 or S-3 Companies

  18. Information If Proxies, Consents,          Meeting Information; The
      or Authorizations Are to Be Solicited      Merger--No Dissenters' Rights;
                                                 Management of Norwest and
                                                 Additional Information

  19. Information If Proxies, Consents, or       *
      Authorizations Are Not to Be Solicited
      in an Exchange Offer

---------------------------

  *Item is omitted because answer is negative or item is inapplicable.

                                                              December   , 1995

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders of AMFED Financial, Inc. ("AMFED") to be held in the Southern Pacific Rooms D and E at John Ascuaga's Nugget Hotel, 1100 Nugget Avenue, Sparks, Nevada, on Wednesday, January 3, 1996, at 10:00 a.m., local time. At the Special Meeting you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of July 21, 1995, between AMFED and Norwest Corporation ("Norwest"), and the related Agreement and Plan of Merger (together, the "Merger Agreement"), providing for the merger of a wholly-owned subsidiary of Norwest into AMFED (the "Merger"). Upon consummation of the Merger, AMFED will be a wholly-owned subsidiary of Norwest.

  As a result of the Merger, each outstanding share of AMFED common stock will be converted into 1.0251 shares of Norwest common stock in a transaction that is generally tax-free for federal income tax purposes, all as more fully discussed in the accompanying Proxy Statement-Prospectus. The common stock of Norwest is actively traded and is listed on the New York Stock Exchange ("NYSE"). The last reported sale price of Norwest common stock on the NYSE on
November   , 1995 was $       per share.

  The enclosed Proxy Statement-Prospectus contains a more complete description of the terms of the Merger. I urge you to review carefully the Proxy Statement-Prospectus and the information in Norwest's 1994 Annual Report on Form 10-K, 1995 First, Second and Third Quarter Reports on Form 10-Q, 1995 Annual Meeting Proxy Statement and 1995 Current Reports on Form 8-K, copies of which are available as indicated in the accompanying Proxy Statement-Prospectus under "Incorporation of Certain Documents by Reference."

  The Board of Directors has approved the Merger Agreement as being in the best interests of AMFED and its stockholders and recommends that you vote in favor of the Merger. AMFED has received an opinion from Merrill Lynch & Co., an investment banking firm experienced in the valuation of financial institutions, that as of the date hereof the exchange ratio is fair to the stockholders of AMFED (other than Norwest) from a financial point of view. Consummation of the Merger is subject to a number of conditions, including approval of the Merger Agreement by AMFED's stockholders.

  It is very important that your shares be represented at the Special Meeting, regardless of whether you plan to attend in person. A failure to vote, either by not returning the enclosed proxy or by checking the "Abstain" box thereon, will have the same effect as a vote against approval of the Merger Agreement. Therefore, in order to ensure that your vote is represented at the Special Meeting, PLEASE DATE, SIGN, AND PROMPTLY RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. If you attend the meeting, you may vote in person if you wish, even though you have previously returned your proxy.

  On behalf of the Board of Directors, I recommend that you vote FOR approval of the Merger Agreement.

                                          E.R. Houston
                                          Chairman of the Board

                             AMFED FINANCIAL, INC.
                             ONE CALIFORNIA AVENUE
                              RENO, NEVADA 89509
                                (702) 785-8500

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY 3, 1996

                               ----------------

  NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the "Special Meeting") of AMFED Financial, Inc. ("AMFED"), a Nevada corporation, will be held in the Southern Pacific Rooms D and E at John Ascuaga's Nugget Hotel, 1100 Nugget Avenue, Sparks, Nevada, on Wednesday, January 3, 1996, at 10:00 a.m., local time, for the following purposes:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of July 21, 1995 (including the Agreement and Plan of Merger attached thereto), between AMFED and Norwest Corporation ("Norwest"), a Delaware corporation, a copy of which is included in the accompanying Proxy Statement-Prospectus as Appendix A, under the terms of which (i) a wholly-owned subsidiary of Norwest would be merged with AMFED (the "Merger"), with AMFED as the surviving corporation, and (ii) each outstanding share of common stock, par value $.01 per share, of AMFED would be converted into 1.0251 shares of common stock, par value $1 2/3 per share, of Norwest in accordance with the provisions of the Agreement and Plan of Reorganization; and to authorize such further action by the Board of Directors and officers of AMFED as may be necessary or appropriate to carry out the intent and purposes of the Merger.

    2. To transact such other business as may properly come before the meeting or any adjournments thereof.

  Only stockholders of record on the books of AMFED at the close of business on November 24, 1995 will be entitled to vote at the Special Meeting or any adjournments thereof.

  Your attention is directed to the Proxy Statement-Prospectus accompanying this notice for a more complete statement regarding the matters to be acted upon at the Special Meeting.

                                          By Order of the Board of Directors

                                          JoAnn Coy
                                          Secretary

December   , 1995

  THE BOARD OF DIRECTORS OF AMFED RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL.

  HOLDERS OF AMFED COMMON STOCK ARE URGED TO COMPLETE, SIGN, DATE, AND MAIL THE ENCLOSED PROXY PROMPTLY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY, IF YOU WISH, REVOKE YOUR PROXY AND VOTE IN PERSON. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS.

                              PROXY STATEMENT OF
                             AMFED FINANCIAL, INC.
                     FOR A SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY 3, 1996

                               ----------------

                                  PROSPECTUS
                                      OF
                              NORWEST CORPORATION
                                 COMMON STOCK

                               ----------------

  This Proxy Statement-Prospectus of Norwest Corporation ("Norwest") relates to up to 7,800,000 shares of the common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock") issuable to the stockholders of AMFED Financial, Inc. ("AMFED") upon consummation of the merger (the "Merger") of a wholly-owned subsidiary of Norwest with AMFED, with AMFED as the surviving corporation, pursuant to the terms of an Agreement and Plan of Reorganization dated as of July 21, 1995 between AMFED and Norwest (together with the Agreement and Plan of Merger attached thereto, the "Merger Agreement"). A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement-Prospectus and incorporated by reference herein.

  This Proxy Statement-Prospectus is being furnished to the stockholders of AMFED in connection with the solicitation of proxies by the Board of Directors of AMFED (the "AMFED Board") for use at the special meeting of stockholders of AMFED to be held on January 3, 1996 and at any adjournments or postponements thereof (the "Special Meeting").

  At the Special Meeting, the holders of record of the common stock, par value $.01 per share, of AMFED ("AMFED Common Stock") on November 24, 1995 will consider and vote upon a proposal to approve the Merger Agreement. Except as described herein, upon consummation of the Merger, each outstanding share AMFED Common Stock will be converted into 1.0251 shares of Norwest Common Stock in accordance with the provisions of the Merger Agreement. For a more complete description of the Merger Agreement and the terms of the Merger, see "THE MERGER."

  Norwest Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "NOB" and on the Chicago Stock Exchange ("CHX"). The closing price of Norwest Common Stock as reported on the NYSE Composite Tape on November
   , 1995 was $           per share. AMFED Common Stock is traded on the
Nasdaq National Market. The last reported sale price of AMFED Common Stock on
November    , 1995 was $            per share.

  This Proxy Statement-Prospectus and the form of proxy are first being mailed
to stockholders of AMFED on or about December   , 1995.

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      COMMISSION OR  ANY  STATE  SECURITIES COMMISSION  PASSED  UPON THE
        ACCURACY OR  ADEQUACY OF THIS PROXY  STATEMENT-PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   4
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   5
SUMMARY....................................................................   6
  Parties to the Merger....................................................   6
  Special Meeting and Vote Required........................................   7
  Terms of the Merger......................................................   7
  Recommendation of the Board of Directors of AMFED........................   8
  Opinion of AMFED's Financial Advisor.....................................   8
  Effective Date and Time of the Merger....................................   8
  Conditions and Termination...............................................   9
  Regulatory Approvals.....................................................   9
  No Solicitation..........................................................   9
  Accounting Treatment.....................................................   9
  Interests of Certain Persons in the Merger...............................   9
  No Dissenters' Rights....................................................  10
  Stock Option Agreement Between Norwest and AMFED.........................  11
  Certain U.S. Federal Income Tax Consequences.............................  11
  Market Information.......................................................  11
  Certain Differences in Rights of Stockholders............................  12
  Comparative Per Common Share Data........................................  12
  Selected Financial Data..................................................  13
MEETING INFORMATION........................................................  17
  General..................................................................  17
  Date, Place and Time.....................................................  17
  Record Date; Vote Required...............................................  17
  Voting and Revocation of Proxies.........................................  17
  Solicitation of Proxies..................................................  18
THE MERGER.................................................................  18
  Terms of the Merger......................................................  18
  Background and Reasons for the Merger....................................  19
  Opinion of AMFED's Financial Advisor.....................................  22
  Certain Considerations...................................................  29
  Effective Date and Time of the Merger....................................  30
  No Dissenters' Rights....................................................  30
  Surrender of Certificates................................................  30
  Conditions to the Merger.................................................  31
  Regulatory Approvals.....................................................  31
  Conduct of Business Pending the Merger...................................  32
  Certain Covenants........................................................  32
  No Solicitation..........................................................  33
  Waiver, Amendment, and Termination.......................................  33
  Effect on Employee Benefit Plans.........................................  33
  Interests of Certain Persons in the Merger...............................  34
  Stock Option Agreement Between Norwest and AMFED.........................  35
  Certain U.S. Federal Income Tax Consequences.............................  37
  Resale of Norwest Common Stock...........................................  37
  Stock Exchange Listing...................................................  38
  Accounting Treatment.....................................................  38
  Expenses.................................................................  38

                                                                          PAGE
                                                                          ----
CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS............................  38
  Authorized Stock.......................................................  38
  Election and Removal of Directors......................................  40
  Rights Plans...........................................................  40
  Amendment of Corporate Charter and By-Laws.............................  42
  Required Vote for Authorization of Certain Actions.....................  42
  Dissenters' Rights.....................................................  43
  Special Meetings.......................................................  43
  Limitation of Director Liability and Indemnication.....................  44
  Action Without a Meeting...............................................  45
  Dividends..............................................................  45
  Proposal of Business; Nomination of Director...........................  45
COMPARATIVE PER SHARE PRICES AND DIVIDENDS...............................  45
CERTAIN REGULATORY CONSIDERATIONS........................................  46
  General................................................................  46
  Dividend Restrictions..................................................  46
  Holding Company Structure..............................................  47
  Capital Requirements...................................................  47
  Federal Deposit Insurance Corporation Improvement Act of 1991..........  48
  FDIC Insurance.........................................................  50
DIVIDEND REINVESTMENT AND OPTIONAL CASH PAYMENT PLAN.....................  50
EXPERTS..................................................................  50
LEGAL OPINIONS...........................................................  51
MANAGEMENT OF NORWEST AND ADDITIONAL INFORMATION.........................  51
APPENDIX A   AGREEMENT AND PLAN OF REORGANIZATION AND AGREEMENT AND PLAN
             OF MERGER
APPENDIX B STOCK OPTION AGREEMENT
APPENDIX C OPINION OF MERRILL LYNCH & CO.

                             AVAILABLE INFORMATION

  Norwest and AMFED are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission").

  The reports, proxy statements, and other information filed by Norwest and AMFED with the Commission can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements, and other information filed by Norwest also may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of the Chicago Stock Exchange at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605. In addition, materials filed by AMFED are available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

  This Proxy Statement-Prospectus does not contain all of the information set
forth in the Registration Statement on Form S-4 (File No. 33-     ) and the
exhibits thereto (the "Registration Statement") covering the securities offered hereby that Norwest has filed with the Commission. Certain portions of the Registration Statement have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to such omitted portions for further information with respect to Norwest, AMFED, and the securities offered hereby. Statements contained herein concerning the provisions of certain documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached hereto as an appendix.

                               ----------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE NORWEST COMMON STOCK OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORWEST OR AMFED SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  THIS PROXY STATEMENT-PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS, EXCLUDING EXHIBITS, UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO NORWEST, TO LAUREL A. HOLSCHUH, SECRETARY, NORWEST CORPORATION, NORWEST CENTER, SIXTH AND MARQUETTE, MINNEAPOLIS, MINNESOTA 55479-1026, TELEPHONE
(612) 667-8655; OR, IN THE CASE OF AMFED, TO JOANN COY, SECRETARY, ONE CALIFORNIA AVENUE, P.O. BOX 1118, RENO, NEVADA 58601, TELEPHONE (702) 785-8500. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD
BE MADE BY DECEMBER   , 1995.

  The following documents filed with the Commission by Norwest (File No. 1-
2979) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement-Prospectus:

    1. Norwest's Annual Report on Form 10-K for the year ended December 31,
  1994;

    2. Norwest's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and

    3. Norwest's Current Reports on Form 8-K dated January 9, 1995, January 27, 1995, February 17, 1995, April 21, 1995, July 3, 1995, September 13,
  1995, October 4, 1995 and November 1, 1995.

  The following documents filed with the Commission by AMFED (File No. 0-20748) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement-Prospectus.

    1. AMFED's Annual Report on Form 10-K for the year ended December 31,
  1994;

    2. AMFED's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and

    3. AMFED's Current Report on Form 8-K dated July 21, 1995.

  All documents filed by Norwest and AMFED with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

                                    SUMMARY

  The following summary of certain information relating to the Merger is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement-Prospectus, the Appendices hereto, and the documents incorporated by reference herein. As used in this Proxy Statement-Prospectus, the terms "Norwest" and "AMFED" refer to such entities, respectively, and where the context requires, such entities and their respective subsidiaries. All information concerning Norwest included in this Proxy Statement-Prospectus has been furnished by Norwest for inclusion or incorporation herein, and all information concerning AMFED included in this Proxy Statement-Prospectus has been furnished by AMFED to Norwest for inclusion herein.

PARTIES TO THE MERGER

 Norwest Corporation

  Norwest Corporation is a diversified financial services company which was organized under the laws of Delaware in 1929 and is registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Norwest owns subsidiaries engaged in banking and in a variety of related businesses. Norwest provides retail, commercial, and corporate banking services to its customers through banks located in Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, New Mexico, Ohio, South Dakota, Texas, Wisconsin, and Wyoming. Norwest provides additional financial services to its customers through subsidiaries engaged in various businesses, principally mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance agency services, computer and data processing services, trust services, and venture capital investment.

  At September 30, 1995, Norwest had consolidated total assets of $71.4 billion, total deposits of $39.7 billion, and total stockholders' equity of $4.9 billion. Based on total assets at September 30, 1995, Norwest was the 11th largest commercial banking organization in the United States.

  Norwest regularly explores opportunities for acquisitions of financial institutions and related businesses. Generally, management of Norwest does not make a public announcement about an acquisition until a definitive agreement has been signed. Norwest has entered into definitive agreements for the acquisition of various financial institutions, including AMFED, having aggregate total assets at September 30, 1995 of $4.1 billion. Certain of these acquisitions were consummated subsequent to September 30, 1995, and the others remain subject to regulatory approval and are expected to be completed by the end of the first quarter of 1996. None of these acquisitions is individually significant or material to the financial statements of Norwest.

  Norwest's principal executive offices are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000, and its telephone number is 612-667-1234.

  Additional information concerning Norwest is included in the Norwest documents incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

 AMFED Financial, Inc.

  AMFED Financial, Inc. is a savings and loan holding company which was organized under the laws of Nevada in 1992. Its principal executive offices are located at One California Avenue, Reno, Nevada 89509, and its telephone number is (702) 785-8500. It holds 100% of the issued and outstanding capital stock of American Federal Savings Bank (the "Bank"). AMFED became the holding company for the Bank upon the Bank's conversion from a federal mutual savings bank to a federal stock savings bank (the "Conversion"). The Conversion was completed on November 20, 1992. At September 30, 1995, AMFED had total assets of $1.6 billion, total deposits of $1.4 billion and stockholders' equity of $141.9 million. AMFED has not engaged in any significant activity other than holding the stock of the Bank. The Bank was organized in 1889 as a Nevada chartered building and loan association under the name Union Building and Loan Society and received a federal mutual charter in 1939, at which time it became a member of the Federal Home Loan Bank ("FHLB") System. The Bank is regulated by the Office of Thrift Supervision ("OTS") and its deposits are insured up to applicable limits under the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank's principal business consists of originating and purchasing loans secured by single-family residential real estate and, to a lesser extent, originating multi-family, commercial real estate, consumer, construction and other loans. At September 30, 1995, the Bank operated 43 banking offices in Nevada.

SPECIAL MEETING AND VOTE REQUIRED

 Special Meeting

  The Special Meeting will be held on Wednesday, January 3, 1996, at 10:00 a.m., local time, in the Southern Pacific Rooms D and E at John Ascuaga's Nugget Hotel, 1100 Nugget Avenue, Sparks, Nevada for the purpose of voting on a proposal to approve the Merger Agreement. Only holders of record of AMFED Common Stock at the close of business on November 24, 1995 will be entitled to receive notice of and to vote at the Special Meeting. At such date, there were 5,891,930 shares of AMFED Common Stock outstanding. Each share of AMFED Common Stock is entitled to one vote. For additional information relating to the Special Meeting, see "MEETING INFORMATION."

 Vote Required

  Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of AMFED Common Stock. As of the record date for the Special Meeting, directors and executive officers of AMFED and their affiliates owned beneficially an aggregate of 227,100 shares (not including shares that may be acquired upon the exercise of stock options), or approximately 3.85%, of the AMFED Common Stock outstanding on that date. At the record date, directors and executive officers of Norwest did not own beneficially any shares of AMFED Common Stock. Norwest beneficially owned 290,000 shares of AMFED Common Stock at the record date. If a majority of the votes eligible to be cast do not vote in favor of approval of the Merger Agreement, AMFED will continue to act as a separate entity and a going concern. A failure to vote, either by not returning the enclosed proxy or by checking the "Abstain" box thereon, will have the same effect as a vote against approval of the Merger Agreement. See "MEETING INFORMATION--Record Date; Vote Required."

TERMS OF THE MERGER

  Upon consummation of the Merger, a newly formed wholly-owned subsidiary of Norwest ("Merger Co.") will be merged with and into AMFED and AMFED, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of Norwest. In the Merger, each outstanding share of AMFED Common Stock will be automatically converted (subject to certain provisions described herein with respect to fractional shares) into the right to receive 1.0251 shares of Norwest Common Stock (the "Exchange Ratio"). The Merger Agreement also provides, among other things, that AMFED may refuse to consummate the Merger if the "Termination Measurement Price" multiplied by the Exchange Ratio is less than $31.00, unless Norwest, in its sole discretion, elects to adjust the Exchange Ratio to equal the quotient of 31.00 divided by the Termination Measurement Price, which would give AMFED stockholders the equivalent of $31.00 in Norwest Common Stock. The Termination Measurement Price is defined in the Merger Agreement as the average of the closing prices of a share of Norwest Common Stock as reported on the NYSE during the period of ten trading days ending on the day occurring five business days immediately preceding the closing date of the Merger. Based on the Exchange Ratio of 1.0251,

AMFED may terminate the Merger Agreement if the Termination Measurement Price is less than $30.25, unless Norwest elects to adjust the Exchange Ratio. No fractional shares will be issued. Norwest will pay cash in lieu of fractional shares of Norwest Common Stock to be received in the Merger. See "THE MERGER-- Terms of the Merger."

  Outstanding options issued pursuant to AMFED's 1992 Stock Option Incentive Plan ("1992 Option Plan") that are not exercised in full prior to the Effective Date shall terminate and will be converted into and exchanged for that number of shares of Norwest Common Stock determined by dividing (A) the excess of (1) the number of option shares multiplied by the Termination Measurement Price multiplied by the Exchange Ratio (as may be adjusted as described above), over
(2) the aggregate exercise price of the option shares by (B) the Termination Measurement Price. It is a condition precedent to Norwest's obligation to effect the Merger that AMFED shall have terminated all unexercised options under the 1992 Option Plan in exchange for shares of Norwest Common Stock as described above and, if necessary, obtained the written consent of the holders of such options to such termination. See "THE MERGER--Conditions to the Merger."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF AMFED

  At a Board of Directors meeting held on July 21, 1995, after considering the terms and conditions of the Merger Agreement and obtaining the advice of its financial advisor, the AMFED Board approved the Merger Agreement. The AMFED Board believes that the Merger is in the best interests of AMFED and its stockholders and, accordingly, recommends that stockholders of AMFED vote "FOR" approval of the Merger Agreement. For a discussion of the circumstances surrounding the Merger and the factors considered by the AMFED Board in making its recommendation, see "THE MERGER--Background and Reasons for the Merger."

  Certain members of AMFED's management and the AMFED Board have certain interests in the Merger that are in addition to their interests as stockholders of AMFED generally. See "THE MERGER--Interests of Certain Persons in the Merger."

OPINION OF AMFED'S FINANCIAL ADVISOR

  The AMFED Board retained Merrill Lynch & Co. ("Merrill Lynch"), to assist in the negotiation of the Merger and to act as financial advisor in connection therewith. Merrill Lynch has delivered its written opinion to the AMFED Board dated as of July 21, 1995 and updated as of the date of this Proxy Statement-Prospectus that the Exchange Ratio is fair to the holders of AMFED Common Stock (other than Norwest) from a financial point of view. The opinion of Merrill Lynch is attached as Appendix C to this Proxy Statement-Prospectus. Stockholders are urged to read such opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. For additional information, see "THE MERGER--Opinion of AMFED's Financial Advisor."

EFFECTIVE DATE AND TIME OF THE MERGER

  Subject to the terms and conditions of the Merger Agreement, the Merger will be effective at 11:59 p.m., Reno, Nevada time (the "Effective Time") on the date on which articles of merger relating to the Merger (the "Articles of Merger") are filed with the Nevada Secretary of State (the "Effective Date"). Unless the parties agree on a different date of filing, the Articles of Merger will be filed ten business days following the approval of the Merger Agreement by AMFED's stockholders. All required regulatory approvals have been received as of the date of this Proxy Statement-Prospectus. The closing of the Merger (the "Closing") will occur on the Effective Date (the "Closing Date"). See "THE MERGER--Effective Date and Time of the Merger," "--Conditions to the Merger" and "--Regulatory Approvals."

CONDITIONS AND TERMINATION

  The obligations of Norwest and AMFED to consummate the Merger are subject to various conditions, including, but not limited to: (i) obtaining requisite stockholder and governmental approvals; (ii) the absence of any preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the Merger; (iii) approval for listing on the NYSE and the CHX of the Norwest Common Stock to be issued in connection with the Merger; (iv) receipt of an opinion of counsel to AMFED at the closing of the Merger in respect of certain federal income tax consequences of the Merger; and
(v) receipt of accountants' letters to the effect that the Merger qualifies for pooling of interests accounting treatment. See "THE MERGER--Conditions to the Merger."

  The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval of the Merger Agreement by the stockholders of AMFED, (i) by mutual consent of the parties; (ii) by either Norwest or AMFED if the Merger shall not have been consummated on or before June 30, 1996; (iii) by Norwest or AMFED if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining, or otherwise prohibiting the consummation of the Merger; (iv) by AMFED if the Termination Measurement Price is less than $30.25 and Norwest in its sole discretion does not elect to adjust the Exchange Ratio to give AMFED stockholders the equivalent of $31.00 in Norwest Common Stock; or (v) by Norwest, if the AMFED Board withdraws, modifies, or amends its recommendation of the Merger in any way materially adverse to Norwest. See "THE MERGER-- Waiver, Amendment, and Termination."

REGULATORY APPROVALS

  The Merger is subject to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the OTS and the State of Nevada. The approval of the Federal Reserve Board was received by letter dated October 26, 1995. The approval of the OTS and the State of Nevada were both received by letters dated November 13, 1995. See "THE MERGER--Regulatory Approvals."

NO SOLICITATION

  AMFED, subject to certain exceptions, has agreed not to solicit or enter into discussions with any persons concerning certain transactions with AMFED involving the acquisition of its common stock or assets. In the event AMFED receives a proposal concerning such a transaction, the AMFED Board may, to the extent legally advisable for the discharge of its fiduciary duties based on the advice of counsel, approve such proposal or recommend such transaction to AMFED stockholders and, in such case, the AMFED Board may amend, withhold, or withdraw its recommendation of the Merger, which action may result in the exercisability of the stock option granted to Norwest under the Stock Option Agreement described below. See "THE MERGER--No Solicitation" and "--Stock Option Agreement Between Norwest and AMFED."

ACCOUNTING TREATMENT

  It is anticipated that the Merger will be accounted for as a pooling of interests by Norwest under generally accepted accounting principles. The Merger Agreement provides that a condition to consummation of the Merger is the receipt of a letter from Deloitte & Touche LLP, AMFED's independent auditors, to the effect that activities of AMFED do not preclude the Merger from qualifying for pooling of interests accounting treatment. See "THE MERGER-- Conditions to the Merger" and "--Accounting Treatment."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  The directors and executive officers of AMFED beneficially owned a total of 227,100 shares of AMFED Common Stock (representing 3.85% of all outstanding shares of AMFED Common Stock) on November 24,

1995. In the Merger, the directors and executive officers will receive the same consideration for their shares as the other stockholders of AMFED. Certain members of AMFED's management and the AMFED Board have certain interests in the Merger that are in addition to their interest as stockholders of AMFED generally.

  E.R. Houston, the Chief Executive Officer of AMFED and the Bank, David P. Downs, the President of AMFED and the Bank, John H. Kerr, Jr. the Chief Financial Officer and Treasurer of AMFED and the Bank, and JoAnn Coy, Executive Vice President and Chief Operating Officer of AMFED and the Bank, have employment agreements with AMFED and the Bank. In addition, Keith V. Thomas, Senior Vice President of the Bank, and John Warden, Senior Vice President of the Bank, have employment agreements with the Bank. The Merger Agreement provides that Norwest will honor the terms of such agreements. The employment agreements provide for severance payments and other benefits in the event of involuntary termination of employment of such officers or a change in the capacity or circumstances in which they are employed in connection with any change in control of AMFED or the Bank. The severance payments will equal 2.99 times the officer's average annual compensation during the preceding five years, which will result in a severance payment to Mr. Houston of approximately $902,000, to Mr. Downs of approximately $553,000, to Mr. Kerr of approximately $368,000, to Ms. Coy of approximately $450,000, to Mr. Thomas of approximately $330,000, and to Mr. Warden of approximately $325,000. In addition, for a period of three years following the Effective Time, the officers will also continue to receive other employee benefits, including life, disability and health insurance.

  Pursuant to the Merger Agreement, outstanding options to acquire AMFED Common Stock will be terminated and exchanged for shares of Norwest Common Stock, as described above. Non-employee directors of AMFED currently hold options to purchase an aggregate of 61,660 shares of AMFED Common Stock. Under this arrangement, based on the Exchange Ratio, such directors will receive an aggregate of 63,207 shares of Norwest Common Stock with a total value of
approximately $       , using the November   , 1995 closing price of Norwest
Common Stock. The executive officers of AMFED hold options to acquire the following number of shares of AMFED Common Stock: Mr. Houston, 129,782; Mr. Downs, 78,866; Mr. Kerr, 25,910; Ms. Coy, 38,663; and Mr. Thomas, 19,069; Mr.
Warden, 17,774; and Linda Moore, Senior Vice President of the Bank, 9,512. Pursuant to the Merger Agreement, such options will be terminated and the officers will receive shares of Norwest Common Stock having the value
indicated, using the November   , 1995 closing price of Norwest Common Stock of
$       per share: Mr. Houston, $       ; Mr. Downs, $         ; Mr. Kerr,
$        ; Ms. Coy, $          ; Mr. Thomas $       ; Mr. Warden, $         ;
and Ms. Moore, $        .

  For the first six years after the Effective Time, Norwest will ensure that all rights to indemnification and all limitations of liability existing in favor of directors and officers of AMFED in AMFED's Articles of Incorporation and Bylaws or similar governing documents of AMFED's subsidiaries shall continue in full force and effect. In addition, for a period of three years after the Effective Time, Norwest will use all reasonable efforts to cause all directors and officers of AMFED to continue to be covered by AMFED's directors and officers liability insurance policy at an annual cost not to exceed 150% of AMFED's premium payment for AMFED's current policy.

  Following the Effective Date of the Merger, the AMFED Board will consist of at least five, but not more than seven, members to be designated from among the members of the Board of Directors of the Bank. The initial retainer for each board member will be not less than $1,000 per month.

  See "THE MERGER--Interests of Certain Persons in the Merger."

NO DISSENTERS' RIGHTS

  The holders of AMFED Common Stock will not have dissenters' rights under applicable provisions of the Nevada General Corporation Law. See "THE MERGER-- No Dissenters' Rights."

STOCK OPTION AGREEMENT BETWEEN NORWEST AND AMFED

  As a condition to Norwest's execution of the Merger Agreement, AMFED entered into a stock option agreement with Norwest (the "Option Agreement"), pursuant to which AMFED granted Norwest an option (the "Option") to purchase up to 1,171,798 authorized and unissued shares of AMFED Common Stock at a price of $26.00 per share. The Option Agreement is set forth in Appendix B to this Proxy Statement-Prospectus. The Option is exercisable only upon the occurrence of certain limited and specifically defined events, none of which has occurred as of the date hereof. The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Consequently, certain aspects of the Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in AMFED from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for AMFED Common Stock than the price per share contemplated by the Merger Agreement. See "THE MERGER--Stock Option Agreement Between Norwest and AMFED."

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The Merger is intended to be a tax-free reorganization so that no gain or loss would be recognized by AMFED stockholders, except with respect to cash received for any fractional shares. Consummation of the Merger is conditioned upon the receipt by AMFED of an opinion of Breyer & Aguggia, Washington, D.C., special counsel to AMFED, to the effect that: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no gain or loss will be recognized by AMFED stockholders who exchange all of their AMFED Common Stock solely for shares of Norwest Common Stock (except cash received in lieu of fractional shares); (iii) the basis of shares of Norwest Common Stock received by the stockholders of AMFED will be the same as the basis of shares of AMFED Common Stock exchanged therefor; and (iv) the holding period of the shares of Norwest Common Stock received by such stockholders will include the holding period of the shares of AMFED Common Stock exchanged therefore, provided such shares were held as capital assets as of the Effective Time.

  The U.S. federal income tax considerations of the Merger may be different for particular types of AMFED stockholders or in light of each AMFED stockholder's personal investment circumstances. Consequently, AMFED stockholders are urged to consult their own tax advisors concerning the federal income tax considerations that may be relevant to them in connection with the Merger, as well as the application to them of any state, local, foreign, or other tax laws. See "THE MERGER--Certain U.S. Federal Income Tax Consequences."

MARKET INFORMATION

  The following table sets forth the closing price per share of Norwest Common Stock, as reported on the NYSE Composite Tape, and of AMFED Common Stock, as quoted on the Nasdaq National Market, and the equivalent per share price for AMFED Common Stock giving effect to the Exchange Ratio on (i) July 20, 1995, the last business day preceding public announcement of the Merger Agreement and
(ii) November   , 1995, the last practicable date prior to the mailing of this
Proxy Statement-Prospectus.

                                     NORWEST       AMFED      EQUIVALENT PRICE
                                   COMMON STOCK COMMON STOCK PER AMFED SHARES(1)
                                   ------------ ------------ ------------------
      July 20, 1995...............    $28.00       $25.50          $28.70
                    , 1995........

--------
(1) The equivalent price per share of AMFED Common Stock at each specified date was determined by multiplying the last reported sale price of a share of Norwest Common Stock on such date by the Exchange Ratio.

  The market price for Norwest Common Stock will fluctuate between the date of this Proxy Statement-Prospectus and the Effective Date, which will be a period of several weeks. As a result, the market value per share of the Norwest Common Stock that AMFED stockholders ultimately receive in the Merger could be more or less than its market value on the date of this Proxy Statement-Prospectus. No assurance can be given concerning the market price of Norwest Common Stock before or after the Effective Date. AMFED stockholders are advised to obtain current market quotations for Norwest Common Stock. See "COMPARATIVE PER SHARE PRICES AND DIVIDENDS."

CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS

  The rights of stockholders of AMFED are currently determined by reference to the Nevada General Corporation Law and AMFED's Articles of Incorporation and Bylaws. On the Effective Date, stockholders of AMFED will become stockholders of Norwest and, accordingly, their rights as stockholders of Norwest will be determined by reference to the Delaware General Corporation Law and by Norwest's Restated Certificate of Incorporation and By-Laws. For a discussion of material differences in the rights of stockholders of AMFED and Norwest, see "CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS."

COMPARATIVE PER COMMON SHARE DATA

  The following table presents selected comparative per common share data for Norwest Common Stock on a historical and pro forma combined basis and for AMFED Common Stock on a historical and a pro forma equivalent basis giving effect to the Merger using the pooling of interests method of accounting. For a description of the pooling of interests method of accounting with respect to the Merger and the related effects on the historical financial statements of Norwest, see "THE MERGER--Accounting Treatment." This information is derived from the consolidated historical financial statements of Norwest and AMFED, including the related notes thereto, incorporated by reference into this Proxy Statement-Prospectus, and should be read in conjunction with such historical financial statements and related notes. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." This data is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have occurred had the Merger been consummated prior to the periods indicated.

                       COMPARATIVE PER COMMON SHARE DATA

                                      NORWEST COMMON STOCK  AMFED COMMON STOCK
                                      -------------------- ---------------------
                                                 PRO FORMA            PRO FORMA
                                      HISTORICAL COMBINED  HISTORICAL EQUIVALENT
                                      ---------- --------- ---------- ----------
BOOK VALUE(1):
  September 30, 1995.................   $13.73     13.89     24.09      14.24
  December 31, 1994..................    10.79     10.99     22.15      11.26
DIVIDENDS DECLARED(2):
  Nine Months Ended
    September 30, 1995...............    0.660     0.660     0.200      0.677
  Year Ended
    December 31, 1994................    0.765     0.765     0.230      0.784
    December 31, 1993................    0.640     0.640     0.150      0.656
    December 31, 1992................    0.540     0.540       --       0.554
NET INCOME(3):
  Nine Months Ended
    September 30, 1995...............     2.01      1.99      1.68       2.04
  Year Ended
    December 31, 1994................     2.41      2.39      1.95       2.45
    December 31, 1993................     1.86      1.85      1.73       1.89
    December 31, 1992................     1.19      1.16      0.03       1.19

--------
(1) The pro forma combined book value per share of Norwest Common Stock is based upon the historical total combined common stockholders' equity for Norwest and AMFED divided by total pro forma common shares of the combined entities assuming exchange of the outstanding AMFED Common Stock at a ratio of 1.0251 shares of Norwest Common Stock for each share of AMFED Common Stock. The data presented assume the exercise of all stock options and exclude any shares of AMFED Common Stock held by Norwest and exclude any shares of AMFED Common Stock issuable to Norwest upon exercise of options held by Norwest. The aggregate number of shares of Norwest Common Stock assumed to be issued in the Merger is 6,188,584. See "THE MERGER--Terms of the Merger." The pro forma equivalent book value per share of AMFED represents the pro forma combined amount multiplied by the Exchange Ratio.
(2) Assumes no changes in cash dividends per share. The pro forma equivalent dividends per share of AMFED Common Stock represent cash dividends declared per share of Norwest Common Stock multiplied by the Exchange Ratio.
(3) The pro forma combined net income per share of Norwest Common Stock (based on fully diluted net income and weighted average shares outstanding) is based upon the combined historical net income for Norwest and AMFED divided by the average pro forma common shares of the combined entities. The historical net income per share of AMFED Common Stock is based on fully diluted income from continuing operations, after the cumulative effect of a change in accounting principle. The 1992 historical net income per share of AMFED Common Stock represents net income for the period November 20, 1992 (the effective date of the Conversion) to December 31, 1992 divided by the weighted average number of shares of AMFED Common Stock and common stock equivalents outstanding since the Conversion. The pro forma equivalent net income per share of AMFED Common Stock represents the pro forma combined net income per share multiplied by the Exchange Ratio.

SELECTED FINANCIAL DATA

  The following table sets forth certain selected historical consolidated financial information for Norwest and AMFED. The income statement and balance sheet data for Norwest included in the selected financial data for each of the five years in the period ended December 31, 1994 are derived from audited consolidated financial statements of Norwest for such five-year period. The income statement and balance sheet data for AMFED included in the selected financial data for each of the five years in the period ended December 31, 1994 are derived from audited consolidated financial statements for AMFED for the years ended December 31, 1994, 1993 and 1992 and from audited consolidated financial statements for the Bank for the years ended December 31, 1991 and 1990. The selected financial data for the nine-month periods ended September 30, 1995 and 1994 are derived from the unaudited historical financial statements of Norwest and AMFED. All financial information derived from unaudited financial statements reflects, in the respective opinions of management of Norwest and AMFED, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. This information should be read in conjunction with the consolidated financial statements of Norwest and AMFED and the related notes thereto, included in documents incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                      SELECTED CONSOLIDATED FINANCIAL DATA

                      NORWEST CORPORATION AND SUBSIDIARIES

                         NINE MONTHS ENDED
                            SEPTEMBER 30               YEAR ENDED DECEMBER 31
                         ------------------ ---------------------------------------------
                           1995      1994     1994   1993(1)  1992(2)     1991   1990(3)
                         --------- -------- -------- -------- --------  -------- --------
                                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
 Interest income........ $ 4,153.3  3,197.3  4,393.7  3,946.3  3,806.4   4,025.9  3,885.8
 Interest expense.......   1,771.6  1,128.3  1,590.1  1,442.9  1,610.6   2,150.3  2,320.1
                         --------- -------- -------- -------- --------  -------- --------
 Net interest income....   2,381.7  2,069.0  2,803.6  2,503.4  2,195.8   1,875.6  1,565.7
 Provision for credit
  losses................     216.5    101.6    164.9    158.2    270.8     406.4    433.0
 Non-interest income....   1,337.3  1,200.4  1,638.3  1,585.0  1,273.7   1,064.0    896.3
 Non-interest expenses..   2,458.8  2,288.6  3,096.4  3,050.4  2,553.1   2,041.5  1,744.5
                         --------- -------- -------- -------- --------  -------- --------
 Income before income
  taxes.................   1,043.7    879.2  1,180.6    879.8    645.6     491.7    284.5
 Income tax expense.....     347.4    283.7    380.2    266.7    175.6      73.4    115.1
                         --------- -------- -------- -------- --------  -------- --------
 Income before
  cumulative effect of a
  change in accounting
  method................     696.3    595.5    800.4    613.1    470.0     418.3    169.4
 Cumulative effect on
  years prior to 1992 of
  change in accounting
  method................       --       --       --       --     (76.0)      --       --
                         --------- -------- -------- -------- --------  -------- --------
 Net income............. $   696.3    595.5    800.4    613.1    394.0     418.3    169.4
                         ========= ======== ======== ======== ========  ======== ========
PER COMMON SHARE DATA
 Net income per share:
 Primary:
  Before cumulative
   effect of a change
   in accounting
   method............... $    2.04     1.82     2.45     1.89     1.44      1.33     0.59
  Cumulative effect on
   years prior to 1992
   of change in
   accounting method....       --       --       --       --     (0.25)      --       --
                         --------- -------- -------- -------- --------  -------- --------
   Net income........... $    2.04     1.82     2.45     1.89     1.19      1.33     0.59
                         ========= ======== ======== ======== ========  ======== ========
 Fully diluted:
  Before cumulative
   effect of a change
   in accounting
   method............... $    2.01     1.79     2.41     1.86     1.42      1.32     0.59
  Cumulative effect on
   years prior to 1992
   of change in
   accounting method....       --       --       --       --     (0.23)      --       --
                         --------- -------- -------- -------- --------  -------- --------
   Net income........... $    2.01     1.79     2.41     1.86     1.19      1.32     0.59
                         ========= ======== ======== ======== ========  ======== ========
 Dividends declared per
  common share.......... $   0.660    0.555    0.765    0.640    0.540     0.470    0.423
BALANCE SHEET DATA
 At period end:
 Total assets........... $71,411.9 56,565.4 59,315.9 54,665.0 50,037.0  45,974.5 43,523.0
 Long-term debt.........  12,686.3  8,310.1  9,186.3  6,850.9  4,553.2   3,686.6  3,066.0
 Total stockholders'
  equity................   4,940.1  3,824.3  3,846.4  3,760.9  3,371.8   3,192.3  2,434.0

--------
(1) On January 14, 1994, First United Bank Group, Inc. ("First United"), a $3.9 billion bank holding company headquartered in Albuquerque, New Mexico, was acquired in a pooling transaction. Norwest's historical results have been restated to include the historical results of First United. Appropriate Norwest items reflect an increase in First United's provision for credit losses of $16.5 million to conform with Norwest's credit loss reserve practices and methods and $83.2 million in accruals and reserves for merger-related expenses, including termination costs, systems and operations costs, and investment banking, legal, and accounting expenses.
(2) On February 9, 1993, Lincoln Financial Corporation ("Lincoln"), a $2.0 billion bank holding company headquartered in Fort Wayne, Indiana, was acquired in a pooling of interests transaction. Norwest's historical results have been restated to include the historical results of Lincoln. Appropriate Norwest items reflect an increase in Lincoln's provision for credit losses of $60.0 million and $33.5 million in Lincoln's provisions and expenditures for costs related to restructuring activities.
(3) On April 19, 1991, United Banks of Colorado, Inc. ("United"), a $5.5 billion financial holding company headquartered in Denver, Colorado, merged with Norwest in a pooling of interests transaction. Norwest's historical results have been restated to include the historical results of United. Appropriate Norwest items reflect United's special provisions for credit losses and writedowns for other real estate owned, which together totaled $165 million, and $31 million of accruals for expected reorganization and restructuring costs for the year ended December 31, 1990. The special provisions were due to deterioration of several large commercial loan relationships, the anticipated results of the then recent examination by the Office of the Comptroller of the Currency, and the anticipated impact of the Resolution Trust Corporation's accelerated efforts to liquidate foreclosed properties at deep discounts.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                      AMFED FINANCIAL, INC. AND SUBSIDIARY

                            NINE MONTHS ENDED
                               SEPTEMBER 30        YEAR ENDED DECEMBER 31
                            --------------------------------------------------
                               1995     1994    1994   1993  1992  1991  1990
                            ---------- --------------- ----- ----- ----- -----
                                  (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
 Interest income........... $     86.5    37.6    60.8  50.2  51.2  54.7  56.7
 Interest expense..........       43.5    16.3    27.4  23.2  25.2  34.3  39.2
                            ---------- ------- ------- ----- ----- ----- -----
 Net interest income.......       43.0    21.3    33.4  27.0  25.0  20.4  17.5
 Provision for credit
  losses...................         .4      .2      .3    .5   1.1   1.6   5.0
 Non-interest income.......        6.4     6.5     8.3   5.4   4.5   2.8   3.4
 Non-interest expenses.....       33.0    16.6    26.4  20.4  18.6  16.9  16.1
                            ---------- ------- ------- ----- ----- ----- -----
 Income (loss) before
  income taxes.............       16.0    11.0    15.0  11.5   9.8   4.7   (.2)
 Income tax expense........        5.7     3.9     5.3   3.9   3.5   1.8   --
                            ---------- ------- ------- ----- ----- ----- -----
 Income before cumulative
  effect of a change in
  accounting method........       10.3     7.1     9.7   7.6   6.3   2.9   (.2)
 Cumulative effect on years
  prior to 1993 of change
  in accounting method.....        --      --      --     .7   --    --    --
                            ---------- ------- ------- ----- ----- ----- -----
 Net income (loss)......... $     10.3     7.1     9.7   8.3   6.3   2.9   (.2)
                            ========== ======= ======= ===== ===== ===== =====
PER COMMON SHARE DATA(1)
 Net income per share:
 Primary:
  Before cumulative effect
   of a change in
   accounting method....... $     1.69    1.50    1.95  1.58   .03
  Cumulative effect on
   years prior to 1993 of
   change in accounting
   method..................        --      --      --    .16   --
                            ---------- ------- ------- ----- -----
   Net income.............. $     1.69    1.50    1.95  1.74   .03
                            ========== ======= ======= ===== =====
 Fully diluted:
  Before cumulative effect
   of a change in
   accounting method....... $     1.68    1.50    1.95  1.57   .03
  Cumulative effect on
   years prior to 1993 of
   change in accounting
   method..................        --      --      --    .16   --
                            ---------- ------- ------- ----- -----
   Net income.............. $     1.68    1.50    1.95  1.73   .03
                            ========== ======= ======= ===== ===== ===== =====
 Dividends declared per
  common share............. $      .20     .17     .23   .15     0   --    --
BALANCE SHEET DATA
 At period end:
 Total assets.............. $  1,572.4   834.0 1,557.3 755.8 708.2 600.1 583.1
 Long-term debt............        --      --      --    --    --    --    --
 Total stockholders'
  equity...................      141.9    98.3   130.5  95.2  85.8  38.3  35.4

--------
(1) The Bank was converted from a federal mutual savings bank to a federal stock savings bank on November 20, 1992. For that reason, no per common share data are presented for the years ended December 31, 1991 and 1990. The per common share data for the year ended December 31, 1992 are for the period beginning November 20, 1992 (the effective date of the Conversion) and ending December 31, 1992.

                              MEETING INFORMATION

GENERAL

  This Proxy Statement-Prospectus is being furnished to holders of AMFED Common Stock in connection with the solicitation of proxies by the AMFED Board for use at the Special Meeting to be held on Wednesday, January 3, 1996 and any adjournments or postponements thereof, to consider and take action upon a proposal to approve the Merger Agreement and such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement-Prospectus mailed to holders of AMFED Common Stock is accompanied by a form of proxy for use at the Special Meeting.

  This Proxy Statement-Prospectus is also being furnished by Norwest to the stockholders of AMFED as a prospectus in connection with the issuance by Norwest of shares of Norwest Common Stock upon consummation of the Merger.

DATE, PLACE AND TIME

  The Special Meeting will be held in the Southern Pacific Rooms D and E at John Ascuaga's Nugget Hotel, 1100 Nugget Avenue, Sparks, Nevada, on Wednesday, January 3, 1996, at 10:00 a.m., local time.

RECORD DATE; VOTE REQUIRED

  The AMFED Board has fixed the close of business on November 24, 1995 as the record date for the determination of stockholders of AMFED entitled to receive notice of, and to vote at, the Special Meeting. On the record date there were 5,891,930 shares of AMFED Common Stock outstanding and entitled to vote at the Special Meeting. Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of AMFED Common Stock. The Merger cannot be consummated without the requisite approval of the Merger Agreement by the holders of AMFED Common Stock.

  As of the record date for the Special Meeting, directors and executive officers of AMFED and their affiliates owned beneficially an aggregate of 227,100 shares (not including shares that may be acquired upon the exercise of outstanding stock options), or approximately 3.85%, of the AMFED Common Stock outstanding on that date.

  At the record date, directors and executive officers of Norwest did not own beneficially any shares of AMFED Common Stock.

VOTING AND REVOCATION OF PROXIES

  Shares of AMFED Common Stock represented by a proxy properly signed and received at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, shares of AMFED Common Stock represented by such proxy will be voted FOR approval of the Merger Agreement. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by filing either an instrument revoking it or a duly executed proxy bearing a later date with the Secretary of AMFED prior to or at the Special Meeting or by voting the shares subject to the proxy in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy.

  A proxy may indicate that all or a portion of the shares represented thereby are not being voted with respect to a specific proposal. This could occur, for example, when a broker is not permitted to vote shares held in street name on certain proposals in the absence of instructions from the beneficial owner. Shares that are not voted with respect to a specific proposal will be considered as not present for such proposal, even though such shares will be considered present for purposes of determining a quorum and voting on other proposals. Abstentions on a specific proposal will be considered as present, but not as voting in favor of such proposal. The proposal to approve the Merger Agreement must be approved by the holders of a majority of the outstanding shares of

AMFED Common Stock. Because this proposal requires the affirmative vote of a specified percentage of outstanding shares, the nonvoting of shares or abstentions with regard to this proposal will have the same effect as votes against the proposal.

  The AMFED Board is not aware of any business to be acted upon at the Special Meeting other than the business described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act on such matters according to their best judgment.

SOLICITATION OF PROXIES

  In addition to solicitation by mail, directors, officers, and employees of AMFED may solicit proxies from the stockholders of AMFED, either personally or by telephone or other form of communication. None of the foregoing persons who solicit proxies will be specifically compensated for such services. Nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. AMFED will bear its own expenses in connection with any solicitation of proxies for the Special Meeting. See "THE MERGER--Expenses."

  In addition, AMFED has engaged Chemical Mellon Shareholder Services ("Chemical") to assist in distributing proxy materials and contacting record and beneficial owners of AMFED Common Stock. AMFED has agreed to pay Chemical approximately $4,500, plus out-of-pocket expenses, for services Chemical will render on behalf of AMFED.

  THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF AMFED. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT-PROSPECTUS, AND TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO AMFED IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                                  THE MERGER

  This section of the Proxy Statement-Prospectus describes certain aspects of the Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus. Stockholders are urged to read the Merger Agreement in its entirety.

TERMS OF THE MERGER

  At the Effective Time, Merger Co. will merge with and into AMFED, and AMFED, as the surviving corporation, will become a wholly-owned subsidiary of Norwest. In the Merger, each outstanding share of AMFED Common Stock will be automatically converted (subject to certain provisions described herein with respect to fractional shares) into the right to receive 1.0251 shares of Norwest Common Stock. The Merger Agreement provides that AMFED may refuse to consummate the Merger if the "Termination Measurement Price" multiplied by the Exchange Ratio is less than $31.00, unless Norwest, in its sole discretion, elects to adjust the Exchange Ratio to equal the quotient of 31.00 divided by the Termination Measurement Price, which would give AMFED stockholders the equivalent of $31.00 in Norwest Common Stock. The Termination Measurement Price is defined in the Merger Agreement as the average of the closing prices of a share of Norwest Common Stock as reported on the NYSE during the period of 10 trading days ending on the day occurring five business days immediately preceding the Closing Date of the Merger. Based on the Exchange Ratio of 1.0251, AMFED may terminate the Merger Agreement if the Termination Measurement Price is less than $30.25, unless

Norwest elects to adjust the Exchange Ratio. No fractional shares will be issued. Norwest will pay cash in lieu of fractional shares of Norwest Common Stock to be received in the Merger.

  The Exchange Ratio of 1.0251 is based on a "Norwest Measurement Price" of $32.375. Pursuant to the Merger Agreement, because the Norwest Measurement Price was greater than $30.00, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into and exchanged for a number of shares of Norwest Common Stock determined by dividing (A) the sum of 32 + .54 by (B) the Norwest Measurement Price, where 4 equals the amount the Norwest Measurement Price exceeds $30.00. The "Norwest Measurement Price" is defined in the Merger Agreement as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the NYSE during the period of 20 trading days ending on the day immediately preceding the date on which the Federal Reserve Board approves the Merger. The Federal Reserve Board approved the Merger by letter dated October 26, 1995. Accordingly, the Norwest Measurement Price was determined during the 20 trading days ending on October 25, 1995.

  Outstanding options issued pursuant to AMFED's 1992 Option Plan that are not exercised in full prior to the Effective Date shall terminate and will be converted into and exchanged for that number of shares of Norwest Common Stock determined by (A) the excess of (1) the number of option shares multiplied by the Termination Measurement Price multiplied by the Exchange Ratio (as may be adjusted as described above), over (2) the aggregate exercise price of the Option Shares by (B) the Termination Measurement Price. It is a condition precedent to Norwest's obligation to effect the Merger that AMFED shall have terminated all unexercised options under the 1992 Option Plan in exchange for shares of Norwest Common Stock as described above. See "--Conditions to the Merger."

  Shares of Norwest Common Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding.

  The market price for Norwest Common Stock will fluctuate between the date of this Proxy Statement-Prospectus and the Effective Date, which will be a period of several weeks. As a result, the market value of the Norwest Common Stock that stockholders of AMFED ultimately receive in the Merger could be more or less than its market value on the date of this Proxy Statement-Prospectus.

  No fractional shares of Norwest Common Stock will be issued in the Merger. Instead, Norwest will pay to each holder of AMFED Common Stock who would otherwise be entitled to a fractional share an amount of cash equal to the product determined by multiplying the fraction of a share of Norwest Common Stock to which the AMFED stockholder would otherwise be entitled by the Termination Measurement Price.

BACKGROUND AND REASONS FOR THE MERGER

  Following the Conversion, AMFED focused on leveraging its strong capital position and expanding its franchise through, in particular, the acquisitions of First Western Financial Corporation ("First Western") and its wholly-owned subsidiary, First Western Bank, F.S.B., and Home Federal Bank, Savings Bank. Towards the end of 1994, following the completion of AMFED's acquisition of First Western, AMFED asked Merrill Lynch to present an analysis of the prospects of AMFED. Because of the rapid pace of consolidation in the bank and thrift industry, the uncertainty surrounding the thrift industry due to the deposit insurance premium differential between institutions insured by the SAIF and those insured by the Bank Insurance Fund ("BIF") and potential federal regulatory agency consolidation, and the attractiveness of thrift acquisition premiums, AMFED asked Merrill Lynch to include an overview of the merger and acquisition environment. On November 22, 1994, Merrill Lynch delivered a presentation to AMFED's Board of Directors in which it discussed recent merger and acquisition activity among depository institutions, identified potential targets for and potential acquirors of AMFED, and presented an overview and a preliminary valuation of AMFED. Subsequent to this meeting, Merrill Lynch was contacted by Norwest, which expressed an interest in discussing a possible business combination with AMFED. Merrill Lynch communicated this interest to AMFED, and an introductory meeting was arranged for a later date. Prior to the meeting with Norwest, the AMFED Board met with legal counsel on December 8, 1994 and discussed the roles and responsibilities of directors, management and outside professionals in implementing board policies in connection with a possible business combination.

  On December 20, 1994, E.R. Houston, Chief Executive Officer of AMFED, and David P. Downs, President of AMFED, met with Les Biller, Executive Vice President of Norwest and had general conversations about a possible business combination. At a meeting on December 22, 1994, the AMFED Board received a report on the meeting with Norwest and was advised that another financial institution had expressed an interest in a transaction with AMFED. As a result of these inquiries, in late December 1994, at the request of AMFED, Merrill Lynch made a second presentation to the AMFED Board at which it reviewed recent merger activity, presented an updated preliminary valuation analysis, discussed potential acquirors of AMFED, and discussed strategies for determining potential interest in a business combination with possible acquirors.

  Considering Merrill Lynch's report and other factors, and after discussing the proposed services and fee structure, AMFED engaged Merrill Lynch on February 1, 1995 to render financial advisory and investment banking services to AMFED in connection with evaluating and discussing AMFED's financial condition and situation, including advising AMFED with regard to AMFED's financial performance and market conditions and evaluating a possible merger of AMFED with another institution or a possible sale of AMFED. At this time, AMFED wanted to ascertain its potential value, but was not actively seeking a merger or sale of the company.

  During February 1995, Merrill Lynch contacted eight financial institutions approved by AMFED to determine whether they might be interested in a business combination with AMFED. Three of these institutions indicated that they had no interest in a transaction with AMFED. During late February and early March 1995, AMFED provided Norwest and four other potentially interested financial institutions with financial and business information after execution of confidentiality agreements.

  By letter dated April 18, 1995, Norwest informed AMFED that it was interested in acquiring AMFED in a merger in which each outstanding share of AMFED Common Stock would be exchanged for $30.00 in cash or a combination of cash and Norwest Common Stock valued at $30.00. AMFED also received indications of interest from three other potential acquirors. At a meeting held on April 25, 1995, Merrill Lynch presented to the AMFED Board a summary of the four indications of interest and provided an updated valuation summary of AMFED. Merrill Lynch also discussed with the AMFED Board general strategic alternatives, including continuing discussions with the interested parties and terminating discussions and exploring other strategic opportunities.

  On May 5, 1995, the AMFED Board met with Merrill Lynch and legal counsel to discuss the strategic alternatives for AMFED and whether or not to proceed with further discussions. The AMFED Board decided that it would proceed if the consideration were increased to at least $32.00 per share. Merrill Lynch informed the Board that two of the interested parties would not increase their offers to that level, that one was not prepared to re-evaluate its offer at that time, and that Norwest would be willing to increase its offer to $32.00 subject to conducting a due diligence investigation of AMFED. The AMFED Board authorized continued discussions with Norwest and permitted Norwest to conduct preliminary due diligence.

  General discussions between AMFED and Norwest continued through May 1995. As a result of its due diligence, in early June 1995, Norwest informed AMFED that it could not pay $32.00 per share in cash for shares of AMFED Common Stock because of the amount of goodwill that would be generated under the purchase method of accounting for a cash transaction and because it did not believe it could increase AMFED's earnings beyond what AMFED was projecting under its own strategic plan. Accordingly, Norwest proposed that the transaction be structured so that AMFED stockholders receive Norwest Common Stock in exchange for their shares, and thereby permit pooling of interests accounting. After a considerable amount of negotiations between Norwest and AMFED, Norwest submitted a revised proposal essentially incorporating the terms detailed in this Proxy Statement-Prospectus.

  At a meeting held on June 15, 1995, the AMFED Board discussed Norwest's proposal with Merrill Lynch and AMFED's legal counsel. Merrill Lynch presented a summary of the revised proposal and provided a review of Norwest Common Stock, historical trading data, and an estimation of earnings by selected Wall Street firms and pro forma financial analysis. The AMFED Board agreed to go forward on the terms proposed by Norwest and permitted Norwest to conduct a more detailed examination of the assets, business and financial condition of AMFED. The AMFED Board decided to enter into negotiations with Norwest to produce an agreement for the acquisition of AMFED. In connection therewith, AMFED and Merrill Lynch entered into a letter agreement dated June 16, 1995 pursuant to which Merrill Lynch would provide advisory services in connection with the Merger. During early to mid July, the executive officers of AMFED, its counsel and financial advisors engaged in numerous discussions to negotiate terms of a definitive merger agreement and related documents. During this time, officers and representatives of AMFED conducted a due diligence examination of Norwest since Norwest Common Stock would be issued as consideration to AMFED stockholders under the terms of the proposed transaction.

  On July 20, 1995, the AMFED Board, along with Merrill Lynch and AMFED's special legal counsel, Breyer & Aguggia, reviewed the contents of the Merger Agreement together with its exhibits. The AMFED Board also considered the potential benefits of the transaction, the financial and valuation analyses of the transaction, the terms of the Merger Agreement, and related questions and answers. The AMFED Board also reviewed a draft of Merrill Lynch's written opinion, to be dated on the date the Board approved the Merger Agreement, that the Exchange Ratio was fair to holders of AMFED Common Stock (other than Norwest) from a financial point of view. On July 21, 1995, Merrill Lynch rendered its written opinion that the Exchange Ratio was fair to holders of AMFED Common Stock (other than Norwest) from a financial point of view, and the AMFED Board met and approved the Merger Agreement by a vote of 9 to 1, with one outside director dissenting on the grounds that the consideration was inadequate because of his perception as to AMFED's franchise value, the economic conditions in Nevada and the United States and the strength of the Bank.

  In reaching its conclusion to approve the Merger, the AMFED Board considered a number of factors. The AMFED Board did not assign any relative or specific weights to the factors considered. Among other things, the AMFED Board considered: the merger consideration in relation to the book value, assets and earnings of AMFED; information concerning the financial condition, results of operations and prospects of AMFED, including the return on assets and return on equity of AMFED; the financial terms of other recent business combinations in the thrift industry; and the opinion of Merrill Lynch as to the fairness of the Exchange Ratio to AMFED stockholders (other than Norwest) from a financial point of view.

  As part of its duties, Merrill Lynch, before the execution of the Merger Agreement, made a detailed financial presentation to the AMFED Board. At the July 21, 1995 meeting of the AMFED Board, Merrill Lynch delivered to the Board a written opinion that the Exchange Ratio was fair to AMFED stockholders (other than Norwest) from a financial point of view.

  The AMFED Board believes that the terms of the Merger Agreement, which are the product of arms length negotiations between Norwest and AMFED, are fair and in the best interests of AMFED and its stockholders. In the course of reaching its determination, the AMFED Board consulted with legal counsel with respect to its legal duties, the terms of the Merger Agreement and the issues related thereto; with its financial advisor with respect to the financial aspects and fairness of the transaction; and with senior management regarding, among other things, operational matters.

  In reaching its determination to approve the Merger Agreement, the AMFED Board considered all factors it deemed material, which are the following:

    (a) The AMFED Board analyzed information with respect to the financial condition, results of operations, businesses and prospects of AMFED. In this regard, the AMFED Board analyzed the options of selling AMFED or continuing on a stand-alone basis. The range of values on a sale basis were determined to generally exceed the present value of AMFED shares on a stand-alone basis under business strategies which could be reasonably implemented by AMFED.

    (b) The AMFED Board considered the written opinion of Merrill Lynch that, as of July 21, 1995, the Exchange Ratio was fair to AMFED stockholders (other than Norwest) from a financial point of view. See "--Opinion of AMFED's Financial Advisor."

    (c) The AMFED Board considered the current operating environment, including, but not limited to, the continued consolidation and increasing competition in the banking and financial services industries, the prospect for further changes in these industries, the limited number of attractive acquisition targets for AMFED within the State of Nevada, the controversy pertaining to the BIF/SAIF deposit insurance premium differential and federal regulatory agency consolidation and the importance of being able to capitalize on developing opportunities in these industries. This information had been periodically reviewed by the AMFED Board at its regular Board meetings following AMFED's Conversion and was also discussed between the AMFED Board and AMFED's various advisors.

    (d) The AMFED Board considered the other terms of the Merger Agreement and exhibits, including the tax-free nature of the transaction.

    (e) The AMFED Board considered the detailed financial analyses and other information with respect to AMFED and Norwest discussed by Merrill Lynch, as well as the AMFED Board's own knowledge of AMFED, Norwest and their respective businesses. In this regard, the latest publicly-available financial and other information for AMFED and Norwest were analyzed, including a comparison to publicly-available financial and other information for other similar institutions.

    (f) The AMFED Board considered the value of AMFED Common Stock continuing as a stand-alone entity compared to the effect of AMFED combining with Norwest in light of the factors summarized above and the current economic and financial environment, including, but not limited to, other possible strategic alternatives, the results of the contacts and discussions between AMFED and its financial advisor and various third parties and the belief of the AMFED Board and management that the Merger offered the best transaction available to AMFED and its stockholders.

    (g) The AMFED Board considered the likelihood of the Merger being approved by the appropriate regulatory authorities, including factors such as market share analyses, Norwest's Community Reinvestment Act rating at that time and the estimated pro forma financial impact of the Merger on Norwest. See "Regulatory Approvals" below.

    (h) The AMFED Board considered the fact that the Merger Agreement prohibits AMFED from soliciting discussions with third parties relating to alternative transactions and that Norwest required the Option Agreement as a condition to entering into the Merger Agreement. The AMFED Board also considered that the Merger consideration represented the highest price per share offered by the parties who expressed interest in the acquisition of AMFED.

  The foregoing discussion of the information and factors considered by the AMFED Board is not intended to be exhaustive, but constitutes the material factors considered by the AMFED Board. In reaching its determination to approve and recommend the Merger Agreement, the AMFED Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Merrill Lynch referred to above, the AMFED Board approved and adopted the Merger Agreement and the transactions contemplated thereby as being in the best interests of AMFED and its stockholders.

  FOR THE REASONS SET FORTH ABOVE, THE AMFED BOARD HAS APPROVED THE MERGER AGREEMENT AS ADVISABLE AND IN THE BEST INTERESTS OF AMFED AND AMFED STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS OF AMFED VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

OPINION OF AMFED'S FINANCIAL ADVISOR

  On February 1, 1995, AMFED engaged Merrill Lynch to act as its financial advisor. AMFED selected Merrill Lynch as its financial advisor on the basis of Merrill Lynch's experience and qualifications in similar advisory capacities and its general familiarity with AMFED and its business.

  As part of its engagement, representatives of Merrill Lynch attended the meetings of the AMFED Board held on July 20, 1995 and July 21, 1995 at which the AMFED Board considered the Merger. On July 21, 1995, Merrill Lynch rendered its written opinion to the AMFED Board to the effect that, as of such date, the Exchange Ratio was fair to the holders of AMFED Common Stock (other than Norwest) from a financial point of view. This opinion was reconfirmed in writing as of the date of this Proxy Statement-Prospectus. No limitations were imposed by AMFED on the scope of Merrill Lynch's investigation or on the procedures followed by Merrill Lynch in rendering its fairness opinion.

  The full text of Merrill Lynch's written opinion dated as of the date of this Proxy Statement-Prospectus is attached hereto as Appendix C to this Proxy Statement-Prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to Appendix C. AMFED stockholders are urged to read Merrill Lynch's opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch in connection therewith.

  MERRILL LYNCH'S OPINION IS DIRECTED TO THE AMFED BOARD AND ADDRESSES ONLY THE EXCHANGE RATIO. IT DOES NOT ADDRESS AMFED'S UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER AND DOES NOT CONSTITUTE, NOR SHOULD IT BE CONSTRUED AS, A RECOMMENDATION TO ANY AMFED STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING ON THE MERGER OR ANY OTHER MATTER CONSIDERED IN CONNECTION THEREWITH.

  Merrill Lynch has informed AMFED that in arriving at its opinion, Merrill Lynch has, among other things: (i) reviewed AMFED's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and AMFED's Quarterly Report on Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995; (ii) reviewed Norwest's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and Norwest's Quarterly Report on Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1995, June 30, 1995 and September 30, 1995; (iii) reviewed certain information, including financial forecasts and assumptions regarding incremental revenue resulting from the Merger, relating to the business, earnings, assets and prospects of AMFED and Norwest furnished to it by the senior managements of AMFED and Norwest; (iv) conducted discussions with members of senior management of AMFED and Norwest concerning their respective financial condition, businesses, earnings, assets and prospects and such managements' views as to the future financial performance of AMFED and Norwest, as the case may be; (v) reviewed the historical market prices and trading activity for AMFED Common Stock and Norwest Common Stock and compared them, respectively, with those of certain companies which it deemed to be relevant; (vi) compared the respective results of operations of AMFED and Norwest with those of certain publicly traded companies which it deemed to be relevant; (vii) compared the proposed financial terms of the Merger contemplated by the Merger Agreement with financial terms of certain other mergers and acquisitions which it deemed to be relevant; (viii) analyzed, based upon the information provided by AMFED's and Norwest's senior management, the pro forma impact of the Merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Norwest; (ix) participated in discussions and negotiations among representatives of AMFED and Norwest; (x) reviewed the Merger Agreement dated July 21, 1995; (xi) reviewed the Option Agreement dated July 22, 1995; and (xii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary.

  In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to it for the purposes of its opinion, and has not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of AMFED or Norwest or any of their subsidiaries nor has it been furnished any such evaluation or appraisal. Merrill Lynch is not an expert in the evaluation of allowances for loan losses and has not made an independent evaluation of the adequacy of the allowances for loan losses of AMFED and Norwest nor has Merrill

Lynch reviewed any individual credit files, and it has assumed that the aggregate allowances for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Merrill Lynch has also assumed and relied upon the senior managements of AMFED and Norwest as to the reasonableness and achievability of the financial forecasts furnished by AMFED and Norwest (and the assumptions and bases therefore). In that regard, Merrill Lynch has assumed with AMFED's consent that such information, including, without limitation, financial forecasts, projected incremental income resulting from the Merger and adequacy of reserves, reflect the best currently available estimates and judgment of the senior management of AMFED and Norwest as to the expected future financial performance of AMFED, Norwest or the combined entity, as the case may be. Merrill Lynch's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion.

  Merrill Lynch's opinion has been rendered without regard to the necessity for, or the level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approvals for the Merger.

  In connection with rendering its written opinion on July 21, 1995, Merrill Lynch performed a variety of financial analyses, including those summarized below. The summary set forth below, which has been provided by Merrill Lynch, does not purport to be a complete description of the analyses performed by Merrill Lynch in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying Merrill Lynch's opinion. In addition, while Merrill Lynch gave the various analyses approximately similar weight, it may have used them for different purposes and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described below should not be taken to be Merrill Lynch's view of the actual value of AMFED. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given more weight than any other analysis.

  In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond AMFED's and Norwest's control. The analyses performed by Merrill Lynch are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Merrill Lynch's analysis of the fairness of the Exchange Ratio to the holders of AMFED Common Stock (other than Norwest) and were provided to the AMFED Board in connection with the delivery of Merrill Lynch's written opinion on July 21, 1995. With respect to the comparison of selected companies analysis and the analysis of selected bank merger transactions summarized below, no public company utilized as a comparison is identical to AMFED or Norwest and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of, or merger transactions involving, the companies concerned. In addition, the analyses do not purport to be appraisals or to reflect the prices at which any securities of AMFED or Norwest may trade at the present time or at any time in the future. Furthermore, Merrill Lynch's opinion is just one of many factors taken into consideration by the AMFED Board.

  The projections furnished to Merrill Lynch and used by it in certain of its analyses were prepared by the managements of AMFED and Norwest. AMFED and Norwest do not publicly disclose internal management projections of the type provided to Merrill Lynch in connection with its review of the Merger. Such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

  The following is a summary of the selected analyses presented by Merrill Lynch to the AMFED Board on July 20, 1995 in connection with the delivery of its written opinion on July 21, 1995.

  Summary of Proposal. Merrill Lynch reviewed the terms of the proposed transaction, including the exchange ratio and aggregate transaction value determined in accordance with the formula set forth in the proposed Merger Agreement. Merrill Lynch considered the ability of AMFED to terminate the Merger in the event that the exchange ratio resulted in a per share value to AMFED stockholders of less than $31.00 per share. At the time it presented its analyses to the AMFED Board, Merrill Lynch could not know what the price of Norwest Common Stock would be and, therefore, what the exchange ratio would be, at the time of the Merger. Using the formula contained in the proposed Merger Agreement, however, Merrill Lynch calculated a range of exchange ratios and transaction values based upon a range of Norwest Measurement Prices (as defined in the Merger Agreement).

  Merrill Lynch determined that, based upon a Norwest Measurement Price ranging from $27.50 to $34.00 per share, the exchange ratio would range from
1.1273 to 1.0000 shares of Norwest Common Stock for each share of AMFED Common Stock and the implied value of the Norwest proposal would range from approximately $31.00 to $34.00 per share of AMFED Common Stock or $190.3 million to $209.2 million in the aggregate. Based on a Norwest Measurement Price between $28.38 and $30.00 per share, the exchange ratio would range from
1.1273 to 1.0667 shares of Norwest Common Stock for each share of AMFED Common Stock and the implied value of the Norwest proposal would equal approximately $32.00 per share of AMFED Common Stock or $196.6 million in the aggregate, equating to a price to book multiple of 1.46x, a price to tangible book value multiple of 1.76x, a price to market price (at July 18, 1995) multiple of 1.27x, a price to latest quarter annualized earnings multiple of 15.12x, a price to 1995 estimated earnings multiple of 15.74x and a price to 1996 estimated earnings multiple of 14.33x. All data for AMFED, except for estimated earnings, was at or for the quarter ended March 31, 1995.

  Overview of Norwest. Merrill Lynch reviewed with the AMFED Board a financial overview of Norwest. Merrill Lynch discussed, among other things, the key businesses, financial attributes, loan and deposit composition, market share and shareholder profile of Norwest. Merrill Lynch also reviewed various Wall Street firms' research analysts' opinions, stock recommendations and stock price targets for Norwest. Merrill Lynch also reviewed the trading ranges for Norwest Common Stock over the prior 52-week period. In addition, Merrill Lynch reviewed the 1-year, 3-year, 5-year, 7-year and 10-year compounded returns to holders of Norwest Common Stock (assuming the reinvestment of dividends), which were 16.11%, 17.74%, 28.22%, 24.29% and 24.80%, respectively.

  Pro Forma Merger Analysis. Merrill Lynch analyzed, based upon discussions with senior management of Norwest and AMFED, certain pro forma effects resulting from the Merger as if consummated on December 31, 1995. This analysis indicated that the transaction (excluding the effect of any restructuring charges) would be modestly dilutive to Norwest's 1996 earnings per share and modestly accretive to Norwest's 1997 earnings per share, increasing thereafter, based upon Norwest's stock price and the implied exchange ratio of 1.1179 on July 18, 1995. The analysis also showed that the Merger was modestly accretive to the book value and tangible book value per share of Norwest. In this analysis, Merrill Lynch assumed that Norwest performed in accordance with the earnings forecast provided to Merrill Lynch by Norwest's senior management.

  Historical Trading Valuation. Merrill Lynch analyzed the closing prices of the Norwest Common Stock on July 18, 1995 and over various periods ranging from the five-day average trading price to the 60-day average trading price through July 18, 1995. The analysis showed that the implied values for AMFED Common Stock ranged from a low of $31.35 per share to a high of $32.00 per share, with the low determined with reference to the 60-day trading period prior to July 18, 1995. The implied exchange ratio during these periods ranged from a low of 1.1060 shares of Norwest Common Stock for each share of AMFED Common Stock to a high of 1.1273 shares of Norwest Common Stock for each share of AMFED Common Stock, with the high determined with reference to the 60-day trading period prior to July 18, 1995.

  Discounted Dividend Stream Analysis. Using a discounted dividend stream analysis, Merrill Lynch estimated the present value of the future streams of after-tax cash flows that AMFED could produce on a stand-alone basis from 1996 through 2000 and distribute to shareholders ("dividendable net income"). In this analysis, Merrill Lynch assumed that AMFED performed in accordance with the earnings forecasts provided by AMFED's senior management and projected the maximum dividends that would permit AMFED's tangible common equity to asset ratio to be maintained at a minimum 7.30% level (AMFED's then-current level at March 31, 1995). Merrill Lynch estimated the terminal values for the AMFED Common Stock at 8.0 to 10.0 times AMFED's year 2000 estimated operating income (defined as net income before intangible amortization). The dividendable net income streams and terminal values were then discounted to present values using different discount rates ranging from 13% to 15% based upon the Capital Asset Pricing Model and chosen to reflect different assumptions of required returns of holders or prospective buyers of AMFED's Common Stock. This discounted dividend stream analysis indicated a reference range of between $21.34 and $26.41 per share of AMFED Common Stock. The analysis was based upon AMFED's senior management's projections, which were based upon many factors and assumptions, many of which are beyond the control of AMFED. As indicated above, this analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of AMFED Common Stock may trade before or after the Merger. Merrill Lynch noted that the discounted dividend analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values, and discount rates.

  Using a discounted dividend stream analysis, Merrill Lynch also estimated the present value of the dividendable net income that Norwest could produce on a stand-alone basis from 1996 through 2000. In this analysis, Merrill Lynch assumed that Norwest performed in accordance with the earnings forecasts provided by Norwest's senior management and projected the maximum dividends that would permit Norwest's tangible common equity to asset ratio to be maintained at a minimum 6.00% level. Merrill Lynch estimated the terminal values for Norwest Common Stock at 9.0 to 11.0 times Norwest's year 2000 estimated operating income. The dividendable net income streams and terminal values were then discounted to present values using different discount rates ranging from 14% to 16% based upon the Capital Asset Pricing Model and chosen to reflect different assumptions of required returns of holders or prospective buyers of Norwest Common Stock. This discounted dividend stream analysis indicated a reference range of between $30.54 and $38.05 per share of Norwest Common Stock. The analysis was based upon Norwest's senior management's projections, which were based upon many factors and assumptions, many of which are beyond the control of Norwest. As indicated above, this analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of Norwest Common Stock may trade before or after the Merger.

  In addition, using a discounted dividend stream analysis, Merrill Lynch estimated the present value of the dividendable net income that the combined institution could produce from 1996 through 2000 and distribute to shareholders. In this analysis, Merrill Lynch assumed that the combined institution performed in accordance with the combined earnings forecasts provided by the senior management of AMFED and Norwest, including the incremental revenue projected to result from the Merger, and that the combined institution's tangible common equity to asset ratio would be maintained at a minimum 6.00% level. Merrill Lynch estimated the terminal values for the combined institution's Common Stock at 9.0 to 11.0 times the combined institution's 2000 estimated operating income. The dividendable net income streams and terminal values were then discounted to present values using different discount rates ranging from 14% to 16% based upon the Capital Asset Pricing Model and chosen to reflect different assumptions of required returns of holders or prospective buyers of the combined institution's Common Stock. This discounted dividend stream analysis indicated a reference range of between $32.83 and $41.10 per share of AMFED Common Stock based upon an exchange ratio of 1.1179 and assuming an average Norwest stock price of $28.63, the stock price of Norwest on July 18, 1995. The analysis was based upon AMFED's and Norwest's senior management's projections, which were based upon many factors and assumptions, many of which are beyond the control of AMFED and Norwest. As indicated above, this analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which any securities may trade before or after the Merger.

  Analysis of Selected Thrift Merger Transactions. Merrill Lynch reviewed publicly available information regarding thrift merger transactions with a value between $50 million and $500 million which had occurred in the Western region of the United States since January 1, 1994. Merrill Lynch calculated the price to market, price to year-to-date annualized earnings, price to fully diluted book value and price to fully diluted tangible book multiples and the implied deposit premium (defined as the aggregate transaction value minus tangible book value divided by total deposits) paid in the contemplated transaction (assuming an exchange ratio calculated in accordance with Norwest's closing price per share on July 18, 1995) and such selected thrift merger transactions. This analysis yielded a range of price to market multiples of 1.11x to 1.13x with a mean of 1.12x and a median of 1.12x, compared to a transaction multiple of 1.27x (using the July 18, 1995 stock prices for AMFED and Norwest), a range of price to earnings multiples of 7.81x to 19.70x with a mean of 12.42x and a median of 11.09x compared to a transaction multiple of 15.12x for AMFED (using the July 18, 1995 stock price for Norwest and AMFED's annualized earnings for the three months ended March 31, 1995), a range of price to fully diluted book value multiples of approximately 1.43x to 1.83x with a mean of 1.62x and a median of 1.64x compared to a transaction multiple of 1.46x for AMFED (using the July 18, 1995 stock price for Norwest and the fully diluted book value of AMFED as of March 31, 1995), a range of price to fully diluted tangible book multiples of approximately 1.43x to 1.85x with a mean of 1.66x and a median of 1.64x compared to a transaction multiple of 1.76x for AMFED (using the July 18, 1995 stock price for Norwest and the fully diluted tangible book value of AMFED as of March 31, 1995) and a range of implied deposit premiums paid of approximately 9.55% to 3.09% with a mean of 6.59% and a median of 6.72% compared to a transaction premium of 6.14% for AMFED (using the July 18, 1995 stock price for Norwest). This analysis yielded an overall imputed reference range per share of AMFED Common Stock of $16.49 to $43.39, and a reference range per share of AMFED Common Stock of $23.41 to $37.01 based on both the mean and median imputed ranges compared to a transaction value of $32.00 per share of AMFED Common Stock (based upon the July 18, 1995 stock price for Norwest).

  Merrill Lynch also reviewed publicly available information regarding thrift merger transactions with a value between $50 million and $500 million which had occurred in the United States since January 1, 1994. Merrill Lynch calculated the price to market, price to year-to-date annualized earnings, price to fully diluted book value and price to fully diluted tangible book multiples and the implied deposit premium (defined as the aggregate transaction value minus tangible book value divided by total deposits) paid in the contemplated transaction (assuming an exchange ratio calculated in accordance with Norwest's closing price per share on July 18, 1995) and such selected thrift merger transactions. This analysis yielded a range of price to market multiples of 0.95x to 1.55x with a mean of 1.27x and a median of 1.28x compared to a transaction multiple of 1.27x (using the July 18, 1995 stock prices for AMFED and Norwest), a range of price to earnings multiples of 7.81x to 20.02x with a mean of 13.72x and a median of 14.07x compared to a transaction multiple of 15.12x for AMFED (using the July 18, 1995 stock price for Norwest and AMFED's annualized earnings for the three months ended March 31, 1995), a range of price to fully diluted book value multiples of approximately 0.65x to 2.62x with a mean of 1.65x and a median of 1.63x compared to a transaction multiple of 1.46x for AMFED (using the July 18, 1995 stock price for Norwest and the fully diluted book value of AMFED as of March 31, 1995), a range of price to fully diluted tangible book multiples of approximately 1.16x to 2.66x with a mean of 1.74x and a median of 1.70x compared to a transaction multiple of 1.76x for AMFED (using the July 18, 1995 stock price for Norwest and the fully diluted tangible book value of AMFED as of March 31, 1995) and a range of implied deposit premiums paid of approximately -0.73% to 16.34% with a mean of 7.74% and a median of 7.25% compared to a transaction premium of 6.14% for AMFED (using the July 18, 1995 stock price for Norwest). This analysis yielded an overall imputed reference range per share of AMFED Common Stock of $14.22 to $54.97 and a reference range per share of AMFED Common Stock of $28.96 to $36.09 based on the mean and median imputed ranges compared to a transaction value of $32.00 per share of AMFED Common Stock (based upon the July 18, 1995 stock price for Norwest).

  No company or transaction used in the above analysis as a comparison is identical to AMFED, Norwest, or the contemplated transaction. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using comparable company data.

  Comparison of Selected Companies. Merrill Lynch compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the three months ended March 31, 1995 and, as appropriate, market data as of July 18, 1995 for AMFED to a group of selected bank holding companies which Merrill Lynch deemed to be relevant, including CENFED Financial Corp., California Financial Holding, First Republic Bancorp, Home Federal Financial Corp, InterWest Saving Bank, Metropolitan Bancorp and Sterling Financial Corp. (collectively, the "AMFED Composite"). This comparison showed, among other things, that (i) for the 3-month period ended March 31, 1995 for AMFED and for the 12-month period ended March 31, 1995 for the AMFED Composite, AMFED's net interest margin was 3.90% compared to a low of 2.25%, a mean of 2.63% and a high of 3.29% for the AMFED Composite; (ii) for the 3-month period ended March 31, 1995 for AMFED and for the 12-month period ended March 31, 1995 for the AMFED Composite, AMFED's efficiency ratio (defined as non-interest expense divided by the sum of non-interest income and net interest income before provision for loan losses) was 64.79% compared to a low of 47.77%, a mean of 63.65% and a high of 76.06% for the AMFED Composite; (iii) for the 3-month period ended March 31, 1995 for AMFED and for the 12-month period ended March 31, 1995 for the AMFED Composite, AMFED's return on average assets was 0.84% compared to a low of 0.24%, a mean of 0.55% and a high of 1.10% for the AMFED Composite; (iv) for the 3-month period ended March 31, 1995 for AMFED and for the 12-month period ended March 31, 1995 for the AMFED Composite, AMFED's return on average equity was 9.76% compared to a low of 3.32%, a mean of 8.60% and a high of 14.43% for the AMFED Composite; (v) at March 31, 1995, AMFED's tangible equity to tangible assets was 7.30% compared to a low of 4.52%, a mean of 6.01% and a high of 7.85% for the AMFED Composite; (vi) at March 31, 1995, AMFED's non-performing loans to total loans was 0.36% compared to a low of 0.16%, a mean of 1.33% and a high of 2.97% for the AMFED Composite; (vii) at March 31, 1995, AMFED's non-performing assets to total assets was 0.38% compared to a low of 0.65%, a mean of 1.60% and a high of 3.21% for the AMFED Composite; (viii) at March 31, 1995, AMFED's loan loss reserves to non-performing assets was 152.04% compared to a low of 23.22%, a mean of 47.32% and a high of 67.93% for the AMFED Composite; (ix) at July 18, 1995, AMFED's price per share to 1995 estimated earnings per share was 12.32x compared to a low of 7.88x, a mean of 11.34x and a high of 15.66x for the AMFED Composite; (x) at July 18, 1995, AMFED's price per share to book value per share at March 31, 1995 was 1.08x compared to a low of 0.89x, a mean of 0.99x and a high of 1.07x for the AMFED Composite; (xi) at July 18, 1995, AMFED's price per share to tangible book value per share at March 31, 1995 was 1.31x compared to a low of 0.89x, a mean of 1.07x and a high of 1.44x for the AMFED Composite; and (xii) at July 18, 1995, AMFED's dividend yield was 1.13% compared to a low of 0.07%, a mean of 1.30% and a high of 2.73% for the AMFED Composite.

  Merrill Lynch also compared selected operating and stock market results of Norwest to the publicly available corresponding data of other companies which Merrill Lynch deemed to be relevant, including Bank of New York Company, Bank of Boston Corporation, Fleet Financial Group, NBD Bancorp, Inc., Barnett Banks, Inc., First Chicago Corporation, First Union Corporation, First Interstate Bancorp, KeyCorp, PNC Bank Corp., Banc One Corporation, Republic New York Corporation, SunTrust Banks, Inc., and Wells Fargo & Company (collectively, the "Norwest Composite"). This comparison showed, among other things, that (i) for the 12-month period ended March 31, 1995, the net interest margin for Norwest was 5.68% compared to a low of 2.54%, a mean of 4.34% and a high of 5.57% for the Norwest Composite; (ii) for the 12-month period ended March 31, 1995, the efficiency ratio (defined as non-interest expense divided by the sum of non-interest income and net interest income before provision for loan losses) of Norwest was 64.81% compared to a low of 52.90%, a mean of 58.52% and a high of 63.65% for the Norwest Composite; (iii) for the 12-month period ended March 31, 1995, the return on average assets for Norwest was 1.45% compared to a low of 0.84%, a mean of 1.23% and a high of 1.67% for the Norwest Composite; (iv) for the 12-month period ended March 31, 1995, the return on average equity for Norwest was 21.33% compared to a low of 12.20%, a mean of 16.57% and a high of 21.92% for the Norwest Composite; (v) at March 31, 1995, the tangible equity to tangible assets ratio of Norwest was

5.99% compared to a low of 5.21%, a mean of 6.60% and a high of 8.42% for the Norwest Composite; (vi) at March 31, 1995, non-performing loans to total loans of Norwest was 0.38% compared to a low of 0.38%, a mean of 0.83% and a high of 1.77% for the Norwest Composite; (vii) at March 31, 1995, non-performing assets to total assets of Norwest was 0.26% compared to a low of 0.18%, a mean of 0.69% and a high of 1.66% for the Norwest Composite; (viii) at March 31, 1995, loan loss reserves to non-performing assets of Norwest was 499.08% compared to a low of 149.15%, a mean of 254.28% and a high of 580.00% for the Norwest Composite; (ix) at July 18, 1995, the Norwest price per share to 1995 estimated earnings per share was 10.37x compared to a low of 2.41x, a mean of 9.43x and a high of 11.99x for the Norwest Composite; (x) at July 18, 1995, the Norwest price per share to book value per share at March 31, 1995 was 2.39x compared to a low of 1.28x, a mean of 1.66x and a high of 2.66x for the Norwest Composite; (xi) at July 18, 1995, the Norwest price per share to tangible book value per share at March 31, 1995 was 2.92x compared to a low of 1.39x, a mean of 1.91x and a high of 3.36x for the Norwest Composite; (xii) at July 18, 1995, Norwest's dividend yield was 2.86%, compared to a low of 2.46%, a mean of 3.66% and a high of 5.31% for the Norwest Composite. Merrill Lynch did not establish any valuation or reference ranges for AMFED or Norwest from the above comparisons.

  Mark-to-Market Analysis. Merrill Lynch evaluated the estimated market value of key components of AMFED's balance sheet, including, among other things, AMFED's investment securities and mortgage-backed securities portfolios and loan portfolio. This analysis indicated a valuation of approximately $20.23 per share of AMFED Common Stock (on a fully diluted basis) before any adjustments for a premium related to deposits or intangible assets not included on AMFED's balance sheet or any credit quality related writedowns related to the portfolios analyzed.

  In connection with its opinion dated as of the date of this Proxy Statement-Prospectus, Merrill Lynch performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Merrill Lynch did not perform any analyses in addition to those described above.

  AMFED and Merrill Lynch have entered into letter agreements dated February 1, 1995 and June 16, 1995 relating to the services to be provided by Merrill Lynch in connection with the Merger. AMFED has agreed to pay Merrill Lynch fees as follows: (1) a cash retainer fee of $100,000 paid in February, 1995,
(2) a cash fee of $400,000, which was paid upon execution of the Merger Agreement, (3) an additional cash fee of $500,000, to be paid upon the delivery of this Proxy Statement-Prospectus and (4) an additional cash fee equal to 0.95% of the aggregate purchase price paid in the Merger up to $202 million plus 2.5% of the aggregate purchase price paid in Merger above $202 million, less the fees paid pursuant to clauses (1), (2) and (3), payable at the Effective Date of the Merger. In such letter, AMFED also agreed to reimburse Merrill Lynch for its reasonable and necessary out-of-pocket expenses incurred in connection with its advisory work, including the reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch against certain liabilities relating to or arising out of the Merger, including liabilities arising under the federal securities laws.

  Merrill Lynch has been retained by the AMFED Board as an independent contractor to act as financial advisor to AMFED with respect to the Merger. Merrill Lynch is a nationally recognized investment banking firm which, among other things, regularly engages in the valuation of businesses and securities, including banking institutions, in connection with mergers and acquisitions. Merrill Lynch has in the past three years provided financial advisory, investment banking and other services to AMFED and Norwest and has received customary fees for the rendering of such services. In addition, in the ordinary course of its securities business, Merrill Lynch may actively trade debt and/or equity securities of AMFED and Norwest and their respective affiliates for its own account and the accounts of its customers, and Merrill Lynch, therefore, may from time to time hold a long or short position in such securities.

CERTAIN CONSIDERATIONS

  In considering whether to approve the Merger Agreement and the transactions contemplated thereby, stockholders should consider the following factors: (i) the relative stock prices of Norwest Common Stock and

AMFED Common Stock at the Effective Date may vary significantly from the prices as of the date hereof or the date on which stockholders vote on the Merger due to general market and economic conditions, changes in prospects of Norwest or AMFED, market assessments of the likelihood that the Merger will be consummated and the timing thereof, the effect of any conditions or restrictions imposed on or proposed with respect to the combined companies by regulatory agencies in connection with or following consummation of the Merger, and other factors; and (ii) the Exchange Ratio is fixed and will not be adjusted for changes in the relative prices of Norwest Common Stock and AMFED Common Stock, unless the Termination Measurement Price is less than $30.25. See "--Terms of the Merger."

EFFECTIVE DATE AND TIME OF THE MERGER

  Subject to the terms and conditions of the Merger Agreement, the Effective Time will be 11:59 p.m., Reno, Nevada time on the Effective Date. The Effective Date will be the date on which the Articles of Merger are filed with the Nevada Secretary of State. Unless the parties agree on a different date of filing, the Articles of Merger will be filed ten business days following approval of the Merger Agreement by AMFED's stockholders. All required regulatory approvals have been received as of the date of this Proxy Statement-Prospectus. The Closing will occur on the Effective Date, which Norwest and AMFED anticipate will occur as soon as practicable following the Special Meeting. See "--Terms of the Merger," "--Conditions to the Merger," and "--Regulatory Approvals."

NO DISSENTERS' RIGHTS

  The holders of AMFED Common Stock will not have dissenters' rights under applicable provisions of the Nevada General Corporation Law.

SURRENDER OF CERTIFICATES

  As soon as practicable after the Effective Time, Norwest Bank Minnesota, National Association, acting in the capacity of exchange agent for Norwest (the "Exchange Agent"), will mail to each holder of record of shares of AMFED Common Stock a form of letter of transmittal, together with instructions for the exchange of such holder's stock certificates for a certificate representing Norwest Common Stock.

  STOCKHOLDERS OF AMFED SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

  Upon surrender to the Exchange Agent of one or more certificates for AMFED Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to the holder a certificate representing the number of whole shares of Norwest Common Stock to which such holder is entitled and, if applicable, a check for the amount representing any fractional share (without interest). A certificate for Norwest Common Stock may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed and is otherwise in proper form for transfer and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such taxes have been paid or are not due.

  All Norwest Common Stock issued pursuant to the Merger will be deemed issued as of the Effective Time. No dividends in respect of the Norwest Common Stock with a record date after the Effective Time will be paid to the former stockholders of AMFED entitled to receive certificates for shares of Norwest Common Stock until such stockholders surrender their certificates representing shares of AMFED Common Stock. Upon such surrender, there shall be paid to the stockholder in whose name the certificates representing such shares of Norwest Common Stock are issued any dividends the record and payment dates of which shall have been after the Effective Time and before the date of such surrender. After such surrender, there shall be paid to the person in whose name the certificate representing such shares of Norwest Common Stock is issued, on the appropriate dividend payment date, any dividend on such shares of Norwest Common Stock which shall have a record date after the Effective Time, as the case may be, and prior to the date of surrender, but a payment date subsequent to the surrender. In no event shall the persons entitled to receive such dividends be entitled to receive interest on amounts payable as dividends.

CONDITIONS TO THE MERGER

  The obligation of AMFED to consummate the Merger is subject to the satisfaction of the following conditions: (i) the approval and adoption of the Merger Agreement and the transactions contemplated thereby by a majority of the outstanding shares of AMFED Common Stock; (ii) Norwest shall have performed in all material respects all of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Date, and the representations and warranties of Norwest contained in the Merger Agreement shall be true in all material respects as of the Effective Date except as contemplated or permitted by the Merger Agreement; (iii) AMFED shall have received the opinion of Breyer & Aguggia, counsel to AMFED, to the effect that as of the closing date of the Merger, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (iv) Norwest shall have received all regulatory approvals for the Merger and all waiting and appeal periods shall have expired; (v) the absence of any order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; (vi) the authorization for listing on the NYSE and the CHX of the Norwest Common Stock; and (vii) Norwest shall have obtained any and all material permits, authorizations, consents, waivers and approvals. AMFED may waive satisfaction of certain of the foregoing conditions.

  The obligations of Norwest to consummate the Merger are subject to the satisfaction of the following conditions: (i) AMFED shall have performed in all material respects all of its obligations contained in the Merger Agreement required to be performed by it prior to the Effective Date, and the representations and warranties of AMFED contained in the Merger Agreement shall be true in all material respects as of the closing date of the Merger except as contemplated or permitted by the Merger Agreement; (ii) the approval and adoption of the Merger Agreement and the transactions contemplated thereby by a majority of the outstanding shares of AMFED Common Stock; (iii) Norwest shall have received all regulatory approvals for the Merger and all waiting and appeal periods shall have expired; (iv) AMFED shall have obtained any and all material consents or waivers; (v) the absence of any order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; (vi) receipt of an opinion from Deloitte & Touche LLP that the activities of AMFED will not preclude the Merger from qualifying as a pooling of interests; (vii) the absence of any proceeding, claim, or action seeking to impose liability on AMFED or any of its subsidiaries relating to the release of hazardous substances; (viii) AMFED shall have terminated the 1992 Option Plan, and, if necessary, shall have obtained the consent of all holders of outstanding options thereunder to the termination of such options upon the Merger in exchange for shares of Norwest Common Stock computed based on the Exchange Ratio; (ix) the total number of shares of AMFED Common Stock outstanding (including all common share equivalents) shall not have exceeded 6,327,054; and (x) AMFED shall have taken certain other actions, including the termination or amendment of certain agreements, the payment to AMFED employees of accrued vacation and the establishment of such accruals and reserves as are necessary to conform AMFED's accounting and credit loss reserve practices to those of Norwest. Norwest may waive satisfaction of certain of the foregoing conditions.

REGULATORY APPROVALS

  The Merger is subject to prior approval by the Federal Reserve Board under the BHC Act and by the OTS under the provisions of the Home Owners Loan Act ("HOLA"). Approval of the Federal Reserve Board was received by letter dated October 26, 1995. Approval of the OTS was received by letter dated November 13, 1995.

  The Merger is also subject to the approval of the Department of Banking and Financial Institutions of the State of Nevada. Approval of the State of Nevada was received by letter dated November 13, 1995.

  The approval of any application merely implies satisfaction of regulatory criteria for approval, which do not include review of the Merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, stockholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed Merger.

  Norwest and AMFED are not aware of any governmental approvals or compliance with banking laws and regulations that are required for consummation of the Merger other than those described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing thereof. The Merger cannot proceed in the absence of all requisite regulatory approvals. See "--Conditions to the Merger," "--Effective Date and Time of the Merger," and "--Waiver, Amendment, and Termination."

CONDUCT OF BUSINESS PENDING THE MERGER

  AMFED has agreed in the Merger Agreement to maintain its corporate existence in good standing and to conduct its business in the ordinary and usual manner, including the extension of credit in accordance with existing lending policies, except that AMFED has agreed not to make, without the prior written consent of Norwest, any new loan or modify, restructure, or renew any existing loan (except pursuant to commitments made prior to July 21, 1995) to any borrower if the amount of the resulting loan, when aggregated with all other loans or extensions of credit to such person, would exceed $3,000,000. In the Merger Agreement, AMFED has also agreed, among other things, that it will not, without the prior written consent of Norwest: (i) enter into any material agreement, contract, or commitment in excess of $100,000 except banking transactions in the ordinary course of business and in accordance with policies and procedures in effect on July 21, 1995; (ii) make any equity investments; (iii) declare, set aside, make, or pay any dividend or other distribution with respect to its capital stock, except with respect to the payment prior to the Effective Date of cash dividends on AMFED Common Stock in an amount not to exceed $.07 per share for the quarter ending September 30, 1995, payable in October 1995, for the quarter ending December 31, 1995, payable in January 1996, but only if paid prior to the Effective Date of the Merger, and, in the event the Effective Date of the Merger has not yet occurred, for the quarter ended March 31, 1996, payable in April 1996, provided, further, that if the Effective Date of the Merger is after the record date for Norwest's regular first quarter Norwest Common Stock dividend ("Norwest Record Date"), AMFED may declare and pay a cash dividend on AMFED Common Stock, payable immediately prior to the Closing Date, in an amount not to exceed the difference between AMFED's December 31, 1995 dividend and the dividend stockholders of AMFED would have received on Norwest Common Stock issued in connection with the Merger if the Effective Date of the Merger had occurred immediately prior to the Norwest Record Date; (iv) sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business; (v) fail to maintain proper business and accounting records in accordance with generally accepted accounting principles; and (vi) issue or sell or authorize for issuance or sale or grant options or other rights with respect to the issuance, sale, or conversion of shares of capital stock. The AMFED Board anticipates declaring a cash dividend not to exceed $.07 per share for the quarter ending December 31, 1995, payable on January 2, 1996 to holders of record of AMFED Common Stock as of December 7, 1995. There can be no assurance, however, that the AMFED Board will declare, set aside, make or pay such dividend or any other dividend or distribution with respect to AMFED's capital stock.

CERTAIN COVENANTS

  The Merger Agreement provides that prior to the Effective Date, AMFED will
(i) establish such additional accruals and reserves as may be necessary to conform AMFED's accounting and credit loss reserve practices to those of Norwest and Norwest's plans with respect to the conduct of AMFED's business following the Merger and to provide for costs and expenses related to the consummation of the transactions contemplated by the Merger Agreement; (ii) obtain, at its own expense, and deliver environmental assessment reports on certain properties; (iii) not take any action with respect to AMFED which would disqualify the Merger as a pooling of interests for accounting purposes; and (iv) take all necessary corporate and other action and use its best efforts to obtain all approvals of regulatory authorities, consents, and other approvals to carry out the transactions contemplated by the Merger Agreement.

  The Merger Agreement also provides that, prior to the Effective Date, Norwest will (i) give AMFED notice of the receipt of all regulatory approvals;
(ii) permit AMFED and its representatives to examine Norwest's books, records, and properties, and to interview Norwest's officers, employees, and agents, for a period of up to 15 days prior to the mailing of this Proxy Statement-Prospectus and 15 days prior to the Effective Date; (iii) file all documents necessary to list the Norwest Common Stock to be issued in the Merger on the NYSE and the CHX and use its best efforts to effect such listings; (iv) take all necessary corporate and other action and use its best efforts to obtain all approvals of regulatory authorities, consents, and other approvals to carry out the transactions contemplated by the Merger Agreement; and (v) not take any action with respect to Norwest that would disqualify the Merger as a pooling of interests for accounting purposes.

NO SOLICITATION

  AMFED has agreed in the Merger Agreement that neither it nor any of its subsidiaries, nor any director, officer, representative, or agent of AMFED or any of its subsidiaries, will solicit, authorize the solicitation of, or, except to the extent, based on advice of counsel, legally advisable for the discharge of the fiduciary duties of the AMFED Board under applicable law, enter into any discussions with any party other than Norwest concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of common stock, or any other equity security of AMFED or any of its subsidiaries; (ii) to make a tender or exchange offer for any shares of such common stock or other equity security; (iii) to purchase, lease, or otherwise acquire the assets of AMFED or any of its subsidiaries, except in the ordinary course of business; or (iv) to merge, consolidate, or otherwise combine with AMFED or any of its subsidiaries.

WAIVER, AMENDMENT, AND TERMINATION

  The parties may, in writing, give any consent, take any action with respect to termination of the Merger Agreement, or waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the covenants and conditions in the Merger Agreement.

  At any time before the time of filing the parties may amend the Merger Agreement by action of their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors; provided, however, that no amendment after approval of the Merger by AMFED stockholders shall be made which adversely affects the consideration to be received by AMFED stockholders.

  The Merger Agreement provides that it may be terminated at any time prior to the time of filing (i) by mutual written consent of the parties; (ii) by either party by written notice to the other if the Merger shall not have been consummated by June 30, 1996, unless such failure of consummation is due to the failure of the party seeking termination to perform or observe in all material respects the covenants and agreements to be performed or observed by it under the Merger Agreement; (iii) by either party by written notice to the other if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; (iv) by AMFED if the Termination Measurement Price is less than $30.25 and Norwest, in its sole discretion does not elect to adjust the Exchange Ratio to a number determined by dividing 31.00 by the Termination Measurement Price; or (v) Norwest if the AMFED Board does not publicly recommend approval of the Merger Agreement or withdraws, modifies or amends its recommendation in any respect materially adverse to Norwest.

EFFECT ON EMPLOYEE BENEFIT PLANS

  The Merger Agreement provides that, subject to any eligibility requirements applicable to such plans, employees of AMFED shall be entitled to participate in those Norwest employee benefit and welfare plans specified in the Merger Agreement. The eligible employees of AMFED shall enter each of such plans no later than the first day of the calendar quarter which begins at least 32 days after the Effective Date.

  Eligible AMFED employees will receive credit for past service for the purpose of determining certain benefits under certain of Norwest's benefit plans.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  The directors and executive officers of AMFED beneficially owned a total of 227,100 shares of AMFED Common Stock (representing 3.85% of all outstanding shares of AMFED Common Stock) on November 24, 1995. The directors and executive officers will receive the same consideration for their shares, including any shares which they may acquire prior to the Effective Time pursuant to the exercise of stock options, as the other stockholders of AMFED. Certain members of AMFED's management and the AMFED Board have certain interests in the Merger that are in addition to their interest as stockholders of AMFED generally. The AMFED Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  EMPLOYMENT AGREEMENTS. Mr. Houston, the Chief Executive Officer of AMFED and the Bank, Mr. Downs, the President of AMFED and the Bank, Mr. Kerr, the Chief Financial Officer and Treasurer of AMFED and the Bank, and Ms. Coy, Executive Vice President and Chief Operating Officer of AMFED and the Bank, have employment agreements with AMFED and the Bank. In addition, Mr. Thomas, Senior Vice President of the Bank, and Mr. Warden, Senior Vice President of the Bank, have employment agreements with the Bank. The Merger Agreement provides that Norwest will honor the terms of such agreements. The employment agreements provide for severance payments and other benefits in the event of involuntary termination of employment of such officers or a change in the capacity or circumstances in which they are employed in connection with any change in control of AMFED or the Bank. The severance payments will equal 2.99 times the officer's average annual compensation during the preceding five years which, will result in a severance payment to Mr. Houston of approximately $902,000, to Mr. Downs of approximately $553,000, to Mr. Kerr of approximately $368,000, to Ms. Coy of approximately $450,000, to Mr. Thomas of approximately $330,000, and to Mr. Warden of approximately $325,000. In addition, for a period of three years following the Effective Time, the officers will also continue to receive other employee benefits, including life, disability and health insurance.

  AMFED 1992 STOCK OPTION INCENTIVE PLAN. Under the 1992 Option Plan, options to purchase shares of AMFED Common Stock have been issued to directors and key employees of AMFED. Pursuant to the Merger Agreement, each option will be terminated and exchanged for a number of shares of Norwest Common Stock determined by dividing (A) the excess of the number of options shares multiplied by the Termination Measurement Price multiplied by the Exchange Ratio over the aggregate exercise price of the option shares by (B) the Termination Measurement Price. Non-employee directors of AMFED currently hold options to purchase an aggregate of 61,660 shares of AMFED Common Stock. Under this arrangement, such directors will receive an aggregate of 63,207 shares of
Norwest Common Stock with a total value of approximately $         , using the
November   , 1995 closing price of Norwest Common Stock of $     per share.
The executive officers of AMFED hold options to acquire the following number of shares of AMFED Common Stock: Mr. Houston, 129,782; Mr. Downs, 78,866; Mr. Kerr, 25,910; Ms. Coy, 38,663; Mr. Thomas, 19,069; Mr. Warden, 17,774; and Ms.
Moore, Senior Vice President of the Bank, 9,512. Pursuant to the Merger Agreement, such options will be cancelled and the officers will receive shares
of Norwest Common Stock having the value indicated, using the November   ,
1995 closing price of Norwest Common Stock of $     per share: Mr. Houston,
$         ; Mr. Downs, $        ; Mr. Kerr, $         ; Ms. Coy, $          ;
Mr. Thomas, $         ; Mr. Warden, $         ; and Ms. Moore, $         .

  DIRECTORS' AND OFFICERS' LIABILITY. For the first six years after the Effective Time, Norwest will ensure that all rights to indemnification and all limitations of liability existing in favor of directors and officers of AMFED in AMFED's Articles of Incorporation and Bylaws or similar governing documents of AMFED's subsidiaries shall continue in full force and effect. In addition, for a period of three years after the Effective Time, Norwest will use all reasonable efforts to cause all directors and officers of AMFED to continue to be covered by AMFED's directors and officers liability insurance policy at an annual cost not to exceed 150% of AMFED's premium payment for AMFED's current policy.

  BOARD OF DIRECTORS. Following the Effective Date of the Merger, the Board of Directors of the Bank will consist of at least five, but not more than seven, members to be designated by Norwest's regional president from among the members of the Board of Directors of the Bank. The initial retainer for each board member will be not less than $1,000 per month and each member will serve for a term of one year.

STOCK OPTION AGREEMENT BETWEEN NORWEST AND AMFED

  As a condition to Norwest's entering into the Merger Agreement, AMFED and Norwest entered into a Stock Option Agreement, dated as of July 22, 1995, pursuant to which AMFED granted Norwest the Option entitling Norwest to purchase up to 1,171,798 shares of AMFED Common Stock (the "Option Shares") at a price of $26.00 per share, subject to adjustment under certain circumstances. Norwest may exercise the Option at any time after the occurrence of a Purchase Event. For purposes of the Option Agreement a "Purchase Event" occurs when (i) any person (other than Norwest or any of its subsidiaries) acquires 20% or more of the outstanding shares of AMFED Common Stock; or (ii) AMFED or any of its subsidiaries, without Norwest's prior written consent, shall have entered into an agreement with a third party to effect a (x) merger or consolidation involving AMFED or any of its subsidiaries, (y) a purchase, lease, or other acquisition of all or substantially all of the assets of AMFED or any of its subsidiaries, or (z) a purchase or other acquisition, other than in connection with an internal merger or consolidation, of securities representing 20% or more of the voting power of AMFED or any of its subsidiaries.

  The Option Agreement will terminate at the earliest to occur of (i) the time immediately prior to the Effective Time, (ii) nine months after the first occurrence of a Purchase Event, (iii) 15 months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event,
(iv) termination of the Merger Agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than termination by Norwest in certain circumstances), or (v) 15 months after the termination of the Merger Agreement by Norwest due to AMFED's failure to perform or observe in all material respects its covenants and obligations thereunder.

  "Preliminary Purchase Event" means certain events involving AMFED, occurring after July 22, 1995, that are inconsistent with AMFED's intent to consummate the Merger or actions by third parties evidencing an intent to acquire control of AMFED: (i) AMFED or any of its subsidiaries, without Norwest's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with a party other than Norwest or any of its subsidiaries or the AMFED Board shall have recommended that the stockholders of AMFED approve an Acquisition Transaction with a third party, (ii) any party (other than Norwest or any of its subsidiaries), shall have acquired beneficial ownership, or the right to acquire beneficial ownership, of 10% or more of the outstanding shares of AMFED Common Stock; (iii) any party other than Norwest or any of its subsidiaries shall have filed a registration statement under the Securities Act of 1933 (the "Securities Act") relating to a tender offer or exchange offer that could result in such party's owning or controlling 20% or more of the then outstanding shares of AMFED Common Stock;
(iv) after a proposal is made by a third party to AMFED or its stockholders to engage in an Acquisition Transaction, (x) AMFED shall have breached any of its covenants or obligations in the Merger Agreement and such breach would entitle Norwest to terminate the Merger Agreement or (y) the stockholders of AMFED shall not have approved the Merger Agreement, the stockholder meeting for the purpose of voting on such approval shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or the AMFED Board shall have withdrawn or modified in a manner adverse to Norwest its recommendation to the stockholders of AMFED; (v) the AMFED Board does not recommend that the stockholders of AMFED approve the Merger Agreement; and
(vi) any party other than Norwest or any of its subsidiaries without Norwest's prior written approval, shall have filed an application with any governmental authority or regulatory or administrative body for approval to engage in an Acquisition Transaction. "Acquisition Transaction" means (i) merger or consolidation involving AMFED or any of its subsidiaries, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of AMFED or any of its subsidiaries or (iii) a purchase or other acquisition, other than in connection with an internal merger or consolidation, of securities representing 10% or more of the voting power of AMFED or any of its subsidiaries or (vi) any party other than

Norwest or any of its subsidiaries, without Norwest's prior written approval, shall have filed an application with any governmental authority or regulatory or administrative body for approval to engage in an Acquisition Transaction.

  Under the BHC Act, Norwest may not acquire 5% or more of the outstanding shares of AMFED without the prior approval of the Federal Reserve Board. Certain other regulatory approvals may also be required before any acquisition under the Option Agreement could be completed.

  The Option may not be assigned by Norwest or by AMFED without the express written consent of the other party to the Option Agreement, except that Norwest may assign its rights under the Option Agreement in whole or in part after the occurrence of a Preliminary Purchase Event. After a Purchase Event, Norwest (on behalf of itself or any subsequent holder) may require AMFED to prepare and keep current for up to 180 days a registration statement under the Securities Act in form and substance appropriate and customary under the circumstances covering the Option Shares and to use its best efforts to cause such registration statement to remain current for up to 180 days in order to facilitate the disposition of the Option Shares. Upon such demand, AMFED must effect such registration statement promptly, subject to certain exceptions. Norwest is entitled to two such registration statements. Upon the occurrence of a "Repurchase Event," subject to certain exceptions, and prior to termination of the Option, at the request of Norwest, AMFED will be obligated
(i) to repurchase the Option and any Option Shares theretofore purchased pursuant to the Option at prices determined as set forth in the Option Agreement and (ii) to reimburse up to $200,000 in fees and expenses incurred by Norwest in connection with the Merger. In the event that Norwest exercises the repurchase rights described above, AMFED will thereafter be required to pay the required amount or the portion thereof that AMFED is not then prohibited from so paying under applicable law and regulation or as a consequence of administrative policy. A Repurchase Event is defined as (i) any person (other than Norwest or a Norwest Subsidiary) acquiring beneficial ownership of 20% or more of AMFED's Common Stock or (ii) consummation of an Acquisition Transaction.

  In the event that prior to termination of the Option, AMFED enters into an agreement (i) to consolidate with or merge into any party, other than Norwest or any of its subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger, (ii) to permit any party, other than Norwest or any of its subsidiaries, to merge into AMFED and AMFED is the surviving corporation, but, in connection with such merger, the then outstanding shares of AMFED Common Stock are changed into or exchanged for stock or other securities of any other party or cash or any other property, or the then outstanding shares of AMFED Common Stock will after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its or any material subsidiary's assets to any party, other than Norwest or any of its subsidiaries, then the agreement governing such transaction must make proper provision so that the Option, upon consummation of such transaction, will be converted into, or exchanged for, an option (a "Substitute Option"), at the election of Norwest, to acquire stock of either
(x) the acquiring corporation or (y) any party that controls the acquiring corporation. The Substitute Option will be exercisable for shares of the Substitute Option issuer's common stock in such number and at such exercise price as determined by the Option Agreement and will otherwise have the same terms as the Option to the extent permitted by law.

  To the best of AMFED's and Norwest's knowledge, no Preliminary Purchase Event or Repurchase Event has occurred as of the date hereof.

  The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement and may discourage persons from proposing a competing offer to acquire AMFED, even if such offer involves a higher price per share of AMFED Common Stock than the consideration contemplated by the Merger Agreement. The existence of the Option could significantly increase the cost to a potential acquiror of acquiring AMFED compared to its cost had AMFED not entered into the Option Agreement. AMFED believes that the exercise of the Option would likely prohibit any acquiror from accounting for an acquisition of, or merger with, AMFED using the pooling of interests accounting method for a period of up to two years. This could discourage or preclude an acquisition of AMFED by other organizations.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following is a discussion of certain federal income tax consequences of the Merger that are generally applicable to AMFED stockholders. This discussion is based on currently existing provisions of the Code, existing regulations thereunder (including final, temporary or proposed), and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a summary of certain principal federal income tax consequences of the Merger and does not purport to be a complete analysis or listing of the all of the potential tax effects relevant to a decision on whether to vote in favor of approval of the Merger Agreement.

  The Merger is expected to qualify as a reorganization under Section 368(a) of the Code. Except for cash received in lieu of a fractional share interest in Norwest Common Stock, holders of shares of AMFED Common Stock will recognize no gain or loss on the receipt of Norwest Common Stock.

  Consummation of the Merger is conditioned upon the receipt by AMFED of an opinion of Breyer & Aguggia, special counsel to AMFED, to the effect that if the Merger is consummated in accordance with the terms set forth in the Merger Agreement (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by AMFED stockholders who exchange all of their AMFED Common Stock solely for shares of Norwest Common Stock (except for cash received in lieu of fractional shares); (iii) the basis of shares of Norwest Common Stock received by the stockholders of AMFED will be the same as the basis of shares of AMFED Common Stock exchanged therefor; and (iv) the holding period of the shares of Norwest Common Stock received by such stockholders will include the holding period of the shares of AMFED Common Stock exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

  The opinion of counsel, which will be delivered on the Closing Date, is filed as an exhibit to the Registration Statement, and the foregoing is only a summary of such tax consequences as described in the opinion. An opinion of counsel only represents counsel's best legal judgment, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service (the "IRS") or a court considering the issues. Neither AMFED nor Norwest has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the Merger.

  THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO AMFED STOCKHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH STOCKHOLDER'S TAX SITUATION AND STATUS. EACH AMFED STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING ANY SUCH SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

RESALE OF NORWEST COMMON STOCK

  The shares of Norwest Common Stock issuable to stockholders of AMFED upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those stockholders not deemed to be "affiliates" of AMFED or Norwest as that term is defined in the rules under the Securities Act. Norwest Common Stock received by those stockholders of AMFED who are deemed to be "affiliates" of AMFED may be resold without registration as provided for by Rule 145, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of AMFED generally include individuals or entities that control, are controlled by or are under common control with, AMFED, and may include the executive officers and directors of AMFED as well as certain principal stockholders of AMFED. In the Merger Agreement, AMFED has agreed to use its best efforts to cause each AMFED stockholder who is an executive officer or director of AMFED or who may otherwise reasonably be deemed to be an affiliate of

AMFED to enter into an agreement with Norwest providing that such affiliate will not sell, transfer, or otherwise dispose of the shares of Norwest Common Stock to be received by such person in the Merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This Proxy Statement-Prospectus does not cover any resales of Norwest Common Stock received by affiliates of AMFED.

STOCK EXCHANGE LISTING

  The Merger Agreement provides for the filing by Norwest of listing applications with the NYSE and the CHX covering the shares of Norwest Common Stock issuable upon consummation of the Merger. It is a condition to the consummation of the Merger that such shares of Norwest Common Stock shall have been authorized for listing on the NYSE and the CHX.

ACCOUNTING TREATMENT

  It is anticipated that the Merger will be accounted for as a pooling of interests transaction in accordance with generally accepted accounting principles.

  Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of Norwest and AMFED will be combined at the Effective Time and carried forward at their previously recorded amounts, and the stockholders' equity accounts of AMFED will be combined with Norwest's on Norwest's consolidated balance sheet. Income and other financial statements of Norwest will not be restated retroactively because the Merger is not material to the financial statements of Norwest.

  In order for the Merger to qualify for pooling of interests accounting treatment, among other things, substantially all (90% or more) of the outstanding AMFED Common Stock must be exchanged for Norwest Common Stock. AMFED has agreed not to take any action that would disqualify the Merger from pooling of interests accounting treatment by Norwest.

  The unaudited pro forma data contained in this Proxy Statement-Prospectus has been prepared using the pooling of interests method of accounting to account for the Merger. See "SUMMARY--Comparative Per Common Share Data."

EXPENSES

  Except as otherwise provided in the Merger Agreement, Norwest and AMFED will each pay their own expenses in connection with the Merger, including fees and expenses of their respective accountants and counsel.

                 CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS

  If the holders of AMFED Common Stock approve the Merger Agreement and the Merger is subsequently consummated, stockholders of AMFED will become stockholders of Norwest. AMFED is a corporation organized under and governed by the Nevada General Corporation Law (the "NGCL"). Norwest is a corporation organized under and governed by the Delaware General Corporation Law (the "DGCL"). The following summary describes certain differences between holding Norwest Common Stock and AMFED Common Stock to the extent such differences arise because of differences between Norwest's Restated Certificate of Incorporation (the "Norwest Certificate"), By-Laws, and rights plan and AMFED's Articles of Incorporation (the "AMFED Articles") and Bylaws. This summary is qualified in its entirety by reference to the DGCL, the Norwest Certificate, Norwest's By-Laws and rights plan, the NGCL, and the AMFED Articles and Bylaws.

AUTHORIZED STOCK

  AMFED. The authorized capital stock of AMFED consists of 60,000,000 shares of AMFED Common Stock, $.01 par value per share, and 6,000,000 shares of serial preferred stock, no par value per share. As of

September 30, 1995, there were 6,058,130 shares of AMFED Common Stock issued, of which 5,888,430 shares were outstanding and 169,700 were held as treasury shares. There were no shares of preferred stock outstanding as of September 30, 1995.

  NORWEST. The Norwest Certificate authorizes the issuance of 500,000,000 shares of common stock, par value $1 2/3 per share, 5,000,000 shares of preferred stock, without par value, and 4,000,000 shares of preference stock. At September 30, 1995, 342,699,461 shares of Norwest Common Stock were issued, of which 337,931,133 were outstanding and 4,768,328 were held as treasury shares, and 2,129,168 shares of preferred stock were outstanding, consisting of 1,127,125 shares of 10.24% Cumulative Preferred Stock, 980,000 shares of Cumulative Tracking Preferred Stock (of which 25,000 shares are held by a subsidiary of Norwest), 13,311 shares of ESOP Plan Cumulative Convertible Preferred Stock, and 33,732 shares of 1995 ESOP Plan Cumulative Convertible Preferred Stock. In addition, 1,250,000 shares of preferred stock are reserved for issuance under the Rights Agreement dated as of November 22, 1988, between Citibank, N.A. as Rights Agent, and Norwest (the "Rights Agreement"). Norwest has also authorized for issuance from time to time and registered with the Commission an additional 1,700,000 shares of preferred stock. Norwest has also authorized for issuance from time to time and registered or filed for registration with the Commission, pursuant to two universal shelf registration statements, an indeterminate number of securities (the "Shelf Securities") with an aggregate initial offering price, as of September 30, 1995, not to exceed $2,800,000,000. The Shelf Securities may be issued as preferred stock or as securities convertible into shares of preferred stock or common stock. Based on the current number of shares of preferred stock and preference stock authorized for issuance under the Norwest Certificate, the maximum number of shares of preferred stock, preference stock, and common stock, respectively, that could be issued pursuant to the effective shelf registration statements, when added to shares of preferred stock and common stock already reserved for issuance, issued, or outstanding, could not exceed, respectively, 5,000,000 shares of preferred stock, 4,000,000 shares of preference stock, and 500,000,000 shares of common stock. All or any portion of the authorized but unissued preferred stock, preference stock, or Shelf Securities issuable as preferred stock or convertible into preferred stock or common stock, may be issued by the Board of Directors of Norwest without further action by stockholders. Holders of preferred stock or preference stock have certain rights and preferences with respect to dividends and upon liquidation that are superior to those of holders of common stock. The relative rights and preferences of any preferred stock or preference stock issued in the future may be established by the Board of Directors of Norwest (the "Norwest Board") without stockholder action, provided that each share of preference stock will not be entitled to more than one vote per share. Although Norwest has no current plans for the issuance of any shares of preferred stock or preference stock, except as disclosed in this Proxy Statement-Prospectus, such shares, when and if issued, could have dividend, liquidation, voting, and other rights superior to those of the common stock.

  Subject to any prior rights of any preferred stock or preference stock then outstanding, holders of common stock are entitled to receive such dividends as are declared by the Norwest Board out of funds legally available for that purpose. For information concerning legal limitations on the ability of Norwest's banking subsidiaries to supply funds to Norwest, see "CERTAIN REGULATORY CONSIDERATIONS." Subject to the rights, if any, of any preferred stock or preference stock then outstanding, all voting rights are vested in the holders of common stock, each share being entitled to one vote. Subject to any prior rights of any preferred stock or preference stock, in the event of liquidation, dissolution, or winding up of Norwest, holders of shares of common stock are entitled to receive pro rata any assets distributable to stockholders in respect of shares held by them. Holders of shares of common stock do not have any preemptive right to subscribe for any additional securities which may be issued by Norwest. The outstanding shares of Norwest Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The transfer agent and registrar for Norwest Common Stock is Norwest Bank Minnesota, N.A. Each share of common stock also includes, and each share offered hereby will include, a right to purchase certain preferred stock. See "--Rights Plans--Norwest" below.

  The foregoing description of the material terms of Norwest Common Stock does not purport to be complete and is qualified in its entirety by reference to Article Fourth of the Norwest Certificate.

ELECTION AND REMOVAL OF DIRECTORS

  AMFED. AMFED'S Articles of Incorporation provide that the AMFED Board shall consist of not less than one nor more than 25 members, with the current number set at ten. The AMFED Board may change the number of directors within the range set forth in AMFED's Articles of Incorporation by resolution. Changes in the size of the range of the AMFED Board may be made by an amendment to AMFED's Articles of Incorporation, which must be approved by 80% of the outstanding shares entitled to vote. AMFED's Articles of Incorporation provide for a Board of Directors divided into three classes, with the members of each class of directors being elected for a term of three years and with one class being elected per year. This method of electing directors makes a change in the composition of the AMFED Board, and a potential change in control of a corporation, a lengthier and more difficult process than if all directors were elected each year.

  AMFED's Articles of Incorporation provide that at a meeting of stockholders called expressly to remove directors, any director may be removed by a vote of the holders of at least 80% of the shares then entitled to vote at an election of directors. The Articles of Incorporation of AMFED provide for the filling of vacancies by a two-thirds vote of the AMFED Board and that directors so elected may hold office for a term expiring at the annual meeting at which the term of the class to which the director has been elected expires.

  NORWEST. The DGCL provides that directors are elected by a plurality of the votes of the shares entitled to vote on such election present in person or by proxy at the meeting at which directors are elected. In addition, stockholders of a Delaware corporation, unless the corporation's Certificate of Incorporation otherwise provides, are entitled to one vote for each share of capital stock held, and are also entitled to exercise cumulative voting rights for directors, if the corporation's Certificate of Incorporation permits such cumulative voting. The DGCL also permits removal of any director or all directors of a Delaware corporation by the holders of a majority of the shares entitled to vote for directors and permits vacancies on the board of directors to be filled by a majority of the directors then in office.

  Norwest currently has 14 directors who serve for one-year terms. The Norwest Certificate does not permit cumulative voting in the election of directors to the Norwest Board, and each stockholder of Norwest may cast one vote in the election of directors for each share held of record by such stockholder. Under the Norwest By-Laws, any or all directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Vacancies on the Norwest Board may be filled by a majority vote of the directors then in office.

RIGHTS PLANS

  AMFED. Unlike Norwest, AMFED has not adopted any stockholder rights plan or issued any similar rights to the holders of AMFED Common Stock. One Norwest Right (as defined below) will be attached to each share of Norwest Common Stock issued in the Merger to AMFED stockholders.

  NORWEST. On November 22, 1988, the Norwest Board declared a dividend of one preferred share purchase right (collectively, the "Norwest Rights") for each outstanding share of Norwest Common Stock. The dividend was paid on December 9, 1988, to stockholders of record on that date. Holders of shares of Norwest Common Stock issued subsequent to that date, including those to be issued in the Merger, receive the Norwest Rights with their shares. The Norwest Rights trade automatically with shares of Norwest Common Stock and become exercisable only under certain circumstances. The Norwest Rights are designed to protect the interests of Norwest and its stockholders against coercive takeover tactics. The purpose of the Norwest Rights is to encourage potential acquirors to negotiate with Norwest's Board of Directors prior to attempting a takeover and to give the Norwest Board leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The Norwest Rights may, but are not intended to, deter takeover proposals.

  Until exercised, the Norwest Rights, in and of themselves, do not confer any rights on their holders as stockholders of Norwest including, without limitation, the right to vote or receive dividends. Upon becoming exercisable, each Norwest Right will entitle the registered holder to purchase from Norwest one four-hundredth of a share of Norwest Series A Junior Participating Preferred Stock (collectively, the "Junior Preferred Shares"). The purchase price for each one four-hundredth of a Junior Preferred Share is $175.00. The purchase price is subject to adjustment upon the occurrence of certain events, including stock dividends on the Junior Preferred Shares or issuance of warrants for, or securities convertible on certain terms into, Junior Preferred Shares. The number of Norwest Rights outstanding and the number of Junior Preferred Shares issuable upon exercise of the Norwest Rights are subject to adjustment in the event of a stock split of, or a stock dividend on, Norwest Common Stock.

  The Norwest Rights will become exercisable only if a person or group acquires or announces an offer to acquire 25% or more of the outstanding shares of Norwest Common Stock. This triggering percentage may be reduced to no less than 15% by the Norwest Board prior to the time the Norwest Rights become exercisable. The Norwest Rights have certain additional features that will be triggered upon the occurrence of specified events:

    (1) If a person or group acquires at least the triggering percentage of Norwest Common Stock, the Norwest Rights permit holders of the Norwest Rights, other than such person or group, to acquire shares of Norwest Common Stock at 50% of such shares' market value. However, this feature will not apply if a person or group which owns less than the triggering percentage acquires at least 85% of the outstanding shares of Norwest Common Stock pursuant to a cash tender offer for 100% of the outstanding Norwest Common Stock.

    (2) After a person or group acquires at least the triggering percentage and before the acquiror owns 50% of the outstanding shares of Norwest Common Stock, the Board of Directors may exchange each Norwest Right, other than Norwest Rights owned by such acquiror, for one share of Norwest Common Stock or one four-hundredth of a Junior Preferred Share.

    (3) In the event of certain business combinations involving Norwest or the sale of 50% or more of the assets or earning power of Norwest, the Norwest Rights permit holders of the Norwest Rights to purchase the stock of the acquiror at 50% of such shares' market value.

  The Junior Preferred Shares will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 400 times the dividend declared per share of Norwest Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $400.00 per share but will be entitled to an aggregate payment of 400 times the payment made per share of Norwest Common Stock. Each Junior Preferred Share will have 400 votes, voting together with the Norwest Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Norwest Common stock is exchanged, each Junior Preferred Share will be entitled to receive 400 times the amount received per share of Norwest Common Stock. These rights are protected by customary antidilution provisions.

  At any time prior to the acquisition by a person or group of the triggering percentage or more of the outstanding shares of Norwest Common Stock, the Board of Directors may redeem the Norwest Rights in whole, but not in part, at a price of $.0025 per Norwest Right (the "Redemption Price"). The redemption of the Norwest Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Norwest Rights, the right to exercise such Rights will terminate and the only remaining right of the holders of Norwest Rights will be to receive the Redemption Price.

  The Norwest Rights will expire on November 23, 1998, unless extended or earlier redeemed by Norwest. Generally, the terms of the Norwest Rights may be amended by the Board of Directors without the consent of the holders of the Norwest Rights.

AMENDMENT OF CORPORATE CHARTER AND BYLAWS

  AMFED. AMFED's Articles of Incorporation may be amended only if the amendment is first approved by two-thirds of the AMFED Board and thereafter approved by the vote of the holders of a majority of the outstanding shares of AMFED Common Stock, except that the provisions of the Articles of Incorporation governing (i) meetings of stockholders and cumulative voting,
(ii) notice requirements for nominations and proposals, (iii) the number, filling of vacancies and staggered terms of directors, (iv) removal of directors, (v) acquisition of capital stock, (vi) approval of certain business combinations, (vii) indemnification of officers and directors, (viii) elimination of directors liability, (ix) amendments to bylaws, and (x) the manner of amending the Articles of Incorporation may not be repealed, altered, amended or rescinded except by the vote of the holders of at least 80% of the outstanding shares of AMFED. The Bylaws of AMFED may be amended by a majority vote of the AMFED Board or by the holders of a least 80% of the outstanding shares of AMFED.

  NORWEST. Under the DGCL, Norwest's Certificate may be amended only if the proposed amendment is approved by the Norwest Board and thereafter approved by a majority of the outstanding stock entitled to vote thereon and by a majority of the outstanding stock of each class entitled to vote thereon as a class. Norwest's By-Laws may be amended by a majority of the Norwest Board or by a majority of the outstanding stock entitled to vote thereon.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

  In addition to being subject to the laws of Nevada and Delaware, respectively, both AMFED and Norwest, as a savings and loan and bank holding company, respectively, are subject to various provisions of federal law with respect to mergers, consolidations, and certain other corporate transactions. See "CERTAIN REGULATORY CONSIDERATIONS."

  AMFED. Under Nevada law, except as otherwise provided in the NGCL, any plan of merger or share exchange involving AMFED would require adoption by the AMFED Board, who would generally be required to recommend its approval to stockholders, who in turn would be required to approve the plan by a vote of a majority of the outstanding shares. With respect to a plan of merger, no vote of the stockholders of AMFED is required if AMFED is the surviving corporation and (i) AMFED's Articles of Incorporation would remain unchanged after the merger, (ii) each stockholder of AMFED immediately before the merger would hold the same number of shares, with identical designations, preferences, limitations and relative rights, after the merger, (iii) the number of voting shares of AMFED stock to be issued in the merger would not exceed 20% of the voting shares of AMFED stock immediately before the merger and (iv) the number of shares of AMFED stock entitling holders to participate without limitation in distributions to be issued in the merger would not exceed 20% of the shares of AMFED stock entitling holders to participate without limitation in distributions outstanding immediately before the merger. Nevada's "fair price" statute restricts certain business combinations (e.g., mergers and dispositions of assets of a corporation or any subsidiary having an aggregate market value of 5% or more of the aggregate market value of the corporation's consolidated assets or the total market value of the corporation's outstanding stock) between a corporation and an interested stockholder (e.g., a beneficial owner of 10% or more of the voting power of the outstanding shares of a corporation). The fair price statute generally precludes a corporation from engaging in any business combination with an interested stockholder within three years after the acquisition pursuant to which the stockholder became an interested stockholder, unless either (i) the business combination or the acquisition pursuant to which the interested stockholder became interested was approved by the board of directors before the acquisition, (ii) the business combination is approved by the affirmative vote of the holders of a majority of the outstanding shares not beneficially owned by the interested stockholder or his affiliates or associates at a meeting called for that purpose at least three years after the acquisition pursuant to which the interested stockholder became interested, or (iii) certain minimum price criteria are satisfied and the combination is not consummated before three years after the acquisition pursuant to which the interested stockholder became interested.

  NORWEST. The vote of a majority of the outstanding shares of Norwest Common Stock entitled to vote thereon is required to approve a merger or consolidation involving Norwest or the sale, lease, or exchange of substantially all of Norwest's corporate assets. However, no vote of the stockholders of Norwest is required in connection with a merger if Norwest is the survivor and (i) the related agreement of merger does not amend Norwest's Certificate, (ii) each share of capital stock outstanding immediately before the merger is to be an identical outstanding or treasury share of Norwest after the merger, and (iii) the number of shares of capital stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of Norwest's capital stock outstanding immediately before the merger.

DISSENTERS' RIGHTS

  AMFED. Under the NGCL, stockholders of a corporation are entitled to dissent from, and payment of the fair value of their shares in the event of, a merger or plan of exchange, unless the stockholder holds shares of the surviving corporation and (i) the articles of incorporation of the surviving corporation will remain unchanged, (ii) the stockholder will continue to hold the same number of shares with the same rights after the merger, and (iii) the number of shares outstanding immediately after the merger will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger. However, stockholders will not have such dissenters' rights if the class of shares of the corporation held by such stockholder is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless such stockholders are required under the plan of merger or exchange to accept for such shares something other than cash or shares of the surviving corporation or another corporation listed on a national securities exchange or held of record by at least 2,000 stockholders of record. Based on the terms of the Merger, stockholders of AMFED are not entitled to assert dissenters' rights in connection with the Merger.

  NORWEST. Pursuant to section 262 of the DGCL, a holder of capital stock of a Delaware corporation is generally entitled to receive payment of the appraised value of his or her shares if such stockholder dissents from a merger or consolidation and complies with the procedures set forth in Section 262 of the DGCL for exercising such rights. However, appraisal rights are not available in merger or consolidation transactions to holders of (i) shares either listed on a national stock exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 persons, or (ii) shares of the corporation surviving a merger unless, in either case, holders of such stock are required by the terms of the merger or consolidation to accept anything other than (a) shares of the surviving or resulting corporation; (b) shares of stock of another corporation so listed or held of record by not fewer than 2,000 persons; and/or (c) cash in lieu of fractional shares of such corporations. Appraisal rights are not available for a sale of assets or an amendment to the certificate. Because shares of Norwest Common Stock are listed on the NYSE and the CHX and because Norwest currently has more than 2,000 stockholders of record, holders of Norwest Common Stock are not, subject to the express exceptions noted above, entitled to any rights of appraisal in connection with proposed mergers or consolidations involving Norwest.

SPECIAL MEETINGS

  AMFED. AMFED's Bylaws provide that a special meeting of stockholders may be called by the President, the Board of Directors, any two or more directors, or by one or more stockholders holding in the aggregate 10% or more of the shares entitled to vote at the special meeting.

  NORWEST. The By-Laws of Norwest provide that a special meeting of stockholders may be called only by the Chairman of the Board, a Vice Chairman, the President, or a majority of the Board of Directors. Accordingly, holders of Norwest Common stock do not have the right to call a special meeting.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

  AMFED. AMFED's Articles of Incorporation require indemnification of directors, officers and employees to the fullest extent permitted by Nevada law. The NGCL provides for indemnification of directors, officers, employees and agents for expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action or suit if such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or nor opposed to, the best interest of AMFED and, with respect to any criminal action or proceeding, had no reasonable grounds to believe his or her conduct was unlawful. AMFED's Articles of Incorporation provide further that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by AMFED as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by AMFED.

  In addition, AMFED's Articles of Incorporation provide that directors and officers of AMFED shall have no liability to AMFED or its stockholders for damages for breach of fiduciary duty as a director or officer except for damage arising from acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the improper payment of dividends.

  NORWEST. The Norwest Certificate provides that a director (including an officer who is also a director) of Norwest shall not be liable personally to Norwest or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of (a) any breach of the director's duty of loyalty to Norwest or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of a dividend or approval of a stock repurchase in violation of Section 174 of the DGCL, or (d) any transaction from which the director derived an improper personal benefit. This provision protects Norwest directors against personal liability for monetary damages from breaches of their duty of care. However, it does not eliminate the director's duty of care. For example, this provision in the Norwest Certificate has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director's breach of his duty of care.

  The Norwest Certificate further provides that Norwest must indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party to, is threatened to be made a party to, or is involved in, any action, suit, or proceeding because he is or was a director or officer of Norwest (or was serving at the request of Norwest as a director, trustee, officer, employee, or agent of another entity) while serving in such capacity against all expenses, liabilities, or loss incurred by such person in connection therewith, provided that indemnification in connection with a proceeding brought by such person will be permitted only if the proceeding was authorized by the Norwest Board. The Norwest Certificate also provides that Norwest must pay expenses incurred in defending the proceedings specified above in advance of their final disposition, provided that if so required by the DGCL, such advance payments for expenses incurred by a director or officer may be made only if he undertakes to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified.

  The Norwest Certificate authorizes Norwest to provide similar indemnification to employees or agents of Norwest.

  Pursuant to the Norwest Certificate, Norwest may maintain insurance, at its expense, to protect itself and any directors, officers, employees, or agents of Norwest or another entity against any expense, liability, or loss, regardless of whether Norwest has the power or obligation to indemnify that person against such expense, liability, or loss under the DGCL.

  The right to indemnification is not exclusive of any other right which any person may have or acquire under any statute, provision of the Norwest Certificate or By-Laws, agreement, vote of stockholders, or disinterested directors, or otherwise.

ACTION WITHOUT A MEETING

  AMFED. Any action which may be taken at a stockholders' meeting may be taken by written consent signed by stockholders holding the number of shares required for such action at a meeting of stockholders.

  NORWEST. Section 228 of the DGCL permits any action required or permitted to be taken at a stockholders' meeting to be taken by written consent signed by the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders. The DGCL also provides that a corporation's certificate of incorporation may restrict or even prohibit stockholders' action without a meeting. The Norwest Certificate does not restrict or prohibit stockholders' action without a meeting.

DIVIDENDS

  AMFED. The NGCL permits a corporation to make distributions to its stockholders so long as the corporation will be able to pay its debts as they become due in the usual course of business and its total assets are greater than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

  NORWEST. Delaware corporations may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

  Norwest and AMFED are subject to the same Federal Reserve Board policies regarding payment of dividends, which generally limit dividends to operating earnings. See "CERTAIN REGULATORY CONSIDERATIONS."

PROPOSAL OF BUSINESS, NOMINATION OF DIRECTOR

  AMFED. AMFED's Articles of Incorporation generally provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to AMFED at least 30 days but less than 40 days in advance of the meeting, together with certain information relating to the nomination or new business. Failure to comply with these advance notice requirements will preclude such nominations or new business from being considered at the meeting. However, if less than 31 days notice of the meeting is given, such written notice by the stockholder must be delivered not later than the 10th day following the day on which notice of the meeting was mailed to stockholders.

  NORWEST. The Norwest By-Laws contain detailed advance notice and informational procedures which must be complied with in order for a stockholder to nominate a person to serve as a director. The Norwest By-Laws generally require a stockholder to give notice of a proposed nominee in advance of the stockholders meeting at which directors will be elected. In addition, the Norwest By-Laws contain detailed advance notice and informational procedures which must be followed in order for a Norwest stockholder to propose an item of business for consideration at a meeting of Norwest stockholders.

                  COMPARATIVE PER SHARE PRICES AND DIVIDENDS

  Norwest Common Stock is listed on the NYSE and AMFED's Common Stock is traded on the Nasdaq National Market. The following table sets forth the high and low sales prices per share of the Norwest Common Stock as reported on the NYSE Composite Tape and AMFED Common Stock as reported on the Nasdaq National Market, and the cash dividends paid on such Norwest Common Stock and AMFED Common Stock, for the below quarterly periods, which correspond to the companies' respective quarterly fiscal periods for financial reporting purposes.

                                  NORWEST COMMON STOCK     AMFED COMMON STOCK
                                ------------------------ -----------------------
                                 HIGH    LOW   DIVIDENDS  HIGH   LOW   DIVIDENDS
                                ------- ------ --------- ------ ------ ---------
1993
  First Quarter................ $26.000 20.625   0.145   22.000 16.750     --
  Second Quarter...............  28.375 22.875   0.165   22.000 17.750   0.050
  Third Quarter................  28.000 25.625   0.165   26.750 21.000   0.050
  Fourth Quarter...............  29.000 22.500   0.165   26.250 22.750   0.050
1994
  First Quarter................  27.375 22.250   0.185   26.250 19.875   0.050
  Second Quarter...............  28.250 23.125   0.185   22.750 19.250   0.060
  Third Quarter................  27.500 24.750   0.185   24.875 19.750   0.060
  Fourth Quarter...............  25.000 21.000   0.210   22.750 19.000   0.060
1995
  First Quarter................  26.250 22.625   0.210   24.500 20.750   0.060
  Second Quarter...............  29.375 25.125   0.210   25.000 22.250   0.070
  Third Quarter................  32.750 26.875   0.240   31.750 23.750   0.070
  Fourth Quarter...............
   (through November   , 1995)

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

  As a bank holding company, Norwest is subject to supervision and examination by the Federal Reserve Board. Norwest's banking subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. After Norwest's acquisition of AMFED, the Bank will be a separate savings association subsidiary of Norwest and, as a result, Norwest will also be a savings and loan holding company registered under HOLA subject to the supervision and regulation by the OTS. The deposits of Norwest's banking subsidiaries are primarily insured by the BIF; in addition, deposits attributable to certain savings associations previously acquired by Norwest are insured by the SAIF. As a result, such banking subsidiaries are subject to regulation by the FDIC. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

DIVIDEND RESTRICTIONS

  Various federal and state statutes and regulations limit the amount of dividends the subsidiary banks can pay to Norwest without regulatory approval. The approval of the OCC is required for any dividend by a national bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulation, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting its losses and bad debts. For this purpose, bad debts are defined to include, generally, loans which have matured and are in arrears with respect to interest by six months or more, other than such loans which are well secured and in the process of collection. Under these provisions Norwest's national bank subsidiaries could have declared, as of September 30, 1995, aggregate dividends of at least $270.7 million without obtaining prior regulatory approval and without reducing the capital of the banks below minimum regulatory levels. Norwest also has several state bank subsidiaries that are subject to state regulations limiting dividends; however, the amount of dividends payable by Norwest's state bank subsidiaries, with or without state regulatory approval, would represent an immaterial contribution to Norwest's revenues.

  If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board, the OCC, and the FDIC have issued policy statements which provide that FDIC-insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

HOLDING COMPANY STRUCTURE

  Norwest is a legal entity separate and distinct from its banking and nonbanking subsidiaries. Accordingly, the right of Norwest, and thus the rights of Norwest's creditors, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of Norwest in its capacity as a creditor may be recognized. The principal sources of Norwest's revenues are dividends and fees from its subsidiaries.

  Norwest's banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to Norwest and its nonbank subsidiaries, whether in the form of loans, extensions of credit, investments, or asset purchases. Such transfers by any subsidiary bank to Norwest or any nonbank subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Norwest and all such nonbank subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.

  The Federal Reserve Board has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when Norwest may not have the resources to provide it. Any capital loans by Norwest to any of the subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

  Federal law (12 U.S.C. (S)55) permits the OCC to order the pro rata assessment of stockholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of stockholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed stockholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to banks chartered by such states. Norwest, as the sole stockholder of most of its subsidiary banks, is subject to such provisions.

CAPITAL REQUIREMENTS

  Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies, the minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as stand-by letters of credit) is 8%. At least half of the total capital is to be comprised of common stock, minority interests, and noncumulative perpetual preferred stock ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock, and a limited amount of the allowance for credit losses. In addition, the Federal Reserve Board's minimum "leverage ratio" (the ratio of Tier 1 capital to quarterly average total assets) guidelines for bank holding companies provide for a minimum leverage ratio of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of 3% plus an additional cushion of 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets, less all intangibles. Each of Norwest's banking subsidiaries is also subject to capital requirements adopted by applicable regulatory agencies which are substantially similar to the foregoing. At September 30, 1995, Norwest's Tier 1 and total capital (the sum of Tier 1 and Tier 2 capital) to risk-adjusted assets ratios were 8.01% and 10.10%, respectively, and Norwest's leverage ratio was 5.74%. Neither Norwest nor any subsidiary bank has been advised by the appropriate federal regulatory agency of any specific leverage ratio applicable to it.

  AMFED and Bank are subject to capital requirements adopted by the OTS, which are similar but not identical to those issued by the Federal Reserve Board and the OCC. Under the OTS' capital guidelines, a savings association is required to maintain tangible capital of at least 1.5% of tangible assets, core (leverage) capital of at least 3% of the association's adjusted total assets and Tier 1 capital of at least 4% and risk-based capital of at least 8% of risk-weighted assets. At September 30, 1995, AMFED's tangible ratio was 7.34%, its core (leverage) capital ratio was 7.34%, Tier 1 capital ratio was 12.15% of risk-weighted assets and its total risk-based capital ratio was 12.52%.

  As a result of a federal law enacted in 1991 that required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, each of the federal banking agencies has revised the risk-based capital guidelines described above to take account of concentration of credit risk and risk of nontraditional activities. In addition, the Federal Reserve Board, the FDIC and the OCC recently adopted a new rule that amends, effective September 1, 1995, the capital standards to include explicitly a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor to be considered in evaluating a bank's interest rate exposure. Such agencies have issued for comment a joint policy statement that describes the process to be used to measure and assess the exposure of a bank's net economic value to changes in interest rates. These agencies have indicated that in the second step of this regulation process they intend to issue a proposed rule that would propose to establish an explicit minimum capital charge for interest rate risk based on the level of a bank's measured interest rate exposure. The agencies intend to implement the second step after the agencies and the banking industry have had more experience with the proposed supervisory and measurement process. None of Norwest, AMFED or the Bank believes that these recent proposals and revisions to the capital guidelines will materially impact its operations.

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

  In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under applicable regulations, an FDIC-insured depository institution is defined to be well capitalized if it maintains a leverage ratio of at least 5%, a risk-adjusted Tier 1 capital ratio of at least 6%, and a risk-adjusted total capital ratio of at least 10%, and is not subject to a directive, order, or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if its meets all of its minimum capital requirements as described above. An insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it has a risk-adjusted total capital ratio of less than 6%, risk-adjusted Tier 1 capital ratio of less than 3%, or a leverage ratio of less than 3%, and critically undercapitalized if it fails to maintain a level of tangible equity equal to at least 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

  FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to a wide range of limitations on operations and activities, including growth limitations, and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were significantly undercapitalized.

  Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

  FDICIA, as amended by the Reigle Community Development and Regulatory Improvement Act of 1994 enacted on August 22, 1994, directs that each federal banking agency prescribe standards, by regulation or guideline, for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset quality, earnings, stock valuation, and such other operational and managerial standards as the agency deems appropriate. The FDIC, in consultation with the other federal banking agencies, has adopted a final rule and guidelines with respect to internal and external audit procedures and internal controls in order to implement those provisions of FDICIA intended to facilitate the early identification of problems in financial management of depository institutions. On July 10, 1995, the federal banking agencies published the final rules implementing three of the safety and soundness standards required by FDICIA, including operational and managerial standards, asset quality and earnings standards, and compensation standards. The impact of such standards on Norwest has not yet been fully determined, but management does not believe it will be material.

  FDICIA also contains a variety of other provisions that may affect the operations of Norwest, including new reporting requirements, revised regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' notice to customers and regulatory authorities before closing any branch.

  Under other regulations promulgated under FDICIA a bank cannot accept brokered deposits (that is, deposits obtained through a person engaged in the business of placing deposits with insured depository institutions or with interest rates significantly higher than prevailing market rates) unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts, unless it provides certain notices to affected depositors. In addition, a bank that is adequately capitalized and that has not received a waiver from the FDIC may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is well capitalized. At September 30, 1995, all of Norwest's banking subsidiaries were well capitalized and therefore were not subject to these restrictions.

FDIC INSURANCE

  Each BIF member institution pays FDIC insurance premiums based on the institution's annual assessment rate assigned to it by the FDIC. The assessment rate is based on the institution's capitalization risk category and "supervisory subgroup." An institution's caplitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. For the 1995 calendar year, the assessment rate ranges from 4 cents per $100 of domestic deposits (for well capitalized Subgroup A institutions) to 31 cents (for undercapitalized Subgroup C institutions). Norwest's subsidiary banks have been assigned an assessment rate of 4 cents per $100 of domestic deposits for the 1995 calendar year. The FDIC announced recently that, for well capitalized Subgroup A institutions, it would eliminate insurance premiums altogether for the 1996 calendar year. Norwest incurred $79.2 million of FDIC insurance expense in 1994 and, as of September 30, 1995, had received $20.6 million in FDIC insurance premium refunds.

  Deposits insured by SAIF held by Norwest bank subsidiaries as a result of previous savings association acquisitions by Norwest continue to be assessed at the applicable SAIF insurance premium rate. Current federal law provides that the SAIF assessment rate may not be less than 0.18% from January 1, 1994 through December 31, 1997. After December 31, 1997, the SAIF assessment rate must be a rate determined by the FDIC to be appropriate to increase the SAIF's reserve ratio to 1.25% of insured deposits or such higher percentage as the FDIC determines to be appropriate, but the assessment rate may not be less than 0.15%. In order to mitigate the potential effects of a BIF/SAIF premium disparity, Congress recently proposed legislation that would, among other things, recapitalize the SAIF by imposing a special one-time assessment on SAIF deposits. The proposed legislation also contemplates the merger of the BIF and the SAIF into one insurance fund after the SAIF is recapitalized. As a result of such pending legislation and to provide for such special assessment when and if imposed, Norwest has established a reserve of $23.5 million based on an estimated insurance premium rate of 66 cents per $100 of insured deposits, which reserve has been funded primarily by the refund of BIF insurance premiums. The effect of this legislation, if adopted, is not anticipated to be material to Norwest.

             DIVIDEND REINVESTMENT AND OPTIONAL CASH PAYMENT PLAN

  Norwest currently has an automatic Dividend Reinvestment and Optional Cash Payment Plan which provides in substance, for those stockholders who elect to participate, that dividends on Norwest Common Stock will be reinvested in shares of Norwest Common Stock at market price (as defined in the plan). The plan also permits participants to invest through voluntary cash payments, within certain dollar limitations, in additional shares of Norwest Common Stock at the market price (as defined in the plan) of such stock at the time of purchase. It is anticipated that after the Effective Time of the Merger, Norwest will continue to offer its Dividend Reinvestment and Optional Cash Payment Plan and that stockholders of AMFED who receive Norwest Common Stock in the Merger will have the right to participate therein.

                                    EXPERTS

  The consolidated financial statements of Norwest and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of AMFED as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, incorporated by reference in the Proxy Statement of AMFED, which is referred to and made a part of this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1993) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                LEGAL OPINIONS

  A legal opinion to the effect that the shares of Norwest Common Stock offered hereby, when issued in accordance with the Merger Agreement, will be validly issued and fully paid and nonassessable, has been rendered by Stanley
S. Stroup, Executive Vice President and General Counsel of Norwest Corporation. At September 30, 1995, Mr. Stroup was the beneficial owner of 108,053 shares and held options to acquire 247,410 additional shares of Norwest Common Stock.

  Certain legal matters in connection with the Merger will be passed upon for AMFED by Breyer & Aguggia, 1300 I Street, N.W., Suite 470 East, Washington, D.C. 20005.

               MANAGEMENT OF NORWEST AND ADDITIONAL INFORMATION

  Certain information relating to the executive compensation, voting securities and the principal holders thereof, certain relationships and related transactions, and other related matters concerning Norwest is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1994, which are incorporated in this Proxy Statement-Prospectus by reference. Certain information regarding voting securities of AMFED and the principal holders thereof is incorporated by reference to AMFED's Annual Report on Form 10-K for the year ended December 31, 1994 (which incorporates portions of AMFED's Proxy Statement dated March 24, 1995). See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Stockholders of AMFED desiring copies of such documents may contact Norwest or AMFED, as appropriate, at the addresses or phone numbers indicated under "AVAILABLE INFORMATION" above.

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                      AND

                          AGREEMENT AND PLAN OF MERGER

                                   AGREEMENT
                                      AND
                            PLAN OF REORGANIZATION

  Agreement and Plan of Reorganization (the "Agreement") entered into as of the 21st day of July, 1995, by and between AMFED FINANCIAL, INC. ("AMFED"), a Nevada corporation, and NORWEST CORPORATION ("Norwest"), a Delaware corporation.

  Whereas, the parties hereto desire to effect a reorganization whereby a wholly-owned subsidiary of Norwest will merge with and into AMFED (the "Merger") pursuant to an agreement and plan of merger (the "Merger Agreement") in substantially the form attached hereto as Exhibit A, which provides, among other things, for the conversion and exchange of the shares of Common Stock of AMFED of the par value of $.01 per share ("AMFED Common Stock") outstanding immediately prior to the time the Merger becomes effective in accordance with the provisions of the Merger Agreement into shares of voting Common Stock of Norwest of the par value of $1 2/3 per share ("Norwest Common Stock"),

  Now, Therefore, to effect such reorganization and in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby represent, warrant, covenant and agree as follows:

  1. BASIC PLAN OF REORGANIZATION

  (a) Merger. Subject to the terms and conditions contained herein, a wholly-owned subsidiary of Norwest (the "Merger Co.") will be merged by statutory merger with and into AMFED pursuant to the Merger Agreement, with AMFED as the surviving corporation, in which merger each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (as defined below) (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for the number of shares of Norwest Common Stock determined as follows:

    (i) If the Norwest Measurement Price (as defined below) is equal to or greater than $27.50, but less than or equal to $28.375, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the merger and without any action on the part of the holder thereof, be converted into and exchanged for 1.1273 fully paid and nonassessable shares of Norwest Common Stock ("A Exchange Ratio");

    (ii) If the Norwest Measurement Price is greater than $28.375, but less than or equal to $30.00, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for a number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing 32.00 by the Norwest Measurement Price ("B Exchange Ratio");

    (iii) If the Norwest Measurement Price is greater than $30.00, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the merger and without any action on part of the holder thereof, be converted into and exchanged for a number of fully paid and non assessable shares of Norwest Common Stock determined by dividing (A) the sum of 32 + .5D by (B) the Norwest Measurement Price, where D equals the amount of increase of the Norwest Measurement Price in excess of $30.00 ("C Exchange Ratio");

    (iv) If the Norwest Measurement Price is less than $27.50, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for 1.1273 fully paid and non assessable shares of Norwest Common Stock ("D Exchange Ratio");

    (v) In the event that Norwest, in its sole discretion, makes the election pursuant to paragraph 9(a)(iv) hereof, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for a number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing
  31.00 by the "Termination Measurement Price" (as defined in paragraph 9(a)(iv)) (the "E Exchange Ratio");

    (vi) The shares of AMFED Common Stock subject to each unexercised Option (as defined in paragraph 4(p) of the Agreement ) (the "Option Shares") shall be deemed canceled and as consideration therefor, shall be converted into and exchanged for that number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing (A) the excess of (1) the number of Option Shares multiplied by the Termination Measurement Price multiplied by either the A Exchange Ratio, the B Exchange Ratio, the C Exchange Ratio, the D Exchange Ratio or in the event that Norwest, in its sole discretion makes the election pursuant to paragraph 9(a)(iv) hereof, the E Exchange Ratio, as applicable, over (2) the aggregate exercise price of the Option Shares by (B) the Termination Measurement Price;

    (vii) Each share of Merger Co. common stock shall be converted into and exchanged by virtue of the Merger into shares of the surviving corporation and shares of AMFED Common Stock held in treasury shall be cancelled; and

    (viii) The "Norwest Measurement Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately preceding the date on which the Board of Governors of the Federal Reserve System ("Federal Reserve Board") approves the transactions contemplated by this Agreement.

  (b) Norwest Common Stock Adjustments. If, between the date hereof and the Effective Time of the Merger, shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a "Common Stock Adjustment"), then (i) the number of shares of Norwest Common Stock into which a share of AMFED Common Stock shall be converted pursuant to subparagraph (a), above, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of AMFED Common Stock shall be converted will equal the number of shares of Norwest Common Stock which holders of shares of AMFED Common Stock would have received pursuant to such Common Stock Adjustment had the record date therefor been immediately following the Effective Time of the Merger; and (ii) if a Norwest Common Stock Adjustment occurs between the date hereof and any date that the closing price of a share of Norwest Common Stock is used for purpose of this Agreement or the Merger Agreement, the closing price of a share of Norwest Common Stock for such purposes shall be the sum of the closing prices on the date of each such determination of the number of shares of Norwest Common Stock and/or securities, if any, (in each case as reported on the consolidated tape of the New York Stock Exchange on such date) issued with respect to one share of Norwest Common Stock as a result of the Norwest Common Stock Adjustment.

  (c) Fractional Shares. No fractional shares of Norwest Common Stock and no certificates or scrip certificates therefor shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the Termination Measurement Price.

  (d) Mechanics of Closing Merger. Subject to the terms and conditions set forth herein, the Merger Agreement shall be executed and it or Articles of Merger or a Certificate of Merger shall be filed with the Secretary of State of the State of Nevada ten (10) business days following the later to occur of the last required approval under paragraph 6(e) and expiration of all required waiting periods, approval of the Merger by AMFED's shareholders or January 2, 1996 or on such other date as may be agreed to by the parties (the "Closing Date"). Each of the parties agrees to use its best efforts to cause the Merger to be completed as soon as practicable after the receipt of final regulatory approval of the Merger and the expiration of all required waiting periods. The time that the filing referred to in the first sentence of this paragraph is made is herein referred to as the "Time of Filing". The day on which such filing is made and accepted is herein referred to as the "Effective Date of the Merger". The "Effective Time of the Merger" shall be 11:59 p.m. Reno, Nevada time on the Effective Date of the Merger. At the Effective Time of the Merger on the Effective Date of the Merger, the separate existence of Merger Co. shall cease and Merger Co. will be merged with and into AMFED pursuant to the Merger Agreement.

  The closing of the transactions contemplated by this Agreement and the Merger Agreement (the "Closing") shall take place on the Closing Date at the offices of Norwest, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota; provided that in no event shall the Closing Date be prior to January 2, 1996.

  2. REPRESENTATIONS AND WARRANTIES OF AMFED. AMFED represents and warrants to Norwest as follows:

  (a) Organization and Authority. AMFED is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on AMFED and the "AMFED Subsidiaries" (as defined below) taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. AMFED is registered as a savings and loan holding company with the Office of Thrift Supervision ("OTS") under the Savings and Loan Holding Company Act, as amended (the "SLHC Act"). AMFED has furnished Norwest true and correct copies of its articles of incorporation and by-laws, as amended, which articles of incorporation and by-laws are in full force and effect.

  (b) AMFED's Subsidiaries. Schedule 2(b) sets forth a complete and correct list of all of AMFED's subsidiaries as of the date hereof (individually an "AMFED Subsidiary" and collectively the "AMFED Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth on
Schedule 2(b), are owned directly or indirectly by AMFED. No equity security of any AMFED Subsidiary is or may be required to be issued by reason of any option, warrant, scrip, preemptive right, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any AMFED Subsidiary is bound to issue additional shares of its capital stock, or any option, warrant or right to purchase or acquire any additional shares of its capital stock. All of such shares so owned by AMFED are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each AMFED Subsidiary is a corporation or federal stock chartered savings bank duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. American Federal Savings Bank ("AFS") is a federal stock chartered savings bank, duly organized, validly existing and in good standing under the laws of the United States of America and engages only in activities (and holds properties only of the types) permitted by the Home Owners Loan Act of 1933, as amended ("HOLA") and the rules and regulations promulgated by the OTS and by the Federal Deposit Insurance Corporation ("FDIC") thereunder for insured depository institutions. AFS's deposit accounts are insured by the Savings Association Insurance Fund as administered by the FDIC to the fullest extent permitted under applicable law. AFS is a qualified thrift lender under section 10(m) of HOLA and is a member of the Federal Home Loan Bank of San Francisco. Except as set forth on
Schedule 2(b), AMFED does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. AMFED has furnished Norwest true and correct copies of the articles of incorporation or federal stock charter and bylaws, as amended, of each AMFED Subsidiary, each of which is in full force and effect.

  (c) Capitalization. The authorized capital stock of AMFED consists of 60,000,000 shares of Common Stock, $.01 par value and 6,000,000 shares of preferred stock, no par value, of which as of the close of business on

March 31, 1995, 5,888,430 shares of AMFED Common Stock and no shares of preferred stock were outstanding and 169,700 shares were held in the treasury. The maximum number of shares of AMFED Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute AMFED Common Stock) that would be outstanding as of the Effective Date of the Merger if all options, warrants, conversion rights and other rights with respect thereto, except the option to purchase AMFED Common Stock granted pursuant to the Stock Option Agreement dated the date hereof between AMFED and Norwest (the "Stock Option Agreement"), were exercised is 6,327,054. All of the outstanding shares of capital stock of AMFED have been duly and validly authorized and issued and are fully paid and nonassessable. Except as set forth in Schedule 2(c) and except for the option granted pursuant to the Stock Option Agreement, there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls, preemptive rights or other rights obligating AMFED or any AMFED Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of AMFED or any AMFED Subsidiary. Except as set forth in Schedule 2(c), since March 31, 1995 no shares of AMFED capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by AMFED or any AMFED Subsidiary and no dividends or other distributions have been declared, set aside, made or paid to the shareholders of AMFED.

  (d) Authorization. AMFED has the corporate power and authority to enter into this Agreement and the Merger Agreement and, subject to any required approvals of its shareholders, to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Merger Agreement by AMFED and the consummation of the transactions contemplated hereby and thereby have been duly authorized by a disinterested majority of the Board of Directors of AMFED. Subject to such approvals of shareholders and of government agencies and other governing boards having regulatory authority over AMFED as may be required by statute or regulation, this Agreement and the Merger Agreement are valid and binding obligations of AMFED enforceable against AMFED in accordance with their respective terms, subject as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion.

  Except as set forth on Schedule 2(d), neither the execution, delivery and performance by AMFED of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by AMFED with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of AMFED or any AMFED Subsidiary under any of the terms, conditions or provisions of (x) its articles of incorporation, Federal Stock Charter or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which AMFED or any AMFED Subsidiary is a party or by which it may be bound, or to which AMFED or any AMFED Subsidiary or any of the properties or assets of AMFED or any AMFED Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of AMFED, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to AMFED or any AMFED Subsidiary or any of their respective properties or assets.

  Other than in connection or in compliance with the provisions of the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the SLHC Act, the Bank Holding Company Act of 1956, as amended ("BHC Act") or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), and filings required to effect the Merger under Nevada law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by AMFED of the transactions contemplated by this Agreement and the Merger Agreement.

  (e) AMFED Financial Statements. The consolidated balance sheets of AMFED and AMFED Subsidiaries as of December 31, 1994 and 1993 and related consolidated statements of income, shareholders' equity and cash flows for the three years ended December 31, 1994, together with the notes thereto, certified by Deloitte & Touche LLP and included in AMFED's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "AMFED 10-K") as filed with the Securities and Exchange Commission (the "SEC"), and the unaudited consolidated statements of financial condition of AMFED and AMFED Subsidiaries as of March 31, 1995 and the related unaudited consolidated statements of income, shareholders' equity and cash flows for the three months then ended included in AMFED's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995 as filed with the SEC (collectively, the "AMFED Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of AMFED and AMFED Subsidiaries at the dates and the consolidated results of operations and cash flows of AMFED and AMFED's Subsidiaries for the periods stated therein.

  (f) Reports. Since December 31, 1992, AMFED and each AMFED Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements, (ii) the OTS,
(iii) the FDIC and (iv) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "AMFED Reports". As of their respective dates, the AMFED Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the OTS, the FDIC and applicable state securities or banking authorities, as the case may be, and, in the case of the AMFED Reports filed with the SEC, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Copies of all the AMFED Reports have been made available to Norwest by AMFED.

  (g) Properties and Leases. Except as set forth on Schedule 2(g), and except as may be reflected in the AMFED Financial Statements and except for any lien for current taxes not yet delinquent, AMFED and each AMFED Subsidiary have good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in AMFED's consolidated balance sheet as of March 31, 1995 included in AMFED's Quarterly Report on Form 10-Q for the period then ended, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to AMFED or any AMFED Subsidiary pursuant to which AMFED or such AMFED Subsidiary, as lessee, leases real or personal property, which leases are described on Schedule 2(g), are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by AMFED or such AMFED Subsidiary or, to the best of AMFED's knowledge, any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all AMFED's and each AMFED Subsidiary's buildings and equipment in regular use are in good and serviceable condition, reasonable wear and tear excepted.

  (h) Taxes. Each of AMFED and the AMFED Subsidiaries has filed all federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of AMFED and the AMFED Subsidiaries for the fiscal year ended December 31, 1990, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 2(h), (i) neither AMFED nor any AMFED Subsidiary is a party to any pending action or proceeding, nor, to the best of AMFED's knowledge, is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of AMFED or any AMFED Subsidiary which has not been settled, resolved and fully satisfied or adequately reserved for. Each of AMFED and the AMFED Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties. The consolidated balance sheet as of March 31, 1995, referred to in paragraph 2(e) hereof, includes adequate provision for all accrued but unpaid federal, state, county, local and foreign taxes, interest, penalties, assessments or deficiencies of AMFED and the AMFED Subsidiaries with respect to all periods through the date thereof.

  (i) Absence of Certain Changes. Since December 31, 1994 there has been no change in the business, financial condition or results of operations of AMFED or any AMFED Subsidiary, which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of AMFED and the AMFED Subsidiaries taken as a whole.

  (j) Commitments and Contracts. Except as set forth on Schedule 2(j), neither AMFED nor any AMFED Subsidiary is a party or subject to any of the following:

    (i) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee or consultant (other than those which are terminable at will by AMFED or such AMFED Subsidiary);

    (ii) any plan, contract or understanding providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing or similar arrangement with respect to any present or former officer, director, employee or consultant;

    (iii) any labor contract or agreement with any labor union;

    (iv) any contract not made in the ordinary course of business containing covenants which limit the ability of AMFED or any AMFED Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, AMFED or any AMFED Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

    (v) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K;

    (vi) any lease with annual rental payments aggregating $10,000 or more;
  or

    (vii) any agreement or commitment with respect to the Community Reinvestment Act or similar law with any state or federal regulatory authority or any other party.

  (k) Litigation and Other Proceedings. AMFED has furnished Norwest copies of
(i) all attorney responses to the request of the independent auditors for AMFED with respect to loss contingencies as of December 31, 1994 in connection with the AMFED financial statements included in the AMFED 10-K, and (ii) a written list of legal and regulatory proceedings filed against AMFED or any AMFED Subsidiary since said date. Neither AMFED nor any AMFED Subsidiary is a party to any pending or, to the best knowledge of AMFED, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of AMFED and the AMFED Subsidiaries taken as a whole.

  (l) Insurance. AMFED and each AMFED Subsidiary is presently insured, and during each of the past five calendar years (or during such lesser period of time as AMFED has owned such AMFED Subsidiary) has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

  (m) Compliance with Laws. AMFED and each AMFED Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted and that are material to the business of AMFED or such AMFED Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of AMFED, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations material to the business or properties of AMFED or any AMFED Subsidiary are current. The conduct by AMFED and each AMFED Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither AMFED nor any AMFED Subsidiary is in default under any order, or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application and except as set forth on Schedule 2(m), no federal, state, municipal or other governmental authority has placed any restriction on the business or properties of AMFED or any AMFED Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of AMFED and the AMFED Subsidiaries taken as a whole. Neither AMFED nor any of the AMFED Subsidiaries is subject to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any extraordinary board resolutions at the request of any federal or state governmental authorities charged with the supervision or regulation of thrifts or thrift holding companies or engaged in the insurance of thrift deposits ("Bank Regulators"), nor have any of them been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum or understanding, extraordinary supervisory letter, commitment letter, extraordinary board resolution or similar undertaking.

  (n) Labor. No work stoppage involving AMFED or any AMFED Subsidiary is pending or, to the best knowledge of AMFED, threatened. Neither AMFED nor any AMFED Subsidiary is involved in, or threatened with, any labor dispute, arbitration, lawsuit or administrative proceeding which reasonably could be expected to have a material adverse effect on the business of AMFED or such AMFED Subsidiary. Employees of AMFED and the AMFED Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

  (o) Material Interests of Certain Persons.

    (i) Except as set forth on Schedule 2(o), to the best knowledge of AMFED, no officer or director of AMFED or any AMFED Subsidiary, or any "associate" (as such term is defined in Rule l4a-1 under the Exchange Act) of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of AMFED or any AMFED Subsidiary.

    (ii) Schedule 2(o) sets forth a correct and complete list of any loan from AFS to any present officer, director, employee or any associate or related interest of any such person which was required under Regulation O promulgated by the Federal Reserve Board to be approved by or reported to AFS's Board of Directors.

    (iii) Schedule 2(o) lists any loan (except credit card loans or loans on primary residences) by AMFED or an AMFED Subsidiary to any officer, director or any greater than 5% shareholder of AMFED or an AMFED Subsidiary or any affiliate of AMFED; or to any Person in which such officer, director or greater than 5% shareholder directly or indirectly owns beneficially or of record 10% or more of any class of equity securities of any corporation, partnership or joint venture; or to any trust or estate in which such officer, director or greater than 5% shareholder has a 10% or more beneficial interest, or as to which such officer, director or greater than 5% shareholder serves as a trustee or in a similar capacity.

  (p) AMFED Benefit Plans.

    (i) The only "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for which AMFED or any AMFED Subsidiary acts as the plan sponsor as defined in ERISA Section 3(16)(B), and with respect to which any liability under ERISA or otherwise exists or may be incurred by AMFED or any AMFED Subsidiary are those set forth on Schedule 2(p) (the "Plans"). No Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

    (ii) Each Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law. Except as set forth on Schedule 2(p), AMFED or the AMFED subsidiaries have received favorable determination letters from the Internal Revenue Service under the provisions of the Tax Equity and Fiscal Responsibility Act ("TEFRA"), the Deficit Reduction Act ("DEFRA") and the Retirement Equity Act ("REA") for each of the Plans to which the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), apply. AMFED knows of no reason that any Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code.

    (iii) Except as set forth on Schedule 2(p), the present value of all benefits vested and all benefits accrued under each Plan which is subject to Title IV of ERISA did not, in each case, as determined for purposes of reporting on Schedule B to the Annual Report on Form 5500 of each such Plan as of the end of the most recent Plan year exceed the value of the assets of the Plan allocable to such vested or accrued benefits.

    (iv) Except as disclosed in Schedule 2(p), and to the best knowledge of AMFED, no Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or Section 406 of ERISA or violated any of the fiduciary standards under Part 4 of Title I of ERISA which could subject, to the best knowledge of AMFED, such Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to AMFED and the AMFED Subsidiaries taken as a whole.

    (v) No Plan which is subject to Title IV of ERISA or any trust created thereunder has been terminated, nor have there been any "reportable events" as that term is defined in Section 4043 of ERISA, with respect to any Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

    (vi) No Plan or any trust created thereunder has incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived), since the effective date of ERISA.

    (vii) Except as disclosed in Schedule 2(p), neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of AMFED or any AMFED Subsidiary under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

  (q) Intentionally omitted.

  (r) Registration Obligations. Except as set forth on Schedule 2(r), neither AMFED nor any AMFED Subsidiary is under any obligation, contingent or otherwise, which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

  (s) Brokers and Finders. Except as described on Schedule 2(s), neither AMFED nor any AMFED Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for AMFED or any AMFED Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

  (t) Administration of Trust Accounts. AMFED and each AMFED Subsidiary has properly administered in all respects material and which could reasonably be expected to be material to the financial condition of AMFED and the AMFED Subsidiaries taken as a whole all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as an agent, custodian, or otherwise in a fiduciary capacity including specifically IRA and KEOGH accounts, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither AMFED, any AMFED Subsidiary, nor any director, officer or employee of AMFED or any AMFED Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the financial condition of AMFED and the AMFED Subsidiaries taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

  (u) No Defaults. Neither AMFED nor any AMFED Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default, under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon AMFED and the AMFED Subsidiaries, taken as a whole. To the best of AMFED's knowledge, all parties with whom AMFED or any AMFED Subsidiary has material leases, agreements or contracts or who owe to AMFED or any AMFED Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the AMFED Subsidiaries are in compliance therewith in all material respects.

  (v) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature pending that seeks to impose, or that could result in the imposition of, on AMFED or any AMFED Subsidiary, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or to the best of AMFED's knowledge, threatened against AMFED or any AMFED Subsidiary the result of which has had or could reasonably be expected to have a material adverse effect upon AMFED and AMFED's Subsidiaries, taken as a whole; to the best of AMFED's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of AMFED's knowledge, neither AMFED nor any AMFED Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability. AMFED has provided Norwest with copies of all environmental assessments, reports, studies and other related information in its possession with respect to each bank facility and each non-residential REO property.

  (w) Intellectual Property. AMFED and each AMFED Subsidiary owns or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its business; and neither AMFED nor any AMFED Subsidiary has received any notice of conflict with respect thereto that asserts the right of others. AMFED and each AMFED Subsidiary have in all material respect performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing.

  (x) Corporate Approval

    (i) The affirmative vote of the holders of a majority of the outstanding shares of AMFED Common Stock is required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. No other vote of the AMFED Shareholders is required by law, the Articles of Incorporation or bylaws of AMFED or otherwise to adopt this Agreement and approve the Merger and the other transactions contemplated hereby;

    (ii) At a duly constituted meeting of the Board of Directors of AMFED's directors constituting a majority of the disinterested directors of AMFED granted their prior approval to the Merger and the issuance of the option granted under the Stock Option Agreement, and, accordingly, the provisions of Article X of AMFED's Articles of Incorporation and Nevada Revised Statutes (S)78.378 to (S)78.3793 inclusive do not and will not apply to this Agreement or the option granted under the Stock Option Agreement or the consummation of any of the transactions contemplated hereby or thereby.

  (y) Deposits. Except as set forth in Schedule 2(y), none of the AFS bank deposits is a Brokered Deposit. Except as set forth in Schedule 2(y), no portion of the deposits represents a deposit by any affiliate of AMFED or AFS. "Brokered Deposits" shall mean all deposits of AFS for which AFS has paid a commission or an interest rate substantially above that paid by AFS to the general depositors of AFS.

  3. REPRESENTATIONS AND WARRANTIES OF NORWEST. Norwest represents and warrants to AMFED as follows:

  (a) Organization and Authority. Norwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Norwest and its subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Norwest is registered as a bank holding company with the Federal Reserve Board under the BHC Act. Norwest has furnished AMFED true and correct copies of its certificate of incorporation and by-laws, as amended, which certificate of incorporation and by-laws are in full force and effect.

  (b) Norwest Subsidiaries. Schedule 3(b) sets forth a complete and correct list, as of December 31, 1994, of Norwest's Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) (individually a "Norwest Subsidiary" and collectively the "Norwest Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth in Schedule 3(b), are owned directly or indirectly by Norwest. No equity security of any Norwest Subsidiary is or may be required to be issued to any person or entity other than Norwest by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Norwest Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. (S)55 (1982), all of such shares so owned by Norwest are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each Norwest Subsidiary is a corporation or national banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

  (c) Norwest Capitalization. The authorized capital stock of Norwest consists of (i) 5,000,000 shares of Preferred Stock, without par value, of which as of the close of business on December 31, 1994, 1,127,125 shares of 10.24% Cumulative Preferred Stock at $100 stated value, 980,000 shares of Cumulative Tracking Preferred Stock, and 1,143,675 shares of Cumulative Convertible Preferred Stock, Series B, at $200 stated value and 14,265 shares of ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value were outstanding, (ii) 500,000,000 shares of Common Stock, $1 2/3 par value, of which as of the close of business on December 31, 1994, 309,144,857 shares were outstanding and 13,939,617 shares were held in the treasury, and (iii) 4,000,000 shares of Preference Stock, no par value, of which as of the close of business on May 31, 1995, no shares were outstanding.

  (d) Authorization. Norwest has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Norwest and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Norwest. No approval or consent by the stockholders of Norwest is necessary for the execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby. Subject to such approvals of government agencies and other governing boards having regulatory authority over Norwest as may be required by statute or regulation, this Agreement is a valid and binding obligation of Norwest enforceable against Norwest in accordance with its terms, subject as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion.

  Neither the execution, delivery and performance by Norwest of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Norwest with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Norwest or any Norwest Subsidiary under any of the terms, conditions or provisions of (x) its certificate of incorporation or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Norwest or any Norwest Subsidiary is a party or by which it may be bound, or to which Norwest or any Norwest Subsidiary or any of the properties or assets of Norwest or any Norwest Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of Norwest, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Norwest or any Norwest Subsidiary or any of their respective properties or assets.

  Other than in connection or in compliance with the provisions of the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the SLHC Act, the BHC Act or the HSR Act, and filings required to effect the Merger under Nevada law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Norwest of the transactions contemplated by this Agreement and the Merger Agreement.

  (e) Norwest Financial Statements. The consolidated balance sheets of Norwest and Norwest's subsidiaries as of December 31, 1994 and 1993 and related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1994, together with the notes thereto, certified by KPMG Peat Marwick, LLP and included in Norwest's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Norwest 10-K") as filed with the SEC, and the unaudited consolidated balance sheets of Norwest and its subsidiaries as of March 31, 1995 and the related unaudited consolidated statements of income and cash flows for the three months then ended included in Norwest's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, as filed with the SEC (collectively, the "Norwest Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Norwest and its subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of Norwest and its subsidiaries for the periods stated therein.

  (f) Reports. Since December 31, 1990, Norwest and each Norwest Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements,
(ii) the Federal Reserve Board, (iii) the FDIC, (iv) the Comptroller and (v) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Norwest Reports". As of their respective dates, the Norwest Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the Federal Reserve Board, the FDIC, the Comptroller and any applicable state securities or banking authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (g) Properties and Leases. Except as may be reflected in the Norwest Financial Statements and except for any lien for current taxes not yet delinquent, Norwest and each Norwest Subsidiary has good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in Norwest's consolidated balance sheet as of March 31, 1995 included in Norwest's Quarterly Report on Form 10-Q for the period then ended, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Norwest or any Norwest Subsidiary pursuant to which Norwest or such Norwest Subsidiary, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Norwest or such Norwest Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Norwest's and each Norwest Subsidiary's buildings and equipment in regular use are in good and serviceable condition, reasonable wear and tear excepted.

  (h) Taxes. Each of Norwest and the Norwest Subsidiaries has filed all material federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Norwest and the Norwest Subsidiaries for the fiscal year ended December 31, 1979, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 3(h), (i) neither Norwest nor any Norwest Subsidiary is a party to any pending action or proceeding, nor to Norwest's knowledge is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies which could reasonably be expected to have any material adverse effect on Norwest and its subsidiaries taken as a whole, and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Norwest or any Norwest Subsidiary which has not been settled, resolved and fully satisfied, or adequately reserved for. Each of Norwest and the Norwest Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties.

  (i) Absence of Certain Changes. Since December 31, 1994, there has been no change in the business, financial condition or results of operations of Norwest or any Norwest Subsidiary which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

  (j) Commitments and Contracts. Except as set forth on Schedule 3(j), as of December 31, 1994 neither Norwest nor any Norwest Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

    (i) any labor contract or agreement with any labor union;

    (ii) any contract not made in the ordinary course of business containing covenants which materially limit the ability of Norwest or any Norwest Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which, Norwest or any Norwest Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

    (iii) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K.

  (k) Litigation and Other Proceedings. Neither Norwest nor any Norwest Subsidiary is a party to any pending or, to the best knowledge of Norwest, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

  (l) Insurance. Norwest and each Norwest Subsidiary is presently insured or self insured, and during each of the past five calendar years (or during such lesser period of time as Norwest has owned such Norwest Subsidiary) has been insured or self-insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

  (m) Compliance with Laws. Norwest and each Norwest Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties or assets and to carry on its business as presently conducted and that are material to the business of Norwest or such Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and to the best knowledge of Norwest, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Norwest and each Norwest Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither Norwest nor any Norwest Subsidiary is in default under any order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no federal, state, municipal or other governmental authority has placed any restrictions on the business or properties of Norwest or any Norwest Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Norwest and its subsidiaries taken as a whole.

  (n) Labor. No work stoppage involving Norwest or any Norwest Subsidiary is pending or, to the best knowledge of Norwest, threatened. Neither Norwest nor any Norwest Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Norwest or such Norwest Subsidiary. Except as set forth on Schedule 3(j), employees of Norwest and the Norwest Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

  (o) Norwest Benefit Plans.

    (i) As of July 10, 1995, the only "employee benefit plans" within the meaning of Section 3(3) of ERISA for which Norwest or any Norwest Subsidiary acts as plan sponsor as defined in ERISA Section 3(16)(B) with respect to which any liability under ERISA or otherwise exists or may be incurred by Norwest or any Norwest Subsidiary are those set forth on
  Schedule 3(o) (the "Norwest Plans"). No Norwest Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

    (ii) Each Norwest Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law. Except as set forth on Schedule 3(o), Norwest or the Norwest Subsidiaries have received favorable determination letters from the Internal Revenue Service under the provisions of TEFRA, DEFRA and REA for each of the Norwest Plans to which the qualification requirements of Section 401(a) of the Code apply. Norwest knows of no reason that any Norwest Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code, except that any such Norwest Plan may not have been amended to comply with TRA and other recent legislation and regulations, although each such Norwest Plan is within the remedial amendment period during which retroactive amendment may be made.

    (iii) The present value of all benefits vested and all benefits accrued under each Norwest Plan which is subject to Title IV of ERISA did not, in each case, as determined for purposes of reporting on Schedule B to the Annual Report on Form 5500 of each such Norwest Plan as of the end of the most recent Plan year, exceed the value of the assets of the Norwest Plans allocable to such vested or accrued benefits.

    (iv) Except as set forth on Schedule 3(o), and to the best knowledge of Norwest, no Norwest Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or
  Section 406 of ERISA or violated fiduciary standards under Part 4 of Title I of ERISA, which could subject, to the best knowledge of Norwest, such Norwest Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Norwest Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to Norwest and its subsidiaries taken as a whole.

    (v) Except as set forth on Schedule 3(o), no Norwest Plan which is subject to Title IV of ERISA or any trust created thereunder has been terminated, nor have there been any "reportable events" as that term is defined in Section 4043 of ERISA with respect to any Norwest Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

    (vi) No Norwest Plan or any trust created thereunder has incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived), during the last five Norwest Plan years which would result in a material liability.

    (vii) Neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of Norwest under any Norwest Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Norwest Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

  (p) Registration Statement, etc. None of the information regarding Norwest and its subsidiaries supplied or to be supplied by Norwest for inclusion in
(i) the Registration Statement (as defined in paragraph 4(d)), (ii) the Proxy Statement (as defined in paragraph 4(d)), or (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Norwest and the Norwest Subsidiaries are responsible for filing with the SEC and any other regulatory authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

  (q) Brokers and Finders. Neither Norwest nor any Norwest Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Norwest or any Norwest Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

  (r) No Defaults. Neither Norwest nor any Norwest Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon Norwest and its subsidiaries taken as a whole. To the best of Norwest's knowledge, all parties with whom Norwest or any Norwest Subsidiary has material leases, agreements or contracts or who owe to Norwest or any Norwest Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the Norwest Subsidiaries are in compliance therewith in all material respects.

  (s) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could result in the imposition, on Norwest or any Norwest Subsidiary of any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or to the best of Norwest's knowledge, threatened against Norwest or any Norwest Subsidiary, the result of which has had or could reasonably be expected to have a material adverse effect upon Norwest and its subsidiaries taken as a whole; to the best of Norwest's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of Norwest's knowledge neither Norwest nor any Norwest Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability.

  (t) Merger Co. As of the Closing Date, Merger Co. will be a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and will have corporate power and authority to own or lease its properties and assets and to carry on its business and enter into and perform its obligations under the Merger Agreement, and the execution and delivery by Merger Co. of the Merger Agreement shall have been duly authorized by the Board of Directors and shareholders of Merger Co.

  4. COVENANTS OF AMFED. AMFED covenants and agrees with Norwest as follows:

  (a) Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time of the Merger, AMFED, and each AMFED Subsidiary will: maintain its corporate existence in good standing; maintain the general character of its business and conduct its business in its ordinary and usual manner; extend credit in accordance with existing lending policies, except that it shall not, without the prior written consent of Norwest (which consent shall be deemed to have been given as to any loan approval request to which Norwest had made no response by the later of 48 hours or at the end of the second business day following receipt by Norwest of a request to consent), make any new loan or modify, restructure or renew any existing loan (except pursuant to commitments made prior to the date of this Agreement) to any borrower if the amount of the resulting loan, when aggregated with all other loans or extensions of credit to such person (or which would be required to be aggregated for loans to one borrower limitations), would be in excess of $3,000,000; provided that AMFED and AFS will promptly, after the making thereof by AMFED or AFS, supply Norwest with all reasonably requested information concerning loans in amounts less than $3,000,000 but greater than $500,000; maintain proper accounting records in accordance with generally accepted accounting principles; maintain its properties in good repair and condition, ordinary wear and tear excepted; maintain in all material respects presently existing insurance coverage; use its best efforts to preserve its business organization intact, to keep the services of its present principal employees and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it; use its best efforts to obtain any approvals or consents required to maintain existing leases and other contracts in effect following the Merger; comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to the properties and operations of AMFED and each AMFED Subsidiary the non-compliance with which reasonably could be expected to have a material adverse effect on AMFED and the AMFED Subsidiaries taken as a whole; and permit Norwest, upon reasonable prior notice by Norwest and its representatives (including KPMG Peat Marwick, LLP) to examine its and its subsidiaries books, records and properties and to interview officers, employees and agents at reasonable times when it is open for business. No such examination by Norwest or its representatives either before or after the date of this Agreement shall in any way affect, diminish or terminate any of the representations, warranties or covenants of AMFED herein expressed.

  (b) Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time of the Merger, AMFED and each AMFED subsidiary will not (without the prior written consent of Norwest): amend or otherwise change its articles of incorporation or association or by-laws; issue or sell or authorize for issuance or sale, or grant any options, warrants, stock appreciation rights or similar rights or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share-equivalents, or any other of its securities, except that AMFED may issue shares of AMFED Common Stock upon the exercise of the option granted under the Stock Option Agreement or upon the exercise of outstanding stock options described in Schedule 4(b); authorize or incur any long-term debt (other than deposit liabilities and Federal Home Loan Bank advances incurred in the ordinary course of business, consistent with past practices); mortgage, pledge or subject to lien or other encumbrance any of its properties, except in the ordinary course of business; enter into or renew any material agreement, contract or commitment in excess of $100,000 except banking transactions in the ordinary course of business and in accordance with policies and procedures in effect on the date hereof; make any investments except investments made by bank subsidiaries in the ordinary course of business for terms of up to one year and in amounts of $100,000 or less; amend or terminate any Plan except as required by law; make any contributions to any Plan except as required by the terms of such Plan in effect as of the date hereof; declare, set aside, make or pay any dividend or other distribution with respect to its capital stock except any dividend declared by an AMFED Subsidiary's Board of Directors in accordance with applicable law and regulation provided, however, that between the date hereof and the Effective Date of the Merger, AMFED may declare and pay cash dividends on AMFED Common Stock in an amount not to exceed $.07 per share for the quarter ending September 30, 1995, payable in October, 1995, for the quarter ending December 31, 1995, payable in January, 1996, but prior to the Effective Date of the Merger, and, in the event the Effective Date of the Merger has not yet occurred, for the quarter ended March 31, 1996, payable in April, 1996, provided, further, that if the Effective Date of the Merger is after the record date for Norwest's regular first quarter Norwest Common Stock dividend ("Norwest Record Date"), AMFED may declare and pay a cash dividend on AMFED Common Stock, payable immediately prior to the Closing Date, in an amount not to exceed the difference between AMFED's December 31, 1995 dividend and the dividend shareholders of AMFED would have received on Norwest Common Stock issued in connection with the Merger if the Effective Date of the Merger had occurred immediately prior to the Norwest Record Date; redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of AMFED; increase the compensation or benefits of any officers, directors or executive employees, except pursuant to existing compensation plans and practices; sell or otherwise dispose of any shares of the capital stock of any AMFED Subsidiary; or sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business.

  (c) The Board of Directors of AMFED will duly call, and will cause to be held not later than twenty-five (25) business days following the effective date of the Registration Statement (defined in paragraph 4(d)) referred to in paragraph 5(c) hereof, a meeting of its shareholders and will direct that this Agreement and the Merger Agreement be submitted to a vote at such meeting. The Board of Directors of AMFED will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the Nevada Business Corporation Act and other applicable law and regulation, and (ii) except to the extent, based on the advice of counsel, legally advisable for the discharge of the fiduciary duties of the Board of Directors of AMFED (A) recommend by the affirmative vote of the Board of Directors a vote in favor of approval of this Agreement and the Merger Agreement, and (B) use its best efforts to solicit from its shareholders proxies in favor thereof.

  (d) AMFED will furnish or cause to be furnished to Norwest all the information concerning AMFED and its subsidiaries required for inclusion in the Registration Statement (defined below) referred to in paragraph 5(c) hereof, or any statement or application made by Norwest to any governmental body in connection with the transactions contemplated by this Agreement. The annual and quarterly financial statements of AMFED and the AMFED Subsidiaries included in, or incorporated by reference in, the Registration Statement will comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder. Any financial statement for any fiscal year provided under this paragraph must include the audit opinion and the consent of Deloitte & Touche LLP to use such opinion in such Registration Statement. None of the information regarding AMFED and the AMFED Subsidiaries supplied or to be supplied by AMFED for inclusion in (i) a Registration Statement on Form S-4 to be filed with the SEC by Norwest for the purpose of registering the shares of Norwest Common Stock to be exchanged for shares of AMFED Common Stock pursuant to the provisions of the Merger Agreement (the "Registration Statement"), (ii) the proxy statement to be mailed to AMFED's shareholders in connection with the meeting to be called to consider the Merger (the "Proxy Statement") and (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting; provided, however, that the provisions of this paragraph shall not apply to statements in or omissions from the Registration Statement or Proxy Statement made in reliance upon or in conformity with information furnished by Norwest or any Norwest Subsidiary for use in the Registration Statement or Proxy Statement.

  (e) AMFED will cooperate with Norwest in the obtaining of all approvals of regulatory authorities, consents and other approvals required to carry out the transactions contemplated by this Agreement.

  (f) AMFED will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

  (g) AMFED will hold in confidence all documents and information concerning Norwest and its subsidiaries furnished to AMFED and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to AMFED's outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Norwest (except to the extent that such information can be shown to be previously known to AMFED, in the public domain, or later acquired by AMFED from other legitimate sources) and, upon request, all such documents, any copies thereof and extracts therefrom shall immediately thereafter be returned to Norwest.

  (h) Neither AMFED, nor any AMFED Subsidiary, nor any director, officer, representative or agent thereof, will, directly or indirectly, solicit, authorize the solicitation of or, except to the extent, based on the advice of counsel, legally advisable for the discharge of the fiduciary duties of the Board of Directors of AMFED, enter into any discussions with any corporation, partnership, person or other entity or group (other than Norwest) concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of such common stock, or any other equity security of AMFED or any AMFED Subsidiary, (ii) to make a tender or exchange offer for any shares of such common stock or other equity security, (iii) to purchase, lease or otherwise acquire the assets of AMFED or any AMFED Subsidiary except in the ordinary course of business, or (iv) to merge, consolidate or otherwise combine with AMFED or any AMFED Subsidiary. If any corporation, partnership, person or other entity or group makes an offer or inquiry to AMFED or any AMFED Subsidiary concerning any of the foregoing, AMFED or such AMFED Subsidiary will promptly disclose such offer or inquiry, including the terms thereof, to Norwest.

  (i) AMFED shall consult with Norwest as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

  (j) AMFED and each AMFED Subsidiary will take all action necessary or required (i) to terminate or amend, if requested by Norwest, all qualified pension and welfare benefit plans to facilitate the merger of such plans with Norwest plans without gaps in coverage for participants in the plans and without duplication of costs caused by the continuation of such plans after and to the extent coverage is available under Norwest plans and to terminate all non-qualified benefit plans and compensation arrangements as of the Effective Date of the Merger, (ii) to amend the Plans to comply with the provisions of the TRA and regulations thereunder and other applicable law, and (iii) to submit application to the Internal Revenue Service for a favorable determination letter for each of the Plans which is subject to the qualification requirements of Section 401(a) of the Code prior to the Effective Date of the Merger.

  (k) Neither AMFED nor any AMFED Subsidiary shall take any action which with respect to AMFED would disqualify the Merger as a "pooling of interests" for accounting purposes.

  (l) AMFED shall use its best efforts to obtain and deliver at least 32 days prior to the Effective Date of the Merger signed representations substantially in the form attached hereto as Exhibit B to Norwest by each executive officer, director or shareholder of AMFED who may reasonably be deemed an "affiliate" of AMFED within the meaning of such term as used in Rule 145 under the Securities Act.

  (m) At the request of Norwest, effective as of December 31, 1995, or such later date specified by Norwest, AMFED shall establish such additional accruals and reserves as may be necessary to conform AMFED's accounting and credit loss reserve practices and methods to those of Norwest and Norwest's plans with respect to the conduct of AMFED's business following the Merger and to provide for the costs and expenses relating to the consummation by AMFED of the Merger and the other transactions contemplated by this Agreement; provided that AMFED shall not be required to take such action if all regulatory approvals as contemplated by paragraph 7(e) hereof shall not have been obtained by the specified effective date of such action.

  (n) AMFED shall obtain, at its sole expense (except as may be otherwise agreed to by Norwest and AMFED), Phase I environmental assessments for each branch facility and each non-residential OREO property. Oral reports of such environmental assessments shall be delivered to Norwest as soon as practicable, provided AMFED uses its best efforts to provide such reports no later than four (4) weeks and written reports shall be delivered to Norwest as soon as practicable, provided AMFED uses its best efforts to provide such reports no later than eight (8) weeks from the date of this Agreement. AMFED shall also obtain, at its sole expense (except as may be otherwise agreed to by Norwest and AMFED), Phase II environmental assessments for properties identified by Norwest on the basis of the results of such Phase I environmental assessments. AMFED shall obtain a survey and assessment of all potential asbestos containing material in owned or leased properties (other than OREO property) and a written report of the results shall be delivered to Norwest as soon as practicable, provided AMFED uses its best efforts to obtain a report within four (4) weeks of execution of the definitive agreement.

  (o) AMFED shall deliver any existing title insurance policies and boundary surveys for each branch facility and, upon request by Norwest, AMFED shall obtain, at its sole expense (except as may be otherwise agreed to by Norwest and AMFED), commitments for title insurance and boundary surveys for each such facility which shall be delivered to Norwest as soon as practicable, provided AMFED uses its best efforts to provide such policies and surveys no later than four (4) weeks from the date of request by Norwest.

  (p) AMFED shall take all action necessary to terminate the AMFED 1992 Stock Option Incentive Plan (the "Option Plan") to provide for the acceleration of the vesting rights of the options ("Options") issued thereunder to permit such Options to be immediately exercisable as provided in the Option Plan and to provide for the cancellation of any unexercised Options prior to the Effective Time of the Merger and, if necessary, shall obtain the written consent or acknowledgment of the holders of such Options to such termination in exchange for (i) the acceleration of such Options in accordance with the terms of the Option Plan and (ii) the exchange of such Options for shares of Norwest Common Stock as set forth in paragraph 1(a)(v).

  (q) AMFED shall terminate as of September 30, 1995, effective as of no later than December 31, 1995, that certain Lease and Administrative Services Agreement dated January 1, 1995, between Investors Financial Services, Inc. and Americorp Financial, Inc. ("IFS Agreement") and that certain Agreement dated December 1, 1994 between Americorp Financial, Inc. and Laughlin Group Advisors, Inc. ("Laughlin Agreement").

  (r) Intentionally Omitted.

  (s) Subject to the terms and conditions herein provided, AMFED agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, the Merger Agreement and the Stock Option Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings under the BHC Act, the SLHC Act and HSR Act and with all applicable governmental entities).

  (t) AMFED shall use its best efforts to amend the management employment agreements listed on Schedule 4(t) ("Management Agreements") to provide:

    (i) that, subject to paragraph 4(t)(ii) hereof, with respect to any AMFED employee who is a party to a Management Agreement (a "Management Employee") and who enters the Norwest benefit plans described in paragraph 8 hereof, the benefit continuation obligation in paragraph 9(g) of the Management Agreements may be satisfied by comparable Norwest benefit plans (to the extent maintained or offered by Norwest):

    (ii) that for any Management Employee who does not enter the Norwest benefit plans described in paragraph 8 hereof (or for any Management Employee described in paragraph 4(t)(i) whose employment with Norwest terminates prior to the expiration of the benefit continuation period specified in paragraph 9(g) of the Management Agreement) (a) the benefit continuation provisions of paragraph 9(g) of the Management Agreements may be satisfied by a cash payment to such Management Employee in an amount which, on an after-tax basis, is sufficient to cover the cost of obtaining, on an individual basis, comparable medical, dental, disability, life insurance and other AMFED employee welfare benefits at then prevailing premiums or costs for such Management Employee over the benefit continuation period, (b) the obligation to provide continued coverage under the AMFED pension plan and AMFED employee stock ownership plan may be satisfied by a cash payment equal to the contributions the Management Employee would have received under such plans (assuming 1995 compensation levels) over the benefit continuation period and (c) in lieu of unreduced pension benefits in the event of commencement of benefit payments prior to normal retirement age as specified in paragraph 9(g)(iv) of the Management Agreements, a cash payment shall be made to the Management Employee in an amount which is the actuarial equivalent of such benefit;

    (iii) that the obligations of Norwest under paragraph 4(t)(ii) may be satisfied, at Norwest's option, by the provision of benefits under comparable Norwest benefit plans (including through the extension of COBRA coverage for the 18 month period specified by COBRA at Norwest's expense) and that the obligation of Norwest to make cash payments to any Management Employee shall be reduced pro rata for the value of any comparable Norwest benefits received by such Management Employee or contributions made to any comparable benefit plans for such Management Employee; and

    (iv) that, notwithstanding anything to the contrary in the Management Agreements, the payments and benefits to be provided to any Management Employee under paragraph 9(g) of the Management Agreements shall be paid or provided over the minimum period (or otherwise made available) in such manner as is necessary to cause such payments and benefits not to constitute "excess parachute payments" for purposes of (S)280G of the Code.

  5. COVENANTS OF NORWEST. Norwest covenants and agrees with AMFED as follows:

  (a) From the date hereof until the Effective Time of the Merger, Norwest will maintain its corporate existence in good standing; conduct, and cause the Norwest Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by all laws, governmental regulations, rules and ordinances, and judicial orders, judgments and decrees applicable to Norwest or the Norwest Subsidiaries, their businesses or their properties; maintain all books and records of it and the Norwest Subsidiaries, including all financial statements, in accordance with the accounting principles and practices consistent with those used for the Norwest Financial Statements, except for changes in such principles and practices required under generally accepted accounting principles.

  (b) Norwest will furnish to AMFED all the information concerning Norwest required for inclusion in a proxy statement or statements to be sent to the shareholders of AMFED, or in any statement or application made by AMFED to any governmental body in connection with the transactions contemplated by this Agreement.

  (c) As promptly as practicable after the execution of this Agreement, Norwest will file with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities Act and any other applicable documents, relating to the shares of Norwest Common Stock to be delivered to the shareholders of AMFED pursuant to the Merger Agreement, and will use its best efforts to cause the Registration Statement to become effective. Each of Norwest and AMFED will notify the other promptly as is practicable of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the S-4 or Prospectus/Proxy Statement or for additional information and will supply the other with copies of all correspondence with the SEC or its staff with respect to the S-4 or the Prospectus/Proxy Statement. Whenever any event occurs which should be set forth in an amendment or supplement to the S-4 or the Prospectus/Proxy Statement, Norwest or AMFED, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of AMFED, of such amendment or supplement. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the AMFED shareholders, at the time of the AMFED shareholders' meeting referred to in paragraph 4(c) hereof and at the Effective Time of the Merger the prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement filed by Norwest (hereinafter the "Prospectus"), will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by AMFED or any AMFED subsidiary for use in the Registration Statement or the Prospectus.

  (d) Norwest will file all documents required to be filed to list the Norwest Common Stock to be issued pursuant to the Merger Agreement on the New York Stock Exchange and the Chicago Stock Exchange and use its best efforts to effect said listings.

  (e) The shares of Norwest Common Stock to be issued by Norwest to the shareholders of AMFED pursuant to this Agreement and the Merger Agreement will, upon such issuance and delivery to said shareholders pursuant to the Merger Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Norwest Common Stock to be delivered to the shareholders of AMFED pursuant to the Merger Agreement are and will be free of any preemptive rights of the stockholders of Norwest.

  (f) Norwest will file all documents required to obtain, prior to the Effective Time of the Merger, all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

  (g) Norwest will take all necessary corporate and other action and file all documents required to obtain and will use its best efforts to obtain all approvals of regulatory authorities, consents and approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with AMFED to obtain all such approvals and consents required by AMFED.

  (h) Norwest will hold in confidence all documents and information concerning AMFED and AMFED's Subsidiaries furnished to it and its representatives in connection with the transactions contemplated by this

Agreement and will not release or disclose such information to any other person, except as required by law and except to its outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with AMFED (except to the extent that such information can be shown to be previously known to Norwest, in the public domain, or later acquired by Norwest from other legitimate sources) and, upon request, all such documents, copies thereof or extracts therefrom shall immediately thereafter be returned to AMFED.

  (i) Norwest will file any documents or agreements required to be filed in connection with the Merger under the Nevada Business Corporation Act.

  (j) Norwest will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

  (k) Norwest shall consult with AMFED as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

  (l) Norwest shall give AMFED prompt notice of receipt of the regulatory approvals referred to in paragraph 7(e) and shall provide AMFED with copies of any written comments by any regulatory authorities regarding the relating to the non-confidential portions of the regulatory applications filed in connection with the transactions contemplated hereby.

  (m) Neither Norwest nor any Norwest Subsidiary shall take any action which with respect to Norwest would disqualify the Merger as a "pooling of interests" for accounting purposes.

  (n) For a period not exceeding fifteen days prior to the mailing of the Proxy Statement referred to in paragraph 4(c) and prior to the Closing Date, Norwest will permit AMFED and its representatives to examine its books, records and properties and interview officers, employees and agents of Norwest at all reasonable times when it is open for business. No such examination by AMFED or its representatives shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Norwest herein expressed.

  (o) Subject to the terms and conditions herein provided, Norwest agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, the Merger Agreement and the Stock Option Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings under the BHC Act the SLHC Act and HSR Act and with all applicable governmental entities).

  (p) With respect to the indemnification of officers and directors and officers' and directors' insurance, Norwest agrees as follows:

    (i) For a period of six (6) years from the Effective Time of the Merger, Norwest shall ensure that all rights to indemnification and all limitations of liability existing in favor of any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time of the Merger, a director or officer of AMFED or any AMFED Subsidiary, (the "Indemnified Parties") in AMFED's Articles of Incorporation or By-laws or similar governing documents of any AMFED Subsidiary, as applicable in the particular case and as in effect on the date hereof, shall, with respect to claims arising from facts or events that occurred before the Effective Time of the Merger, survive the Merger and shall continue in full force and effect. Nothing contained in this paragraph 5(p)(i) shall be deemed to preclude the liquidation, consolidation or merger of AMFED or any AMFED Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue as contractual rights notwithstanding any such liquidation or consolidation of merger; provided, however, that in the event of liquidation or sale of substantially all of the assets of AMFED, Norwest shall guarantee, to the extent of the net asset value of AMFED or any AMFED Subsidiary as of the Effective Date of the Merger, the indemnification obligations of AMFED or any AMFED Subsidiary to the extent of the above mentioned indemnification obligations of AMFED and the AMFED Subsidiaries described above. Notwithstanding anything to the contrary contained in this paragraph 5(p)(i), nothing contained herein shall require Norwest to indemnify any person who was a director or officer of AMFED or any AMFED Subsidiary to a greater extent than AMFED or any AMFED Subsidiary is, as of the date of this Agreement, required to indemnify any such person; and

    (ii) any Indemnified Party wishing to claim indemnification under paragraph 5(p)(i), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Norwest thereof, but the failure to so notify shall not relieve Norwest of any liability it may have to such Indemnified Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time of the Merger), (A) Norwest shall have the right to assume the defense thereof and Norwest shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Norwest elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Norwest and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Norwest shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Norwest shall be obligated pursuant to this subparagraph (ii) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest and (B) the Indemnified Parties shall cooperate in the defense of any such matter.

    (iii) for a period of three years after the Effective Time of the Merger, Norwest shall use all reasonable efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by AMFED (provided that Norwest may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time of the Merger; provided, however, that in no event shall Norwest be obligated to expend, in order to maintain or provide insurance coverage pursuant to this paragraph 5(p)(iii), any amount in excess of 150% of the amount of the annual payments paid as of the date hereof by AMFED (the "Maximum Amount") and provided further that, prior to the Effective Time, AMFED shall notify the appropriate directors' and officers' liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Indemnified Party, or circumstances likely to give rise thereto, in accordance with terms and conditions of the applicable policies. If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Norwest shall use reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for a premium equal to the Maximum Amount:

    (iv) if Norwest or any of its successors or assigns (A) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Norwest shall assume the obligations set forth in this paragraph 5(p); and

    (v) the provisions of this paragraph 5(p) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

  6. CONDITIONS PRECEDENT TO OBLIGATION OF AMFED. The obligation of AMFED to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following further conditions, which may be waived in writing by AMFED:

  (a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 3 hereof shall be true and correct in all respects material to Norwest and its subsidiaries taken as a whole as if made at the Time of Filing.

  (b) Norwest shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it and Merger Co. at or before the Time of Filing.

  (c) AMFED shall have received a favorable certificate, dated as of the Effective Date of the Merger, signed by the Chairman, the President or any Executive Vice President or Senior Vice President and by the Secretary or Assistant Secretary of Norwest, as to the matters set forth in subparagraphs
(a) and (b) of this paragraph 6.

  (d) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of AMFED required for approval of a plan of merger in accordance with the provisions of AMFED's Articles of Incorporation and the Nevada Business Corporation Act.

  (e) Norwest shall have received approval by the Federal Reserve Board and the OTS and by such other governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired.

  (f) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

  (g) The shares of Norwest Common Stock to be delivered to the stockholders of AMFED pursuant to this Agreement and the Merger Agreement shall have been authorized for listing on the New York Stock Exchange and the Chicago Stock Exchange.

  (h) AMFED shall have received an opinion, dated the Closing Date, of counsel to AMFED, substantially to the effect that, for federal income tax purposes:
(i) the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code; (ii) no gain or loss will be recognized by the holders of AMFED Common Stock upon receipt of Norwest Common Stock except for cash received in lieu of fractional shares; (iii) the basis of the Norwest Common Stock received by the shareholders of AMFED will be the same as the basis of AMFED Common Stock exchanged therefor; and (iv) the holding period of the shares of Norwest Common Stock received by the shareholders of AMFED will include the holding period of the AMFED Common Stock, provided such shares of AMFED Common Stock were held as a capital asset as of the Effective Time of the Merger.

  (i) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened and be unresolved. Norwest shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

  (j) Prior to the mailing of the Proxy Statement referred to in paragraph 4(c), AMFED and the Board of Directors of AMFED shall have received an opinion of its financial advisor addressed to AMFED and the Board of Directors of AMFED, and for their exclusive benefit, for inclusion in said Proxy Statement and dated effective as of the date of mailing of such Proxy Statement, based on such matters as AMFED deems appropriate or necessary, to the effect that the consideration to be received by stockholders of AMFED pursuant to the Merger is fair from a financial point of view. AMFED shall promptly provide a copy of such opinion to Norwest upon receipt.

  7. CONDITIONS PRECEDENT TO OBLIGATION OF NORWEST. The obligation of Norwest to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following conditions, which may be waived in writing by
Norwest:

  (a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions or events occurring after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 2 hereof shall be true and correct in all respects material to AMFED and the AMFED Subsidiaries taken as a whole as if made at the Time of Filing.

  (b) AMFED shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Time of Filing.

  (c) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of AMFED required for approval of a plan of merger in accordance with the provisions of AMFED's Articles of Incorporation and the Nevada Business Corporation Act.

  (d) Norwest shall have received a favorable certificate dated as of the Effective Date of the Merger signed by the Chairman or President and by the Secretary or Assistant Secretary of AMFED, as to the matters set forth in subparagraphs (a) through (c) of this paragraph 7.

  (e) Norwest shall have received approval by all governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired. No approvals, licenses or consents granted by any regulatory authority shall contain any condition or requirement relating to AMFED or any AMFED Subsidiary that, in the good faith judgment of Norwest, is unreasonably burdensome to Norwest; provided, however, that standard conditions or requirements that are applicable to approvals of applications by a bank holding company to acquire a savings and loan holding company generally shall not be deemed unreasonably burdensome.

  (f) AMFED and each AMFED Subsidiary shall have obtained any and all material consents or waivers from other parties to loan agreements, leases or other contracts material to AMFED's or such subsidiary's business required for the consummation of the Merger, and AMFED and each AMFED Subsidiary shall have obtained any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

  (g) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

  (h) The Merger shall qualify as a "pooling of interests" for accounting purposes and Norwest shall have received from Deloitte & Touche LLP an opinion to the effect that the activities of AMFED would not preclude the Merger from being accounted for as a pooling of interests.

  (i) At any time since the date hereof the total number of shares of AMFED Common Stock outstanding and subject to issuance upon exercise (assuming for this purpose that phantom shares and other share-equivalents constitute AMFED Common Stock) of all warrants, options, conversion rights, phantom shares or other share-equivalents, other than any option held by Norwest, shall not have exceeded 6,327,054.

  (j) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened or be unresolved. Norwest shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

  (k) Intentionally omitted.

  (l) Intentionally omitted.

  (m) There shall be no reasonable basis for any proceeding, claim or action of any nature seeking to impose, or that could result in the imposition on AMFED or any AMFED Subsidiary of, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, which has had or could reasonably be expected to have a material adverse effect upon AMFED and its subsidiaries taken as a whole.

  (n) AMFED shall have terminated the Option Plan and all outstanding Options shall have been exercised or canceled as required in paragraph 4(p).

  (o) AMFED shall have terminated the IFS Agreement and the Laughlin Agreement as provided in paragraph 4(q).

  (p) The management employment agreements listed on Schedule 4(t) shall have been amended as required by paragraph 4(t).

  (q) AMFED shall have accrued or paid by no later than December 31, 1995, but in any event shall have, prior to the Closing Date, paid to employees of AMFED the amount of accrued but untaken carryover vacation to which AMFED's employees are entitled under AMFED's vacation policy.

  (r) AMFED shall have established the accruals and reserves described in paragraph 4(m) hereof.

  8. EMPLOYEE BENEFIT PLANS. Each person who is an employee of AMFED or any AMFED Subsidiary as of the Effective Date of the Merger ("AMFED Employees") shall be eligible for participation in the employee welfare and retirement plans of Norwest, as in effect from time to time, as follows:

  (a) Employee Welfare Benefit Plans. Each AMFED employee shall be eligible for participation in the employee welfare benefit plans of Norwest listed below subject to any eligibility requirements applicable to such plans (but not subject to any pre-existing conditions or exclusions except for the Norwest Long Term Care Plan) and shall enter each plan not later than the first day of the calendar quarter which begins at least 32 days after the Effective Date of the Merger, provided, however, that until the effective date of coverage for AMFED Employees under the Norwest employee welfare benefit plans listed below, the employee welfare benefit plans of AMFED, as in effect prior to the Effective Date of the Merger, shall be maintained for the benefit of AMFED Employees on the terms and conditions previously in effect, including with respect to employer contributions, to ensure that no gap in coverage occurs:

    Medical Plan
    Dental Plan
    Vision Plan
    Short Term Disability Plan
    Long Term Disability Plan
    Long Term Care Plan
    Flexible Benefits Plan
    Basic Group Life Insurance Plan
    Group Universal Life Insurance Plan
    Dependent Group Life Insurance Plan
    Business Travel Accident Insurance Plan
    Accidental Death and Dismemberment Plan
    Severance Pay Plan
    Vacation Program

For the purpose of determining each AMFED Employee's benefit for the year in which the Merger occurs under the Norwest vacation program, vacation taken by an AMFED Employee in the year in which the Merger occurs will be deducted from the total Norwest benefit. After the Effective Date of the Merger, AMFED Employees will be subject to Norwest's Vacation Program in accordance with the terms of that Program, with full credit for years of past service to AMFED and the AMFED Subsidiaries. For purposes of the Short Term Disability Plan and Severance Policy, AMFED Employees will receive full credit for years of past service with AMFED and the AMFED Subsidiaries. Each AMFED Employee whose employment is terminated on or after the Effective Date of the Merger shall be eligible to receive benefits under the Norwest Severance Pay Plan on the terms and conditions stated therein with full credit for years of past service with AMFED and the AMFED Subsidiaries.

  AMFED Employees shall not be entitled to past service credit with regard to retiree medical benefits.

  (b) Employee Retirement Benefit Plans.

  Each AMFED Employee shall be eligible for participation in the Norwest Savings-Investment Plan (the "SIP"), subject to any eligibility requirements applicable to the SIP (with full credit for years of past service to AMFED and the AMFED Subsidiaries to the extent such service was credited in the AMFED ESOP for the purpose of satisfying any eligibility and vesting periods applicable to SIP), and shall enter the SIP not later than the first day of the calendar quarter which begins at least 32 days after the Effective Date of the Merger.

  Each AMFED Employee shall be eligible for participation in the Norwest Pension Plan under the terms thereof with full credit for years of past service to AMFED and the AMFED Subsidiaries to the extent such service was credited in the AMFED Pension Plan for the purpose of satisfying any eligibility and vesting periods applicable to the Norwest Pension Plan (but not for benefit purposes).

  9. TERMINATION OF AGREEMENT.

  (a) This Agreement may be terminated at any time prior to the Time of
Filing:

    (i) by mutual written consent of the parties hereto; or

    (ii) by either of the parties hereto upon written notice to the other party if the Merger shall not have been consummated by June 30, 1996 unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party; or

    (iii) by AMFED or Norwest upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

    (iv) by AMFED, within five business days after the end of the "Termination Measurement Period" (defined below), if both of the following conditions are satisfied:

      (A) the Termination Measurement Price multiplied by the applicable A Exchange Ratio, B Exchange Ratio, C Exchange Ratio or D Exchange Ratio is less than $31.00; and

      (B) Norwest, in its sole discretion, does not elect, by written notice delivered to AMFED within five business days after the end of the Termination Measurement Period, to adjust the number of shares of Norwest Common Stock to be received in exchange for each share of AMFED Common Stock to the E Exchange Ratio; or

    (v) by Norwest, if the Board of Directors of AMFED does not publicly recommend in the Proxy Statement that the holders of the AMFED Common Stock approve and adopt this Agreement, or if after recommending in the Proxy Statement that stockholders approve and adopt this Agreement, the Board of Directors of AMFED shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Norwest.

    (vi) For purposes of the foregoing, the "Termination Measurement Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the Termination Measurement Period, which is defined as the period of ten trading days ending on the day occurring five business days immediately preceding the Closing Date.

  (b) Termination of this Agreement under this paragraph 9 shall not release, or be construed as so releasing, either party hereto from any liability or damage to the other party hereto arising out of the breaching party's willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, and the obligations under paragraphs 4(g), 5(h) and 10 shall survive such termination.

  10. EXPENSES. Except as otherwise provided, all expenses in connection with this Agreement and the transactions contemplated hereby, including without limitation legal and accounting fees, incurred by AMFED and AMFED Subsidiaries shall be borne by AMFED, and all such expenses incurred by Norwest shall be borne by Norwest.

  11. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

  12. THIRD PARTY BENEFICIARIES. Each party hereto intends that, except as otherwise provided or contemplated herein, this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

  13. NOTICES. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be delivered in person or shall be mailed by first class registered or certified mail, postage prepaid, addressed as follows:

    If to Norwest:

      Norwest Corporation
      Sixth and Marquette
      Minneapolis, Minnesota 55479-1026
      Attention: Secretary

    If to AMFED:

      Breyer & Aguggia
      601 13th Street N.W.
      Suite 1120 South
      Washington, D.C. 20005
      Attention: John F. Breyer, Jr.

or to such other address with respect to a party as such party shall notify the other in writing as above provided.

  14. COMPLETE AGREEMENT. This Agreement and the Merger Agreement contain the complete agreement between the parties hereto with respect to the Merger and other transactions contemplated hereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

  15. CAPTIONS. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

  16. WAIVER AND OTHER ACTION. Either party hereto may, by a signed writing, give any consent, take any action pursuant to paragraph 9 hereof or otherwise, or waive any inaccuracies in the representations and warranties by the other party and compliance by the other party with any of the covenants and conditions herein.

  17. AMENDMENT. At any time before the Time of Filing, the parties hereto, by action taken by their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors, may amend this Agreement; provided, however, that no amendment after approval by the shareholders of AMFED shall be made which changes in a manner adverse to such shareholders the consideration to be provided to said shareholders pursuant to this Agreement and the Merger Agreement.

  18. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota.

  19. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. No representation or warranty contained in the Agreement or the Merger Agreement shall survive the Merger or except as set forth in paragraph 9(b), the termination of this Agreement. Paragraph 10 shall survive the Merger. This paragraph shall not apply to covenants and agreements which by their terms are intended to be performed after the Effective Time of the Merger.

  20. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

  In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

Norwest Corporation                       AMFED Financial, Inc.

  /s/ Les Biller                              /s/ E. R. Houston
By: _________________________________     By: _________________________________
  Executive Vice President                    Chief Executive Officer
Its: ________________________________     Its: ________________________________

                                                                      EXHIBIT A

                         AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                             AMFED FINANCIAL, INC.
                             A NEVADA CORPORATION
                          (THE SURVIVING CORPORATION)
                                      AND
                                 AF MERGER CO.
                             A NEVADA CORPORATION
                           (THE MERGED CORPORATION)

  This Agreement and Plan of Merger dated as of           , 19  , between
AMFED FINANCIAL, INC., a Nevada corporation (hereinafter sometimes called "AMFED" and sometimes called the "surviving corporation") and AF MERGER CO., a Nevada corporation ("Merger Co.") (said corporations being hereinafter sometimes referred to as the "constituent corporations"),

  Whereas, Merger Co., a wholly-owned subsidiary of Norwest Corporation, was incorporated by Articles of Incorporation filed in the office of the Secretary
of State of the State of Nevada on        , 19  , and said corporation is now
a corporation subject to and governed by the provisions of the Nevada Business Corporation Act . Merger Co. has authorized capital stock of 1,000 shares of common stock having a par value of $1.00 per share ("Merger Co. Common Stock"), of which 1,000 shares were outstanding as of the date hereof; and

  Whereas, AMFED was incorporated by Articles of Incorporation filed in the office of the Secretary of State of the State of Nevada on October 8, 1992 and said corporation is now a corporation subject to and governed by the provisions of the Nevada Business Corporation Act. AMFED has authorized capital stock of 66,000,000 consisting of an authorized 60,000,000 shares of Common Stock, $.01 par value ("AMFED Common Stock"), of which 5,888,430 shares
were outstanding and     shares were held in the treasury as of            ,
and 6,000,000 shares of Preferred Stock, no par value per share of which no shares were outstanding and no shares were held in the treasury as of
             ; and

  Whereas, Norwest Corporation and AMFED are parties to an Agreement and Plan of Reorganization dated as of July , 1995 (the "Reorganization Agreement"), setting forth certain representations, warranties and covenants in connection with the merger provided for herein; and

  Whereas, the directors, or a majority of them, of each of the constituent corporations respectively deem it advisable for the welfare and advantage of said corporations and for the best interests of the respective shareholders of said corporations that said corporations merge and that Merger Co. be merged with and into AMFED, with AMFED continuing as the surviving corporation, on the terms and conditions hereinafter set forth in accordance with the provisions of the Nevada Business Corporation Act, which statute permits such merger; and

  Whereas, it is the intent of the parties to effect a merger which qualifies as a tax-free reorganization pursuant to Sections 368(a)(1)(A) of the Internal Revenue Code, as amended, by virtue of the provisions of Section 368(a)(2)(E) of the Code and that as a condition to the obligations of the parties hereunder that the Merger be treated as a "pooling" for accounting purposes;

  Now, Therefore, the parties hereto, subject to the approval of the shareholders of Merger Co., in consideration of the premises and of the mutual covenants and agreements contained herein and of the benefits to accrue to the parties hereto, have agreed and do hereby agree that Merger Co. shall be merged with and into AMFED pursuant to the laws of the State of Delaware, and do hereby agree upon, prescribe and set forth the terms and conditions of the merger of Merger Co. with and into AMFED, the mode of carrying said merger into effect, the manner and basis of converting the shares of AMFED Common Stock and Preferred Stock and unexercised options of AMFED convertible into AMFED Common Stock ("Options") into shares of common stock of Norwest of the par value of $1 2/3 per share ("Norwest Common Stock"), and such other provisions with respect to said merger as are deemed necessary or desirable, as follows:

  First: At the time of merger Merger Co. shall be merged with and into AMFED, one of the constituent corporations, which shall be the surviving corporation, and the separate existence of Merger Co. shall cease and the name of the surviving corporation shall be AMFED Financial, Inc.

  Second: The Articles of Incorporation of AMFED at the time of merger shall be amended as set forth below and, as so amended, shall be the Articles of Incorporation of the surviving corporation until further amended according to law:

               [Amend to change name, number of directors, etc.]

  Third: The By-Laws of AMFED at the time of merger shall be and remain the By-Laws of the surviving corporation until amended according to the provisions of the Articles of Incorporation of the surviving corporation or of said By-Laws.

  Fourth: The following persons at the time of merger shall be and remain the directors of the surviving corporation and shall hold office from the time of merger until their respective successors are elected and qualify:

                                 [List Names]

  Fifth: The following persons at the time of merger shall be and remain the officers of the surviving corporation and shall hold office from the time of merger until their respective successors are elected or appointed and qualify:

                                 [List Names]

  Sixth: The manner and basis of converting the shares of AMFED Common Stock and Options into cash or shares of Norwest Common Stock shall be as follows:

    1. (a) If the Norwest Measurement Price (as defined below) is equal to or greater than $27.50, but less than or equal to $28.375, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the merger and without any action on the part of the holder thereof, be converted into and exchanged for 1.1273 fully paid and nonassessable shares of Norwest Common Stock ("A Exchange Ratio");

    (b) If the Norwest Measurement Price is greater than $28.375, but less than or equal to $30.00, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for a number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing 32.00 by the Norwest Measurement Price ("B Exchange Ratio");

    (c) If the Norwest Measurement Price is greater than $30.00, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the merger and without any action on part of the holder thereof, be converted into and exchanged for a number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing (A) the sum of 32 + .5D by (B) the Norwest Measurement Price, where D equals the amount of increase of the Norwest Measurement Price in excess of $30.00 ("C Exchange Ratio");

    (d) If the Norwest Measurement Price is less than $27.50, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for 1.1273 fully paid and nonassessable shares of Norwest Common Stock) ("D Exchange Ratio");

    (e) In the event that Norwest, in its sole discretion, makes the election pursuant to paragraph 9(a)(iv) of the Reorganization Agreement, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for a number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing 31.00 by the "Termination Measurement Price" (as defined in paragraph 9(a)(iv) of the Reorganization Agreement) (the "E Exchange Ratio");

    (f) The shares of AMFED Common Stock subject to each unexercised Option (as defined in paragraph 4(p) of the Reorganization Agreement) (the "Option Shares") shall be deemed canceled and as consideration therefor, shall be converted into and exchanged for that number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing (A) the excess of (1) the number of Option Shares multiplied by the Termination Measurement Price multiplied by either the A Exchange Ratio the B Exchange Ratio, the C Exchange Ratio, the D Exchange Ratio or, in the event Norwest, in its sole discretion, makes the election pursuant to paragraph (a)(iv) of the Reorganization Agreement, the E Exchange Ratio, as applicable over (2) the aggregate exercise price of the Option Shares by (B) the Termination Measurement Price;

    (g) Each share of Merger Co. common stock shall be converted into and exchanged by virtue of the Merger into shares of the surviving corporation and shares of AMFED Common Stock held in treasury shall be cancelled; and

    (h) The "Norwest Measurement Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately preceding the date on which the Board of Governors of the Federal Reserve System approves the transactions contemplated by the Reorganization Agreement.

    2. As soon as practicable after the merger becomes effective, each holder of a certificate for shares of AMFED Common Stock outstanding immediately prior to the time of merger and of Options unexercised prior to the time of merger, the holder of which shall have entered into the Agreement referred to in 1(c) above, shall be entitled, upon surrender of such certificate or instrument representing Options for cancellation to the surviving corporation or to Norwest Bank Minnesota, National Association, as the designated agent of the surviving corporation (the "Agent"), to receive a new certificate for the number of whole shares of Norwest Common Stock to which such holder shall be entitled on the basis set forth in paragraph 1 above. Until so surrendered each certificate which, immediately prior to the time of merger, represented shares of AMFED Common Stock or instrument representing an Option shall not be transferable on the books of the surviving corporation but shall be deemed to evidence the right to receive (except for the payment of dividends as provided below) ownership of the number of whole shares of Norwest Common Stock into which such shares of AMFED Common Stock or Options have been converted on the basis above set forth; provided, however, until the holder of such certificate for AMFED Common Stock or instrument representing Options shall have surrendered the same for exchange as above set forth, no dividend payable to holders of record of Norwest Common Stock as of any date subsequent to the effective date of merger shall be paid to such holder with respect to the Norwest Common Stock, if any, represented by such certificate, but, upon surrender and exchange thereof as herein provided, there shall be paid by the surviving corporation or the Agent to the record holder of such certificate for Norwest Common Stock issued in exchange therefor an amount with respect to such shares of Norwest Common Stock equal to all dividends that shall have been paid or become payable to holders of record of Norwest Common Stock between the effective date of merger and the date of such exchange.

    3. If between the date of the Reorganization Agreement and the time of merger, shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a "Common Stock Adjustment"), then
  (i) the number of shares of Norwest Common Stock, if any, into which a share of AMFED Common Stock or an Option shall be converted on the basis above set forth, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of AMFED Common Stock or Options shall be converted will equal the number of shares of Norwest Common Stock which the holders of a share of AMFED Common Stock or Options would have received pursuant to such Common Stock Adjustment had the record date therefor been immediately following the time of merger and (ii) if a Norwest Common Stock Adjustment occurs between the date of the Reorganization Agreement and any date that the closing price of a share of Norwest Common Stock is used for purposes of the Reorganization Agreement or this Agreement, the closing price of a share of Norwest Common Stock for such purposes shall be the sum of the closing prices on the date of each such determination of the number of shares of Norwest Common Stock and/or other securities, if any, (in each case as reported on the consolidated tape of the New York Stock Exchange on such date) issued with respect to one share of Norwest Common Stock as a result of the Norwest Common Stock Adjustment.

    4. No fractional shares of Norwest Common Stock and no certificates or scrip certificates therefor shall be issued to represent any such fractional interest, and any holder of a fractional interest shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the Termination Measurement Price.

    5. Each share of Merger Co. Common Stock issued and outstanding at the time of merger shall be converted into and exchanged for shares of the surviving corporation after the time of merger.

    6. At the Effective Date the stock transfer agent books of AMFED shall be closed and no transfer of shares of AMFED Common Stock or Options shall be made thereafter. In the event that after the Effective Date, certificates or Options are presented to AMFED they shall be canceled and exchanged for Norwest Common Stock.

  Seventh: The merger provided for by this Agreement shall be effective as follows:

  1. The effective date of merger shall be the date on which Articles of Merger (as described in subparagraph 1(b) of this Article Seventh) shall be delivered to and filed by the Secretary of State of the State of Nevada; provided, however, that all of the following actions shall have been taken in the following order:

    a. This Agreement shall be approved and adopted on behalf of Merger Co. and AMFED in accordance with the Nevada Business Corporation Act; and

    b. Articles of merger (with this Agreement attached as part thereof) with respect to the merger, setting forth the information required by the Nevada Business Corporation Act, shall be executed by the President or a Vice President of Merger Co. and by the Secretary or an Assistant Secretary of Merger Co., and by the President or a Vice President of AMFED and by the Secretary or an Assistant Secretary of AMFED, and shall be filed in the office of the Secretary of State of the State of Nevada in accordance with the Nevada Business Corporation Act.

  2. The merger shall become effective as of 11:59 p.m., Minneapolis, Minnesota time (the "time of merger") on the effective date of merger.

  Eighth: At the time of merger:

  1. The separate existence of Merger Co. shall cease, and the corporate existence and identity of AMFED shall continue as the surviving corporation.

  2. The merger shall have the other effects prescribed by Section         of
the Nevada Business Corporation Act.

  Ninth: The following provisions shall apply with respect to the merger provided for by this Agreement:

  1. The surviving corporation shall (i) file with the Secretary of State of the State of Nevada an agreement that it may be served with process within or without the State of Nevada in the courts of the State of Nevada in any proceeding for the enforcement of any obligation of Merger Co. and in any proceeding for the enforcement of the rights of a dissenting shareholder of Merger Co. against AMFED, and (ii) file with said Secretary of State an agreement that it will promptly pay to the dissenting shareholders of Merger Co. the amount, if any, to which such dissenting shareholders will be entitled under the provisions of the Nevada Business Corporation Act with respect to the rights of dissenting shareholders.

  2. The registered office of the surviving corporation in the State of Nevada
shall be                , and the name of the registered agent of AMFED at
such address is The Corporation Trust Company.

  3. If at any time the surviving corporation shall consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect or confirm in the surviving corporation the title to any property or rights of Merger Co. acquired or to be acquired as a result of the merger provided for herein, the proper officers and directors of AMFED and Merger Co. may execute and deliver such deeds, assignments and assurances in law and take such other action as may be necessary or proper to vest, perfect or confirm title to such property or right in the surviving corporation and otherwise carry out the purposes of this Agreement.

  4. For the convenience of the parties and to facilitate the filing of this Agreement, any number of counterparts hereof may be executed and each such counterpart shall be deemed to be an original instrument.

  5. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Nevada.

  6. This Agreement cannot be altered or amended except pursuant to an instrument in writing signed by both of the parties hereto.

  7. At any time prior to the filing of Articles of Merger with the Secretary of State of the State of Nevada, subject to the provisions of the Reorganization Agreement this Agreement may be terminated upon approval by the Boards of Directors of either of the constituent corporations notwithstanding the approval of the shareholders of either constituent corporation.

  IN WITNESS WHEREOF, the parties hereto have cause this Agreement and Plan of Merger to be signed in their respective corporate names by the undersigned officers and their respective corporate seals to be affixed hereto, pursuant to authority duly given by their respective Boards of Directors, all as of the day and year first above written.

                                          AMFED Financial, Inc.

                                          By: _________________________________
                                          Its: ________________________________

          (Corporate Seal)

Attest:

_____________________________________
              Secretary

                                          AF Merger Co.

                                          By: _________________________________
                                          Its: ________________________________

          (Corporate Seal)

Attest:

_____________________________________
              Secretary

                                                                      EXHIBIT B

Norwest Corporation
Norwest Center
Sixth and Marquette
Minneapolis, MN 55479-1026

Attn: Secretary

Gentlemen:

  I have been advised that I might be considered to be an "affiliate," as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") of AMFED Financial, Inc., a Nevada corporation ("AMFED").

  Pursuant to an Agreement and Plan of Reorganization, dated as of         ,
1995, (the "Reorganization Agreement"), between AMFED and Norwest Corporation, a Delaware corporation ("Norwest") it is contemplated that a wholly-owned subsidiary of Norwest will merge with and into AMFED (the "Merger") and as a result, I will receive in exchange for each share of Common Stock, par value $.01 per share, of AMFED ("AMFED Common Stock") owned by me immediately prior to the Effective Time of the Merger (as defined in the Reorganization Agreement), a number of shares of Common Stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock"), as more specifically set forth in the Reorganization Agreement.

  I hereby agree as follows:

  I will not offer to sell, transfer or otherwise dispose of any of the shares of AMFED Common Stock or Norwest Common Stock held by me during the 30 days prior to the Effective Time of the Merger.

  I will not offer to sell, transfer or otherwise dispose of any of the shares of Norwest Common Stock issued to me pursuant to the Merger (the "Stock") except (a) in compliance with the applicable provisions of Rule 145, (b) in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or (c) in an offering registered under the Securities Act.

  I will not sell, transfer or otherwise dispose of the Stock or in any way reduce my risk relative to any shares of the Stock issued to me pursuant to the Merger until such time as financial results covering at least 30 days of post-Merger combined operations of AMFED and Norwest have been published.

  I consent to the endorsement of the Stock issued to me pursuant to the Merger with a restrictive legend which will read substantially as follows:

    "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the "Act"), applies, and may be sold or otherwise transferred only in compliance with the limitations of such Rule 145, or upon receipt by Norwest Corporation of an opinion of counsel reasonably satisfactory to it that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act."

  Norwest's transfer agent shall be given an appropriate stop transfer order and shall not be required to register any attempted transfer of the shares of the Stock, unless the transfer has been effected in compliance with the terms of this letter agreement.

  It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the restrictive legend set forth above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer restrictions shall be lifted forthwith, if (a)
(i) any such shares of Stock shall
have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time an affiliate of Norwest and have been the beneficial owner of the Stock for at least two years (or such other period as may be prescribed thereunder) and Norwest has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of Norwest and have been the beneficial owner of the Stock for at least three years (or such other period as may be prescribed by the Securities Act, and the rules and regulations promulgated thereunder), or (v) Norwest shall have received an opinion of counsel acceptable to Norwest to the effect that the stock transfer restrictions and the legend are not required, and (b) financial results covering at least 30 days of post-Merger combined operations have been published.

  I have carefully read this letter agreement and the Reorganization Agreement and have discussed their requirements and other applicable limitations upon my ability to offer to sell, transfer or otherwise dispose of shares of the Stock, to the extent I felt necessary, with my counsel or counsel for AMFED.

                                          Sincerely,

                                          _____________________________________

                                   APPENDIX B

                             STOCK OPTION AGREEMENT

                            STOCK OPTION AGREEMENT

  Stock Option Agreement, dated as of the 22nd day of July, 1995 (this "Agreement"), between Norwest Corporation, a Delaware corporation ("Grantee"), and AMFED Financial, Inc., a Nevada corporation ("Issuer").

                                  Witnesseth:

  Whereas, Grantee and Issuer are entering into an Agreement and Plan of Reorganization, dated as of the 21st day of July, 1995 (the "Plan"), which is being executed by the parties hereto simultaneously with the execution of this Agreement;

  Whereas, as a condition and inducement to Grantee's entering into the Plan and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined below); and

  Whereas, capitalized terms used herein shall have the same meanings given them in the Plan;

  Now, Therefore, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Plan, the parties hereto agree as follows:

  Section 1. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 1,171,798 fully paid and nonassessable shares of Issuer's Common Stock, $.01 par value ("Common Stock"), at a price per share equal to $26.00 per share (the "Initial Price"); provided, however, that in the event Issuer issues or agrees to issue (other than pursuant to options to issue Common Stock in effect as of the date hereof) any shares of Common Stock at a price less than the Initial Price (as adjusted pursuant to Section 5(b)), such price shall be equal to such lesser price (such price, as adjusted as hereinafter provided, the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

  Section 2. (a) Grantee may exercise the Option, in whole or part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the time immediately prior to the Effective Time, (ii) 9 months after the first occurrence of a Purchase Event, (iii) 15 months after termination of the Plan following the occurrence of a Preliminary Purchase Event (as defined below), (iv) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Plan by Grantee pursuant to paragraph 9 (a) (ii) due to the failure of Issuer to perform or observe in all material respects the covenants and agreements to be performed or observed by Issuer or pursuant to paragraph 9(a)(v) thereof, or (v) 15 months after the termination of the Plan by Grantee pursuant to paragraph 9(a) (ii) due to the failure of Issuer to perform or observe in all material respects the covenants and agreements to be performed or observed by Issuer or pursuant to paragraph 9(a)(v) thereof. The events described in clauses (i)-(v) in the preceding sentence are hereinafter collectively referred to as an "Exercise Termination Event."

  (b) The term "Preliminary Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

    (i) Issuer or any of its subsidiaries (each an "Issuer Subsidiary") without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3 (a) (9) and 13 (d) (3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Securities Exchange Act")) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or any Grantee Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any of Issuer's subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Issuer or any subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Issuer and/or Issuer Subsidiaries; or

    (ii) Any person (other than Grantee or any Grantee Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act, and the rules and regulations thereunder); or

    (iii) Any person other than Grantee or any Grantee Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively); or

    (iv) After a proposal is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Plan and such breach would entitle Grantee to terminate the Plan or the Board of Directors of Issuer does not recommend that the stockholders of Issuer approve the Plan or the holders of Issuer Common Stock shall not have approved the Plan at the meeting of such stockholders held for the purpose of voting on the Plan, such meeting shall not have been held or shall have been cancelled prior to termination of the Plan or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Plan; or

    (v) If the Board of Directors of Issuer does not publicly recommend in the Proxy Statement that the holders of the Issuer Common Stock approve and adopt the Plan, or shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Grantee; or

    (vi) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS") or other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority") for approval to engage in an Acquisition Transaction; or

  (c) The term "Purchase Event" shall mean either of the following events or transactions occurring after the date hereof:

    (i) The acquisition by any person other than Grantee or any Grantee Subsidiary of beneficial ownership of 20% or more of the then outstanding Common Stock; or

    (ii) The occurrence of a Preliminary Purchase Event described in Section 2(b)(i) except that the percentage referred to in clause (z) shall be 20%.

  (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Purchase Event; provided, however, that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

  (e) In the event that Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying
(i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) a period of time (that shall not be less than three business days nor more than thirty business days) running from the Notice Date (the "Closing Date") and a place at which the closing of such purchase shall take place; provided, that, if prior notification to or approval of the Federal Reserve Board, the OTS or any other governmental authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), (a) Grantee shall promptly file the required notice or application for approval ("Notice/Application"), (b) Grantee shall expeditiously process the Notice/Application and (c) for the purpose of determining the Closing Date pursuant to clause (ii) of this sentence, the period of time that otherwise would run from the Notice Date shall instead run from the later of (x) in connection with any Notification, the date on which any required notification periods have expired or been terminated and (y) in connection with any Approval, the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. For purposes of Section 2(a), any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. On or prior to the Closing Date, Grantee shall have the right to revoke its exercise of the Option in the event that the transaction constituting a Purchase Event that gives rise to such right to exercise shall not have been consummated.

  (f) At the closing referred to in Section 2(d), Grantee shall pay to Issuer the aggregate purchase price for the shares of Common Stock specified in the Option Notice in immediately available funds by wire transfer to a bank account designated by Issuer; provided, however, that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

  (g) At such closing, simultaneously with the delivery of immediately available funds as provided in Section 2(e), Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock specified in the Option Notice and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares of Common Stock purchasable hereunder.

  (h) Certificates for Common Stock delivered at a closing hereunder shall be endorsed with a restrictive legend substantially as follows:

    The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended, and to certain provisions of an agreement between Norwest Corporation and
  AMFED Financial, Inc. ("Issuer") dated as of the       day of July, 1995. A
  copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.

  It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and
(iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

  (i) Upon the giving by Grantee to Issuer of an Option Notice and the tender of the applicable purchase price in immediately available funds on the Closing Date, Grantee shall be deemed to be the holder of record of the number of shares of Common Stock specified in the Option Notice, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then actually be delivered to Grantee. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of Grantee.

  Section 3. Issuer agrees: (i) that it shall at all times until the termination of this Agreement have reserved for issuance upon the exercise of the Option that number of authorized and reserved shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, all of which shares will, upon issuance pursuant hereto, be duly authorized, validly issued, fully paid, nonassessable, and delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights; (ii) that it will not, by amendment of its certificate of incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. (S) 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended ("BHC Act"), the Savings and Loan Holding Company Act, as amended (the "SLHC Act") or any other federal or state banking law, prior approval of or notice to the Federal Reserve Board or OTS or to any other Governmental Authority is necessary before the Option may be exercised, cooperating with Grantee in preparing such applications or notices and providing such information to each such Governmental Authority as it may require) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) to take all action provided herein to protect the rights of Grantee against dilution.

  Section 4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any agreements and related options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

  Section 5. The number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

    (a) In the event of any change in the Common Stock (other than pursuant to the Option) by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, exercise of options or warrants (other than the Option), or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise to become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that after such change, the Option equals 19.9% of the number of shares of Common Stock then issued and outstanding.

    (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

  Section 6. (a) Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee made within three years of a Purchase Event (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the Securities Act covering any shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become effective, and to remain current and effective for a period not in excess of 180 days from the day such registration statement first becomes effective, in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by Grantee; provided, however, that Issuer may postpone filing a registration statement relating to a registration request by Grantee under this Section 6 for a period of time (not in excess of 60 days) if in its judgment such filing would require the disclosure of material information that Issuer has a bona fide business purpose for preserving as confidential. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in the process of registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offering or inclusion of the Option Shares would interfere materially with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of Grantee shall constitute at least 33 1/3% of the total number of shares of Grantee and Issuer covered in such registration statement; provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this
Section 6(a) shall be permitted or occur and the Grantee shall thereafter be entitled to one additional registration statement. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. In connection with any such registration, Issuer and Grantee shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registration. If requested by Grantee in connection with such registration, Issuer and Grantee shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Notwithstanding the foregoing, if Grantee revokes any exercise notice or fails to exercise any Option with respect to any exercise notice pursuant to Section 2(e), Issuer shall not be obligated to continue any registration process with respect to the sale of Option Shares issuable upon the exercise of such Option and Grantee shall not be deemed to have demanded registration of Option Shares.

  (b) In the event that Grantee requests Issuer to file a registration statement following the failure to obtain any approval required to exercise the Option as described in Section 9, the closing of the sale or other disposition of the Common Stock or other securities pursuant to such registration statement shall occur substantially simultaneously with the exercise of the Option.

  Section 7. (a) Upon the occurrence of a "Repurchase Event" (as defined in
Section 7(e) below) that occurs prior to an Exercise Termination Event, (i) at the request (the date of such request being the "Option Repurchase Request Date") of Grantee, Issuer shall repurchase the Option from Grantee at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, plus (C) the amount of the documented expenses incurred by Grantee in connection with the Plan and the transactions contemplated thereby, including reasonable accounting and legal fees (not to exceed $200,000) and (ii) at the request (the date of such request being the "Option Share Repurchase Request Date") of the owner of Option Shares from time to time (the "Owner"), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof and on or prior to the Option Repurchase Request Date or the Option Share Repurchase Request Date, as the case may be,
(ii) the price per share of Common Stock paid or to be paid by any third party pursuant to an agreement with Issuer (whether by way of a merger, consolidation or otherwise), (iii) the highest last sale price for shares of Common Stock within the 180-day period ending on the Option Repurchase Request Date or the Option Share Repurchase Request Date, as the case may be, which is reported by The Wall Street Journal or, if not reported thereby, another authoritative source, (iv) in the event of a sale of all or substantially all of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized independent investment banking firm selected by Grantee or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be the value determined by a nationally recognized independent investment banking firm selected by Grantee or the Owner, as the case may be, whose determination shall be conclusive and binding on all parties.

  (b) Grantee or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that Grantee or the Owner, as the case may be, elects to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price to the Owner the Option Share Repurchase Price or the portion thereof that Issuer is not then prohibited from so delivering under applicable law and regulation or as a consequence of administrative policy.

  (c) Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section
7. Nonetheless, to the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing any Option and/or any Option Shares in full, Issuer shall promptly so notify Grantee and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to Grantee and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to Grantee and/or the Owner, as appropriate, the Option Repurchase Price or the Option Share Repurchase Price, respectively, in full, Grantee or the Owner, as appropriate, may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly (i) deliver to Grantee and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation and (ii) deliver, as appropriate, either (A) to Grantee, a new Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common Stock purchasable immediately prior to the delivery of the notice of repurchase less than the number of shares of Common Stock covered by the portion of the Option repurchased or (B) to the Owner, a certificate for the number of Option Shares covered by the revocation.

  (d) Issuer shall not enter into any agreement with any party (other than Grantee or a Grantee Subsidiary) for an Acquisition Transaction unless the other party thereto assumes all the obligations of Issuer pursuant to this
Section 7 in the event that Grantee or the Owner elects, in its sole discretion, to require such other party to perform such obligations.

  (e) The term "Repurchase Event" shall mean (i) any person (other than Grantee or a Grantee Subsidiary) shall have acquired "Beneficial Ownership," as that term has the meaning set forth in Section 13(d) of the Securities Exchange Act, of 20% or more of the then outstanding shares of Common Stock of Issuer, or (ii) the consummation of an Acquisition Transaction.

  Section 8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate or merge with any person, other than Grantee or a Grantee Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of

Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its or AFS's or any other material Issuer Subsidiary's assets to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below) or (y) any person that controls the Acquiring Corporation (the Acquiring Corporation and any such controlling person being hereinafter referred to as the "Substitute Option Issuer").

  (b) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as is hereinafter defined) as is equal to the market/offer price (as defined in Section 7) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as is hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

  (c) The Substitute Option shall otherwise have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee, provided further that the terms of the Substitute Option shall include (by way of example and not limitation) provisions for the repurchase of the Substitute Option and Substitute Common Stock by the Substitute Option Issuer on the same terms and conditions as provided in Section 7.

  (d) The following terms have the meanings indicated:

    (i) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or any substantial part of the Issuer's assets (or the assets of any Issuer subsidiary);

    (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option; and

    (iii) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls or is controlled by such merging person, as Grantee may elect.

  (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding immediately prior to the issuance of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (e), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause
(e) over (ii) the value of the Substitute Option after giving effect to the limitation in the clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee and the Substitute Option Issuer.

  Section 9. Notwithstanding Sections 2, 6 and 7, if Grantee has given the notice referred to in one or more of such Sections, the exercise of the rights specified in any such Section shall be extended (a) if the exercise of such rights requires obtaining regulatory approvals (including any required waiting periods) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and (b) to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act by reason of such exercise; provided that in no event shall any closing date occur more than 18 months after the related Notice Date, and, if the closing date shall not have occurred within such period due to the failure to obtain any required approval by the Federal Reserve Board, the OTS or any other governmental authority despite the best efforts of Issuer or the Substitute Option Issuer, as the case may be, to obtain such approvals, the exercise of the Option shall be deemed to have been rescinded as of the related Notice Date. In the event (a) Grantee receives official notice that an approval of the Federal Reserve Board, the OTS or any other governmental authority required for the purchase and sale of the Option Shares will not be issued or granted or (b) a closing date has not occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, Grantee shall be entitled to exercise the Option in connection with the resale of the Option Shares pursuant to a registration statement as provided in Section 6. Nothing contained in this Agreement shall restrict Grantee from specifying alternative means of exercising rights pursuant to Sections 2, 6 or 7 hereof in the event that the exercising of any such rights shall not have occurred due to the failure to obtain any required approval referred to in this Section 9.

  Section 10. Issuer hereby represents and warrants to Grantee as follows:

  (a) Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Issuer, enforceable against Issuer in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought; and

  (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise or the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, non-assessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

  Section 11. (a) Neither of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement or the Option created hereunder to any other person without the express written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Preliminary Purchase Event.

  (b) Any assignment of rights of Grantee to any permitted assignee of Grantee hereunder shall bear the restrictive legend at the beginning thereof substantially as follows:

    The transfer of the option represented by this assignment and the related option agreement is subject to resale restrictions arising under the Securities Act of 1933, as amended, and to certain provisions of an agreement between Norwest Corporation and AMFED Financial, Inc. ("Issuer"),
  dated as of the       day of July, 1995. A copy of such agreement is on
  file at the principal office of Issuer and will be provided to any permitted assignee of the Option without change upon receipt by Issuer of a written request therefor.

It is understood and agreed that (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute assignments without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute assignments without such reference if the Option has been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such assignments shall bear any other legend as may be required by law.

  Section 12. Each of Grantee and Issuer will use its reasonable efforts to make all filings with, and to obtain consents of, all third parties and Governmental Authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, if necessary, applying to the Federal Reserve Board under the BHC Act or the OTS under the SLHC Act for approval to acquire the shares issuable hereunder.

  Section 13. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

  Section 14. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that Grantee is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) (as adjusted pursuant hereto), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

  Section 15. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Plan.

  Section 16. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

  Section 17. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall be effective at the time of execution.

  Section 18. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

  Section 19. Except as otherwise expressly provided herein or in the Plan, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

  Section 20. Capitalized terms used in this Agreement and not defined herein but defined in the Plan shall have the meanings assigned thereto in the Plan.

  Section 21. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Plan.

  Section 22. In the event that any selection or determination is to be made by Grantee or the Owner hereunder and at the time of such selection or determination there is more than one Grantee or Owner, such selection shall be made by a majority in interest of such Grantee or Owners.

  Section 23. In the event of any exercise of the option by Grantee, Issuer and such Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

  Section 24. Except to the extent Grantee exercises the Option, Grantee shall have no rights to vote or receive dividends or have any other rights as a shareholder with respect to shares of Common Stock covered hereby.

  In Witness Whereof, each of the parties has caused this Stock Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.

                                          Norwest Corporation

                                            /s/ Les Biller
                                          By: _________________________________
                                          Name: Les Biller
                                          Title: Executive Vice President

                                          AMFED Financial, Inc.

                                            /s/ E.R. Houston
                                          By: _________________________________
                                          Name: E.R. Houston
                                          Title: Chief Executive Officer

                                   APPENDIX C

                         OPINION OF MERRILL LYNCH & CO.

                                                                  July 21, 1995

AMFED Financial, Inc.
2330 S. Virginia Street
Reno, Nevada 89502

Members of the Board:

  AMFED Financial, Inc. ("AMFED") and Norwest Corporation ("Norwest") propose to enter into an agreement dated July 21, 1995 (the "Agreement") pursuant to which AMFED will be merged with a wholly owned subsidiary of Norwest in a transaction (the "Merger") in which each outstanding share of AMFED's common stock, par value $0.01 per share (the "AMFED Shares"), will be converted into the right to receive a number of shares of (the "Exchange Ratio") of the common stock, par value $1 2/3 per share, of Norwest (the "Norwest Shares"). The terms and conditions of the Merger are more fully set forth in the Agreement. In connection with the Merger, the parties also propose to enter into an agreement (the "Option Agreement") pursuant to which AMFED will grant an option to acquire approximately 19.9% of AMFED's common share outstanding at a price of $26.00 per share. The terms and conditions of the Merger are more fully set forth in the Agreement and the Option Agreement.

  You have asked us whether, in our opinion, the proposed Exchange Ratio in the Merger is fair to the holders of AMFED Shares (other than Norwest) from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed AMFED's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and AMFED's Quarterly Report on Form 10-Q and the related unaudited financial information for the quarterly period ending March 31, 1995;

    (2) Reviewed Norwest's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994 and Norwest's Quarterly Report on Forms 10-Q and the related unaudited financial information for the quarterly period ending March 31, 1995;

    (3) Reviewed certain information, including financial forecasts and assumptions regarding incremental income resulting from the Merger, relating to the business, earnings, assets and prospects of AMFED and Norwest, furnished to us by the senior management of AMFED and Norwest;

    (4) Conducted discussions with members of senior management of AMFED and Norwest concerning their respective financial condition, businesses, earnings, assets and prospects and such management's view as to the future financial performance of AMFED and Norwest, as the case may be;

    (5) Reviewed the historical market prices and trading activity for the AMFED Shares and Norwest Shares and compared them, respectively, with that of certain publicly traded companies which we deemed to be relevant;

    (6) Compared the respective results of operations of AMFED and Norwest with those of certain companies which we deemed to be relevant;

    (7) Compared the proposed financial terms of the Merger contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

    (8) Analyzed, based upon the information provided by AMFED's and Norwest's senior management, the pro forma impact of the transaction on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Norwest;

    (9) Participated in discussions and negotiations among representatives of AMFED and Norwest;

    (10) Reviewed a draft of the Agreement dated July 19, 1995;

    (11) Reviewed a draft of the Option Agreement dated July 19, 1995; and

    (12) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

  In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied or otherwise made available to us for purposes of this opinion, and we have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of AMFED or Norwest nor have we been furnished any such evaluation or appraisal. We are not experts in the evaluation of allowance for loan losses, and we have not made an independent evaluation of the adequacy of the allowances for loan losses of AMFED or Norwest nor have we reviewed any individual credit files, and we have assumed that the aggregate allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have assumed and relied upon the senior management of AMFED referred to above as to the reasonableness and achievability of the financial and operating forecasts furnished by AMFED (and the assumptions and bases therefore). In that regard, we have assumed with your consent that such information, including, without limitation, financial forecasts, projected incremental income and adequacy of reserves, reflect the best currently available estimates and judgment of the senior management of AMFED and Norwest as to the expected future financial performance of AMFED, Norwest or the combined entity as the case may be. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  Our opinion has been rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approvals for the Merger.

  We have been retained by the Board of Directors of AMFED as an independent contractor to act as financial advisor to AMFED with respect to the Merger and will receive a fee for our services. We have within the past three years provided financial advisory, investment banking and other services to AMFED and Norwest and received customary fees for the rendering of such services. In addition, in the ordinary course of our securities business, we may actively trade debt and/or equity securities of AMFED or Norwest and their respective affiliates for our own account and the accounts of our customers, and we therefore may from time to time hold a long or short position in such securities. Our Opinion is directed to the Board of Directors of AMFED and may not be relied upon by any other person, nor does it constitute a recommendation to any shareholder of AMFED as to how such a shareholder should vote at any shareholder meeting of AMFED held in connection with the merger.

  On the basis of, and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair to the holders of AMFED Shares (other than Norwest) from a financial point of view.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                           Smith
                                                     Incorporated

                                          By: _________________________________
                                            Director--Merrill Lynch & Co.
                                            Investment Banking Group

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers
          -----------------------------------------

Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments, and the like in connection with an action, suit, or proceeding. Article Fourteenth of Norwest's Certificate of Incorporation provides for broad indemnification of directors and officers.

Item 21.  Exhibits and Financial Statement Schedules
          ------------------------------------------

Exhibits: Parenthetical references to exhibits in the description of Exhibits --------- 3.1, 3.1.1, 3.1.2, 3.1.3, and 3.2 below are incorporated by reference from such exhibits to the indicated reports of Norwest filed with the Securities and Exchange Commission under File No. 1-2979.

  2.1 -- Agreement and Plan of Reorganization, dated as of July 21, 1995, between AMFED Financial, Inc. and Norwest Corporation (included in Proxy Statement-Prospectus as Appendix A).

  2.2 -- Form of Agreement and Plan of Merger between AMFED Financial, Inc. and Merger Co. (included in Proxy Statement-Prospectus as part of Appendix A).

  3.1 -- Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(b) to Norwest's Current Report on Form 8-K dated June 28, 1993 and Exhibit 3 to Norwest's Current Report on Form 8-K dated July 3, 1995).

  3.1.1 -- Certificate of Designations of Powers, Preferences, and Rights of Norwest ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994).

  3.1.2 -- Certificate of Designations of Powers, Preferences, and Rights of Norwest Cumulative Tracking Preferred Stock (incorporated by reference to Exhibit 3 to Norwest's Current Report on Form 8-K dated January 9, 1995).

  3.1.3 -- Certificate of Designations of Powers, Preferences, and Rights of Norwest 1995 ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).

  3.1.4 -- Certificate eliminating the Certificate of Designations with respect to the Cumulative Convertible Preferred Stock, Series B (incorporated by reference to Exhibit 3(a) to Norwest's Current Report on Form 8-K dated November 1, 1995).

  3.2 -- By-Laws, as amended (incorporated by reference to Exhibit 4(c) to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1991).

   4    -- Rights Agreement, dated as of November 22, 1988, between Norwest
           Corporation and Citibank, N.A. (incorporated by reference to Exhibit 1 to Norwest's Form 8-A dated December 6, 1988).

   4.1 -- Certificate of Adjustment, dated July 21, 1989, to Rights Agreement (incorporated by reference to Exhibit 3 to Norwest's Form 8 dated July 21, 1989).

   4.2 -- Certificate of Adjustment, dated June 28, 1993, to Rights Agreement (incorporated by reference to Exhibit 4 to Norwest's Form 8-A/A dated June 29, 1993).

   5    -- Opinion of Stanley S. Stroup, counsel to Norwest.

   8    -- Form of Opinion of Breyer & Aguggia.

  23.1 -- Consent of Stanley S. Stroup (included as part of Exhibit 5 filed herewith).

  23.2  -- Consent of Breyer & Aguggia.

  23.3  -- Consent of KPMG Peat Marwick LLP.

  23.4  -- Consent of Deloitte & Touche LLP.

  24    -- Powers of Attorney.

  99    -- Form of proxy for Special Meeting of Shareholders of AMFED Financial,
           Inc.

Item 22.  Undertakings
          ------------

  (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a posteffective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (g) The undersigned registrant hereby undertakes to supply by means of a posteffective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 22nd day of November, 1995.

                                NORWEST CORPORATION

                                By:  /s/ Richard M. Kovacevich
                                     -------------------------
                                         Richard M. Kovacevich
                                         President and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed on the 22nd day of November, 1995, by the following persons in the capacities indicated:


/s/    Richard M. Kovacevich          President and Chief Executive Officer
-------------------------------       (Principal Executive Officer)
       Richard M. Kovacevich

/s/    John T. Thornton               Executive Vice President and Chief
-------------------------------         Financial Officer
       John T. Thornton               (Principal Financial Officer)


/s/    Michael A. Graf                Senior Vice President and Controller
-------------------------------       (Principal Accounting Officer)
       Michael A. Graf


DAVID A. CHRISTENSEN   )
GERALD J. FORD         )
PIERSON M. GRIEVE      )
CHARLES M. HARPER      )
WILLIAM A. HODDER      )
LLOYD P. JOHNSON       )                  A majority of the
REATHA CLARK KING      )                  Board of Directors*
RICHARD M. KOVACEVICH  )
RICHARD S. LEVITT      )
RICHARD D. McCORMICK   )
CYNTHIA H. MILLIGAN    )
IAN M. ROLLAND         )
STEPHEN E. WATSON      )
MICHAEL W. WRIGHT      )

---------

*Richard M. Kovacevich, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such persons.

                                   /s/ Richard M. Kovacevich
                                   -------------------------
                                       Richard M. Kovacevich
                                       Attorney-in-Fact

                               INDEX TO EXHIBITS


Exhibit                                                               Form of
Number                          Description*                           Filing
-------                         ------------                        ------------

 2.1     Agreement and Plan of Reorganization, dated as of July
         21, 1995, between AMFED Financial, Inc. (included in
         Proxy Statement-Prospectus as Appendix A).


 2.2     Form of Agreement and Plan of Merger between AMFED
         Financial, Inc. and Merger Co. (included in Proxy
         Statement-Prospectus as part of Appendix A).


 3.1 Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(b) to Norwest's Current Report on Form 8-K dated June 28, 1993 and
         Exhibit 3 to Norwest's Current Report on Form 8-K dated
         July 3, 1995).


 3.1.1   Certificate of Designations of Powers, Preferences, and
         Rights of Norwest ESOP Cumulative Convertible Preferred
         Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994).


 3.1.2 Certificate of Designations of Powers, Preferences, and Rights of Norwest Cumulative Tracking Preferred Stock (incorporated by reference to Exhibit 3 to Norwest's Current Report on Form 8-K dated January 9, 1995).


 3.1.3 Certificate of Designations of Powers, Preferences, and Rights of Norwest 1995 ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).


 3.1.4 Certificate eliminating the Certificate of Designations with respect to the Cumulative Convertible Preferred Stock, Series B (incorporated by reference to Exhibit 3(a) to Norwest's Current Report on Form 8-K dated November 1, 1995).


 3.2 By-Laws, as amended (incorporated by reference to Exhibit 4(c) to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1991).


 4       Rights Agreement, dated as of November 22, 1988, between
         Norwest Corporation and Citibank, N.A. (incorporated by reference to Exhibit 1 to Norwest's Form 8-A dated
         December 6, 1988).

Exhibit                                                               Form of
Number                          Description*                           Filing
-------                         ------------                        ------------

 4.1 Certificate of Adjustment, dated July 21, 1989, to Rights Agreement (incorporated by reference to Exhibit 3 to Norwest's Form 8 dated July 21, 1989).


 4.2 Certificate of Adjustment, dated June 28, 1993, to Rights Agreement (incorporated by reference to Exhibit 4 to Norwest's Form 8-A/A dated June 29, 1993).


 5       Opinion of Stanley S. Stroup, counsel to Norwest.           Electronic
                                                                    Transmission


 8       Form of Opinion of Breyer & Aguggia                         Electronic
                                                                    Transmission


23.1     Consent of Stanley S. Stroup (included as part of Exhibit
         5 filed herewith).


23.2     Consent of Breyer & Aguggia.                                Electronic
                                                                    Transmission


23.3     Consent of KPMG Peat Marwick LLP.                           Electronic
                                                                    Transmission


23.4     Consent of Deloitte & Touche LLP.                           Electronic
                                                                    Transmission


24       Powers of Attorney.                                         Electronic
                                                                    Transmission


99       Form of proxy for Special Meeting of Shareholders of        Electronic
         AMFED Financial, Inc.                                      Transmission

________________________

  * Parenthetical references to exhibits in the description of Exhibits 3.1, 3.1.1, 3.1.2, 3.1.3, 3.1.4 and 3.2 are incorporated by reference from such exhibits to the indicated reports of Norwest filed with the SEC under File No. 1-2979.